SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

On May 24, 2005, Scottish Power plc issued a press release announcing both the sale of its regulated U.S. electricity subsidiary, PacifiCorp, and its preliminary fourth quarter and annual financial results to March 31, 2005.

EXHIBITS

10.1	Stock Purchase Agreement dated as of May 23, 2005, by and among Scottish Power plc, as seller parent, PacifiCorp Holdings, Inc., as seller and MidAmerican Energy Holdings Company, as buyer, for the purchase and sale of all of the Common Stock, no par value, of PacifiCorp, an Oregon corporation.

99.1	Press release, dated May 24, 2005, issued by Scottish Power plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scottish Power plc
(Registrant)

Date:	May 31, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

Exhibit 10.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

SCOTTISH POWER PLC, AS SELLER PARENT,

PACIFICORP HOLDINGS, INC., AS SELLER,

AND

MIDAMERICAN ENERGY HOLDINGS COMPANY,

AS BUYER,

FOR THE PURCHASE AND SALE OF

ALL OF THE COMMON STOCK, NO PAR VALUE,

OF PACIFICORP, AN OREGON CORPORATION

Dated as of May 23, 2005

i

Table of Contents

(continued)

Table of Contents

(continued)

Seller Parent Disclosure Letter

Section 2.1	Organization and Qualification
Section 2.2	Capital Stock
Section 2.4	Non Contravention; Approvals and Consents
Section 2.5	SEC Reports, Financial Statements and Utility Reports
Section 2.6	Absence of Certain Changes or Events
Section 2.7	Absence of Undisclosed Liabilities
Section 2.8	Legal Proceedings
Section 2.10	Permits; Compliance with Laws and Orders
Section 2.11	Compliance with Agreements
Section 2.12	Taxes
Section 2.13	Employee Benefits Plans; ERISA
Section 2.14	Labor Matters
Section 2.15	Environmental Matters
Section 2.16	Intellectual Property
Section 2.17	Regulation as a Utility
Section 2.18	Insurance
Section 2.20	Affiliate Transactions
Section 4.1	Covenants of the Seller Parent and the Seller
Section 4.1(d)	Dividends
Section 4.1(f)	Acquisitions
Section 4.1(g)	Dispositions
Section 4.1(i)	Employee Benefits
Section 4.1(n)	Transmission; Generation
Section 4.3	Tax Matters
Section 5.4	Employee Benefit Plans
Section 6.2(e)	Resigning Directors
Section 9.11(e)	Knowledge

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of this 23rd day of May, 2005, by and among Scottish Power plc, a Scottish public limited company registered under the laws of Scotland (the “Seller Parent”), PacifiCorp Holdings, Inc., a Delaware corporation and indirect wholly owned subsidiary of Seller Parent (the “Seller”), and MidAmerican Energy Holdings Company, an Iowa corporation (the “Buyer”).

W I T N E S S E T H:

WHEREAS, the Seller owns 312,176,089 shares (together with any and all shares of Common Stock issued pursuant to Section 4.1(e), the “Shares”) of Common Stock, no par value (the “Common Stock”), of PacifiCorp, an Oregon corporation (the “Company”); and

WHEREAS, the Buyer desires to purchase all of the Shares from the Seller, and the Seller desires to sell its Shares to the Buyer, in each case upon the terms and subject to the conditions set forth in this Agreement; and

NOW, THEREFORE, in consideration of the mutual terms, conditions and other agreements set forth herein, the parties hereto hereby agree as follows:

ARTICLE I.

SALE AND PURCHASE

SECTION 1.1. Agreement to Sell and to Purchase. On the Closing Date and upon the terms and subject to the conditions set forth in this Agreement, the Seller shall (and the Seller Parent shall cause the Seller to) sell, assign, transfer, convey and deliver all of the Shares, free and clear of any pledges, restrictions on transfer, proxies and voting or other agreements, liens, claims, charges, mortgages, security interests or other legal or equitable encumbrances, limitations or restrictions of any nature whatsoever (“Encumbrances”), to the Buyer, and the Buyer shall purchase the Shares from the Seller.

SECTION 1.2. Closing. Subject to the provisions of the last sentence of Section 6.2(c), the closing of the sale and purchase of the Shares (the “Closing”) shall take place at 10:00 A.M., three business days after the satisfaction or waiver of the conditions contained in Article VI (other than those conditions that by their nature are to be fulfilled at Closing), or at such other time and date as the Buyer and the Seller Parent shall agree in writing (the “Closing Date”), at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019, or at such other place as the Buyer and the Seller Parent shall agree in writing. At the Closing, the Seller shall (and the Seller Parent shall cause the Seller to) deliver to the Buyer, or its designees, a certificate or certificates evidencing the Shares, with a stock power duly endorsed in blank. In full consideration for the Shares, the Buyer shall thereupon pay to the Seller an amount (the “Purchase Price”) equal to $5,109,500,000 plus an amount equal to the aggregate amount of capital contributions made to the Company pursuant to Section 4.1(a)(i)(y) in immediately available funds to an account designated in writing by the Seller Parent to the Buyer at least 48 hours before the Closing without deduction, setoff or withholding except as provided in this Agreement.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARENT AND THE SELLER

The Seller Parent and the Seller hereby, jointly and severally, represent and warrant to the Buyer, as of the date hereof and as of the Closing Date (or if made as of a specified date, such date), as follows:

SECTION 2.1. Organization and Qualification. (a) Each of the Seller Parent and the Seller is duly organized, validly existing and in good standing (with respect to jurisdictions which recognize the concept of good standing) under the laws of its jurisdiction of organization. Each of the Company and the Company’s Subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions which recognize the concept of good standing) under the laws of its jurisdiction of organization and has full corporate or partnership, as the case may be, power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties, except for such failures to be so organized, existing and in good standing (with respect to jurisdictions which recognize the concept of good standing) or to have such power and authority which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole. Each of the Company and its Subsidiaries is duly qualified, licensed or admitted to do business and is in good standing (with respect to jurisdictions which recognize the concept of good standing) in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing (with respect to jurisdictions which recognize the concept of good standing) which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole. Section 2.1 of the letter, dated May 23, 2005, and delivered to the Buyer by the Seller Parent on such date (the “Seller Parent Disclosure Letter”) (i) sets forth the name and jurisdiction of organization of each Subsidiary of the Company, (ii) with respect to Subsidiaries that are corporations, lists (A) such Subsidiary’s authorized capital stock, (B) the number of issued and outstanding shares of such Subsidiary’s capital stock and (C) the record owners of such Subsidiary’s shares, (iii) with respect to Subsidiaries that are partnerships, lists the names and ownership interests of the partners thereof, and (iv) specifies each of the Subsidiaries that is (A) a “public utility company,” a “holding company,” an “exempt wholesale generator” or a “foreign utility company” within the meaning of Section 2(a)(5), 2(a)(7), 32(a)(1) or 33(a)(3) of the Public Utility Holding Company Act of 1935, as amended (the “1935 Act”), respectively, (B) a “public utility” within the meaning of Section 201(e) of the Federal Power Act (the “Power Act”) or (C) a “qualifying facility” within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended, or that owns such a qualifying facility. The Seller Parent or the Seller has previously delivered to Buyer copies of the Organizational Documents as currently in effect of the Company and its Subsidiaries. “Organizational Documents” shall mean certificates or articles of incorporation, bylaws, certificates of formation, limited liability company agreements, partnership or limited partnership agreements, or other formation or governing documents of a particular entity.

(b) Section 2.1 of the Seller Parent Disclosure Letter sets forth a description of all Joint Ventures in existence as of the date hereof, including (i) the name of each such entity and the Company’s interest therein, and (ii) a brief description of the principal line or lines of business conducted by each such entity. For purposes of this Agreement, “Joint Venture” shall mean any corporation or other entity (including, but not limited to, partnerships and other business associations) that is not a Subsidiary of the Company and in which the Company or one or more of its Subsidiaries owns directly or indirectly an equity or similar interest, other than equity interests which are less than 5% of each class of the outstanding voting securities or equity interests of any such entity.

(c) Except for interests in the Subsidiaries of the Company and the Joint Ventures, and as disclosed in the SEC Reports filed on or before the Cutoff Date or Section 2.1 of the Seller Parent Disclosure Letter, none of the Company nor any of its Subsidiaries owns, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any material corporation, partnership, limited liability company, joint venture or other business association or entity. “Cutoff Date” shall mean (i) in the case of the Draft 2005 10-K, May 20, 2005, and (ii) in all other cases, the date which is 10 days before the date hereof.

(d) Except as disclosed in Section 2.1 of the Seller Parent Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including without limitation any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including without limitation any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”)).

(e) Section 2.1 of the Seller Parent Disclosure Letter sets forth the direct and indirect ownership of the capital stock of the Seller.

SECTION 2.2. Capital Stock. (a) The authorized and outstanding capital stock of the Company consists of:

(i) 750 million shares of Common Stock, of which 312,176,089 are issued and outstanding, and

(ii) 126,533 shares of 5% preferred stock, of which 126,243 are issued and outstanding; 3.5 million shares of serial preferred stock, of which 288,390 are issued and outstanding and of which 2,065 are designated the 4.52% Series, 18,046 are designated the 7.00% Series, 5,930 are designated the 6.00% Series, 41,908 are designated the 5.00% Series, 65,959 are designated the 5.40% Series, 69,890 are designated the 4.72% Series, and 84,592 are designated the 4.56% Series, respectively; and 16 million shares of no par serial preferred stock, of which 525,000 shares are designated the $7.48 Series (collectively, the “Company Preferred Stock”).

All of the issued and outstanding shares of capital stock of the Company, and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. There were no outstanding subscriptions, options, warrants, rights (including, but not limited to, stock appreciation rights), preemptive rights or other contracts, commitments, understandings or arrangements, including, but not limited to, any right of conversion or exchange under any outstanding security, instrument or agreement (together, “Options”), obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of the Company or to grant, extend or enter into any Option with respect thereto.

(b) Except as disclosed in the SEC Reports filed on or prior to the Cutoff Date or Section 2.2 of the Seller Parent Disclosure Letter, all of the outstanding shares of capital stock of each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable and are owned, beneficially and of record, by the Company or a Subsidiary wholly owned, directly or indirectly, by the Company, free and clear of any Encumbrances, other than Encumbrances or failures to so own which are immaterial. Except as disclosed in the SEC Reports filed on or prior to the Cutoff Date or Section 2.2 of the Seller Parent Disclosure Letter, there are no (i) outstanding Options obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of any Subsidiary of the Company or to grant, extend or enter into any such Option or (ii) voting trusts, proxies or other commitments, understandings, restrictions or arrangements in favor of any person other than the Company or a Subsidiary wholly owned, directly or indirectly, by the Company with respect to the voting of, or the right to participate in dividends or other earnings on, any capital stock of any Subsidiary of the Company.

(c) The Company is a “public utility company” and a “subsidiary company” of a “holding company” that is registered under Section 5 of the 1935 Act. None of the Joint Ventures is a “public utility company” or a “holding company” within the meaning of Section 2(a)(5) or 2(a)(7) of the 1935 Act, respectively.

(d) Except as disclosed in the SEC Reports filed on or prior to the Cutoff Date or Section 2.2 of the Seller Parent Disclosure Letter, there are no outstanding contractual obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any material capital stock of any Subsidiary of the Company or to provide any material amount of funds to, or make any material investments (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other person.

(e) No bonds, debentures, notes, or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or which are convertible into or exercisable for securities having the right to vote) (collectively, “Company Voting Debt”) on any matters on which Company shareholders may vote are issued or outstanding nor are there any outstanding Options obligating the Company or any of its Subsidiaries to issue or sell any Company Voting Debt or to grant, extend or enter into any Option with respect thereto.

SECTION 2.3. Authority Relative to this Agreement. Each of the Seller Parent and the Seller has full corporate power and authority to enter into this Agreement, and, subject to obtaining the Seller Parent Shareholders’ Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of the Seller Parent and the Seller and the consummation by each of them of the transactions contemplated hereby have been duly and validly approved by their respective Boards of Directors (and, in the case of the Seller, all of its direct shareholders), and no other corporate proceedings on the part of the Seller Parent or the Seller are necessary to authorize the execution, delivery and performance of this Agreement by the Seller Parent and the Seller and the consummation by the Seller Parent and the Seller of the transactions contemplated hereby, other than obtaining the Seller Parent Shareholders’ Approval.

The Board of Directors of the Seller Parent has unanimously passed a resolution declaring the advisability of this Agreement and the purchase and sale of the Shares (the “Share Purchase”) and the other transactions contemplated hereby and resolving that the same be submitted for consideration by the shareholders of the Seller Parent. This Agreement has been duly and validly executed and delivered by the Seller Parent and the Seller and constitutes a legal, valid and binding obligation of each of them enforceable against each of them in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

SECTION 2.4. Non-Contravention; Approvals and Consents. (a) The execution and delivery of this Agreement by the Seller Parent and the Seller do not, and the performance by each of them of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Encumbrances upon any of the assets or properties of the Seller Parent, the Seller, the Company or any of the Company’s Subsidiaries or any of the Joint Ventures under, any of the terms, conditions or provisions of (i) the Organizational Documents of the Seller Parent, the Seller, the Company or any of the Company’s Subsidiaries, or (ii) subject to the obtaining of the Seller Parent Shareholders’ Approval and the taking of the actions described in Section 2.4(b), (x) any statute, law, rule, regulation or ordinance (together, “laws”), or any judgment, decree, order, writ, permit or license (together, “orders”), of any court, tribunal arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision (a “Governmental or Regulatory Authority”) applicable to the Seller Parent, the Seller, the Company or any of the Company’s Subsidiaries or any of the Joint Ventures or any of their respective assets or properties, or (y) except as disclosed in Section 2.4 of the Seller Parent Disclosure Letter, any note, bond, mortgage, security agreement, indenture, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind (together, “Contracts”) to which any of them is a party or by which any of them or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, rights of payment or reimbursement, terminations, cancellations, modifications, accelerations and creations and impositions of Encumbrances which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole or on the ability of the Seller Parent or the Seller to consummate the transactions contemplated by this Agreement.

(b) Except (i) for the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (ii) for the approval by the United Kingdom Listing Authority (the “UKLA”) of the Seller Shareholder Disclosure Documents, (iii) for the filings with and notices to the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), (iv) for the filings with, notices to, and orders, consents and approvals of, the SEC pursuant to the 1935 Act, (v) for the filing of an application under Section 203 of the Power Act for the sale or disposition of jurisdictional facilities of the Company, (vi) for the filings with, notices to, and orders, consents and approvals of, the Nuclear Regulatory Commission (“NRC”), (vii) for the filings with, notices to, and orders, consents and approvals of, the Federal Communications Commission (“FCC”), (viii) for the filings with, notices to, and orders, consents and approvals of, the state public utilities commission (including, without limitation, the state utility regulatory agencies of California, Idaho, Oregon, Utah, Washington and Wyoming), and (ix) as disclosed in Section 2.4 of the Seller Parent Disclosure Letter, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority or other public or private third party is necessary or required under any of the terms, conditions or provisions of any law or order of any Governmental or Regulatory Authority or any Contract to which the Seller Parent, the Seller, the Company or any of the Company’s Subsidiaries or any of the Joint Ventures is a party or by which the Seller Parent, the Seller, the Company or any of the Company’s Subsidiaries or any of the Joint Ventures or any of their respective assets or properties is bound, for the execution and delivery of this Agreement by the Seller Parent and the Seller, the performance by the Seller Parent and the Seller of their respective obligations hereunder or the consummation of the transactions contemplated hereby, other than such consents, approvals, actions, filings and notices which the failure to make or obtain, as the case may be, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole or on the ability of the Seller Parent or the Seller to consummate the transactions contemplated by this Agreement.

SECTION 2.5. SEC Reports, Financial Statements and Utility Reports.

(a) The Seller Parent has delivered or made available to the Buyer via EDGAR filings with the SEC a true and complete copy of each form, report, schedule, registration statement, registration exemption, if applicable, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) filed by the Company or any of its Subsidiaries with the SEC under the Securities Act and the Exchange Act since March 31, 2003, and the draft annual report on Form 10-K of the Company, dated May 20, 2005, labeled Draft No. 12, for the fiscal year ended March 31, 2005 (the “Draft 2005 10-K”) (as such documents have since the time of their filing been amended or supplemented, the “SEC Reports”), which are all the documents (other than preliminary materials) that the Company and its Subsidiaries were required to file with the SEC since such date. As of their respective dates, the SEC Reports (assuming, in the case of the Draft 2005 10-K, that the Company’s consolidated unaudited financial statements contained therein for the fiscal year ended March 31, 2005 are equivalent to audited financial statements) (i) complied as to form in all material respects with the requirements of the Securities Act and the Exchange Act (in each case, to the extent applicable), and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For purposes of this Agreement, both the Draft 2005 10-K and the Company’s actual report annual report on Form 10-K for the fiscal year ended March 31, 2005 shall be deemed SEC Reports, with the Draft 2005 10-K being assumed to have been filed with the SEC on May 20, 2005. The Seller Parent has, on or before May 20, 2005, delivered to the Buyer the unaudited consolidated financial statements of the Company as of and for the year ended March 31, 2005 as contained in the Draft 2005 10-K (the “FY 2005 Statements”). The FY 2005 Statements and the audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case the notes, if any, thereto) included in the SEC Reports (collectively, the “Company Financial Statements”) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be expressly indicated therein or in the notes thereto and except with respect to unaudited statements (other than the FY 2005 Statements) as permitted by Form 10-Q under the Exchange Act) and fairly present (subject, in the case of the unaudited interim financial statements, to the absence of footnotes normally contained therein and normal year-end audit adjustments (which are not expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries taken as a whole)) the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended. Except as set forth in Section 2.5 of the Seller Parent Disclosure Letter, each Subsidiary of the Company is treated as a consolidated subsidiary of the Company in the Company Financial Statements for all periods covered thereby.

(b) The Company, its Subsidiaries and the Joint Ventures are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder or under the Exchange Act (the “Sarbanes-Oxley Act”). Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3) thereof, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of the Company or any of its Subsidiaries.

(c) The Company its Subsidiaries and the Joint Ventures required to file documents with or furnish documents to the SEC pursuant to the Securities Act or the Exchange Act (a “Company Reporting Entity”) has (i) designed disclosure controls and procedures to ensure that material information relating to it and its consolidated Subsidiaries, is made known to its management by others within those entities and (ii) to the extent required by applicable laws, disclosed, based on its most recent evaluation, to its auditors and the audit committee of its Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect its ability to record, process, summarize and report financial information and (B) to the knowledge of the Seller Parent, any fraud, whether or not material, that involves management or other employees who have a significant role in such entity’s internal control over financial reporting.

(d) The Company and each Company Reporting Entity has complied with the applicable requirements of Section 404 of the Sarbanes-Oxley Act on or before the date by which they must comply with such requirements.

(e) Through the date hereof, the Seller Parent has delivered to the Buyer copies of any written notifications it has received since December 31, 2002 of a (i) “reportable condition” or (ii) “material weakness” in the Company’s internal controls. For purposes of this Agreement, the terms “reportable condition” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards No. 60, as in effect on the date hereof.

(f) All material filings required to be made by the Company or any of its Subsidiaries since December 31, 2002 under the 1935 Act, the Power Act and applicable state public utility laws and regulations, including, but not limited to, all material written forms, statements, reports, agreements and all material documents, exhibits, amendments and supplements appertaining thereto, including, but not limited to, all material rates, tariffs, franchises, service agreements and related documents, (i) have been filed with the SEC, the Federal Energy Regulatory Commission (the “FERC”), the Department of Energy (the “DOE”) or any appropriate state public utilities commission (including, without limitation, the state utility regulatory agencies of California, Idaho, Oregon, Utah, Washington and Wyoming), as the case may be, (ii) have been timely filed (in respect of filings with the SEC and the FERC), and (iii) complied, as of their respective dates, in all material respects with all applicable requirements of the appropriate statute and the rules and regulations thereunder.

SECTION 2.6. Absence of Certain Changes or Events. Except as disclosed in the SEC Reports filed on or prior to the Cutoff Date, the FY 2005 Statements or Section 2.6 of the Seller Parent Disclosure Letter, since March 31, 2005, (a) there has not been (i) any change, event or development that would reasonably be expected to have individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries taken as a whole (other than those changes, events or developments occurring as a result of weather conditions or general economic or financial conditions, in each case which are not unique to or do not disproportionately affect in a material manner (in relation to the effects on other entities who participate or are engaged in the lines of business in which the Company and its Subsidiaries are engaged) the Company and its Subsidiaries), nor (ii) any transaction that would have been prohibited by Section 4.1(a)(ii), (iii) or (iv), 4.1(b) through 4.1(r), inclusive, 4.3, 4.4 or 4.5, as if such provisions had been in effect on March 31, 2005 (it being understood that for purposes of this Section 2.6(a)(ii), all references in Section 4.1(i) to “the date hereof” shall mean March 31, 2005), and (b) the Company and its Subsidiaries and the Joint Ventures have conducted their respective businesses only in the ordinary course consistent with past practice.

SECTION 2.7. Absence of Undisclosed Liabilities. Except for matters reflected or reserved against in the balance sheet for the period ended March 31, 2005 included in the Company Financial Statements (including the notes thereto) or as disclosed in the SEC Reports filed on or prior to the Cutoff Date or in Section 2.7 of the Seller Parent Disclosure Letter,

neither the Company nor any of its Subsidiaries had at such date, or has incurred since such date, any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature that would be required by U.S. generally accepted accounting principles applied on a consistent basis to be reflected on a consolidated balance sheet of the Company and its consolidated subsidiaries (including the notes thereto), except liabilities or obligations (i) which did not so exist on or before March 31, 2005 and were incurred in the ordinary course of business consistent with past practice or (ii) would not reasonably be expected to have individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries taken as a whole.

SECTION 2.8. Legal Proceedings. Except as disclosed in the SEC Reports filed on or prior to the Cutoff Date, the FY 2005 Statements or in Section 2.8 of the Seller Parent Disclosure Letter and except for environmental matters which are governed by Section 2.15, (i) there are no actions, suits, arbitrations or proceedings (including, without limitation, Governmental or Regulatory Authority investigations or audits), pending or, to the knowledge of the Seller Parent, threatened in writing against the Seller Parent, the Seller, the Company or any of the Company’s affiliates or any of the Joint Ventures or any of their respective officers, directors, employees (in each case in their capacity as such), assets and properties which, individually or in the aggregate, have had, or would reasonably be expected to have, a material adverse effect on the Company and its Subsidiaries taken as a whole or on the ability of the Seller Parent or the Seller to consummate the transactions contemplated by this Agreement, and (ii) none of the Seller Parent, the Seller, the Company nor any of the Company’s Subsidiaries is subject to any order of any Governmental or Regulatory Authority which, individually or in the aggregate, is having, or would reasonably be expected to have, a material adverse effect on the Company and its Subsidiaries taken as a whole or on the ability of the Seller Parent or the Seller to consummate the transactions contemplated by this Agreement.

SECTION 2.9. Seller Parent Circular. (a) The Class 1 circular required by the Listing Rules (the “Listing Rules”) of the UKLA to be issued to shareholders of Seller Parent (the “Circular”) (together with any amendments or supplements thereto, the “Seller Parent Disclosure Documents”)) will, at all relevant times, include all information, which, in each case, is required to enable the Seller Parent Disclosure Documents, the parties hereto and the Company to comply (in respect of the transactions contemplated hereby) in all material respects with all United Kingdom statutory and other legal and regulatory provisions (including, without limitation, the Companies Act of 1985 of the United Kingdom (the “Companies Act”), the Financial Services and Markets Act 2000 of the United Kingdom and the rules and regulations made thereunder, and the rules and requirements of the UKLA and all such information contained in such documents will be in accordance with the facts and will not omit anything material likely to affect the import of such information.

(b) Notwithstanding the foregoing provisions of this Section 2.9, no representation or warranty is made by the Seller Parent or the Seller with respect to statements made or incorporated by reference in the Seller Parent Disclosure Documents based on information supplied by Buyer expressly for inclusion or incorporation by reference therein.

SECTION 2.10. Permits; Compliance with Laws and Orders. The Company, its Subsidiaries and the Joint Ventures hold all permits, licenses, authorizations, franchises,

variances, exemptions, orders and approvals of all Governmental and Regulatory Authorities (other than environmental permits which are governed by Section 2.15) necessary for the lawful conduct of their respective businesses (the “Company Permits”), except for failures to hold such Company Permits which, individually or in the aggregate, are not having, and would not reasonably be expected to have, a material adverse effect on the Company and its Subsidiaries taken as a whole. The Company, its Subsidiaries and the Joint Ventures are in compliance with the terms of the Company Permits, except failures so to comply which, individually or in the aggregate, are not having, and would not reasonably be expected to have, a material adverse effect on the Company and its Subsidiaries taken as a whole. Except as disclosed in the SEC Reports filed on or prior to the Cutoff Date or Section 2.10 of the Seller Parent Disclosure Letter, the Company, its Subsidiaries and the Joint Ventures are not (and since December 31, 2002, have not been) in violation of or default under any law or order of any Governmental or Regulatory Authority, except for such violations or defaults which, individually or in the aggregate, are not having, and would not reasonably be expected to have, a material adverse effect on the Company and its Subsidiaries taken as a whole. No modification, suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Seller Parent, threatened, except where the modification, suspension or cancellation of any of the Company Permits, individually or the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on the Company, its Subsidiaries and the Joint Ventures, and no notice of violation of any of the Company Permits has been received or, to the knowledge of the Seller Parent, threatened, except for violations of any of the Company Permits that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company. With respect to any of the Company Permits that are required to be renewed or reissued in order for the Company to continue its business as conducted on the date hereof, to the knowledge of the Seller Parent, there are no actions, events or circumstances that could reasonably be expected to adversely affect the renewal, extension or reissuance of any such Company Permit, except those that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company.

SECTION 2.11. Compliance with Agreements. Except as disclosed in the SEC Reports filed on or prior to the Cutoff Date, the FY 2005 Statements or Section 2.11 of the Seller Parent Disclosure Letter:

(a) neither the Company nor any of its Subsidiaries nor any of the Joint Ventures nor, to the knowledge of the Seller Parent, any other party thereto is in breach or violation of, or in default in the performance or observance of any term or provision of, and no event has occurred which, with notice or lapse of time or both, would reasonably be expected to result in a default under, (i) the Organizational Documents of the Company or any of its Subsidiaries or (ii) any Contract to which the Company or any of its Subsidiaries or any of the Joint Ventures is a party or by which the Company or any of its Subsidiaries, or any of the Joint Ventures or any of their respective assets or properties is bound, except in the case of this clause (ii), for breaches, violations and defaults which, individually or in the aggregate, are not having, and would not reasonably be expected to have, a material adverse effect on the Company, its Subsidiaries and the Joint Ventures taken as a whole;

(b) neither the Company nor any of its Subsidiaries nor any of the Joint Ventures is a party to or bound by any Contract that (i) would, after giving effect to the consummation of the transactions contemplated by this Agreement, limit or restrict the Company or any of its Subsidiaries or any successor thereto, from engaging or competing in any line of business or in any geographic area or that contains restrictions on pricing (including most favored nation provisions) or exclusivity or non-solicitation provisions with respect to customers, (ii) limits or otherwise restricts the ability of the Company, any of its Subsidiaries or any Joint Venture to pay dividends or make distributions to its shareholders, (iii) provides for the operation or management of any operating assets of the Company or any of its Subsidiaries by any person other than the Company and its Subsidiaries or (iv) is a material guarantee or contains a material guarantee by the Company, any of its Subsidiaries or any Joint Venture of any indebtedness or other obligations of any person and has had, or would have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries taken as whole; and

(c) each Contract to which the Company, any of its Subsidiaries or any Joint Venture is a party is valid, binding and enforceable against the parties thereto, and is in full force and effect, except for such failures to be valid, binding and enforceable or to be in full force and effect, as, individually or in the aggregate, are not having, and would not materially be expected to have, a material adverse effect on the Company and its Subsidiaries taken as a whole.

SECTION 2.12. Taxes.

(a) Except as disclosed in the SEC Reports filed on or prior to the Cutoff Date, the FY 2005 Statements or Section 2.12 of the Seller Parent Disclosure Letter:

(i) The Seller is the common parent of an affiliated group of corporations (within the meaning of Section 1504(a) of the Internal Revenue Code of 1986, as amended (the “Code”)) that file consolidated federal income Tax Returns and the Company and its Subsidiaries are members of such group. Each of the Company and its Subsidiaries has filed, or has joined in the filing of, all material Tax Returns required to be filed by or with respect to it, or requests for extensions to file such Tax Returns have been timely filed or granted and have not expired, and all Tax Returns are complete and accurate in all respects, except to the extent that such failures to either file, to have extensions granted that remain in effect or to file returns complete and accurate in all respects, as applicable, do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries taken as a whole. The Company and each of its Subsidiaries has paid (or the Seller has paid on its behalf) all Taxes shown as due on such Tax Returns. No deficiencies for any Taxes have been proposed, asserted or assessed against the Company or any of its Subsidiaries that are not adequately reserved for, except for inadequately reserved Taxes and inadequately reserved deficiencies that do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries taken as a whole. No requests for waivers or extensions of the time to assess any Taxes against the Company or any of its Subsidiaries have been granted or are pending, except for requests with respect to such Taxes that have been adequately reserved for in the FY 2005 Statements or, to the extent not adequately reserved, the assessment of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries taken as a whole.

(ii) Except as disclosed in Section 2.12 of the Seller Parent Disclosure Letter or has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries taken as a whole, neither the Company nor any of its Subsidiaries is obligated to make any payment, or is a party to any agreement that obligates it to make any payments that will not be deductible under Code Section 280G.

(iii) Each of the Company and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income tax within the meaning of Code Section 6662 and the regulations in respect thereof in existence on the date hereof.

(iv) Neither the Company nor any of its Subsidiaries has in any year for which the applicable statute of limitations remains open distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(v) All Taxes which the Company or any of its Subsidiaries are required to withhold or collect, including, but not limited to, Taxes required to have been withheld in connection with amounts paid or owing to an employee, independent contractor, creditor, shareholder or other third party and sales, gross receipts and use taxes, have been duly withheld or collected and, to the extent required, have been paid over to the proper governmental agency or are held in separate bank accounts for such purpose. The Company and its Subsidiaries have duly and timely filed all Tax Returns with respect to such withheld Taxes.

(vi) No claim has been made in writing by a Governmental or Regulatory Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns such that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(vii) No material Encumbrance for Taxes exists with respect to any property or assets of the Company or any of its Subsidiaries, except Encumbrances for current Taxes not yet due and payable or Taxes being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained on the most recent financial statements contained in the SEC Reports or in the FY 2005 Statements.

(viii) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings with respect to Taxes have been entered into with or issued by any governmental authority or requested from any governmental authority with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has executed or filed any power of attorney with respect to Taxes which is currently in force.

(ix) The Company and its Subsidiaries are, and have at all times been, in compliance with the provisions of Sections 6011, 6111 and 6112 of the Code relating to tax shelter disclosure, registration and list maintenance and with the Treasury Regulations thereunder, and neither the Company nor any of the Subsidiaries has at any time, engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Sections 1.6011-

4(b)(2), 301.6111-2(b)(2) or 301.6112-1(b)(2)(A). No IRS Form 8886 has been filed with respect to any Company or any Subsidiary. Neither the Company nor any of its Subsidiaries has entered into any tax shelter or listed transaction with the sole or dominant purpose of the avoidance or reduction of a Tax liability in a jurisdiction outside the United States with respect to which there is a significant risk of challenge of such transaction by a governmental authority in a jurisdiction outside the United States.

(b) The unpaid Taxes of the Company and its Subsidiaries for any taxable year or period ending on or before March 31, 2005 (or for any taxable year or period beginning on or before and ending after March 31, 2005, the portion of such taxable year or period) for which Tax Returns have not yet been filed do not exceed in any material amount the reserve for actual Taxes (as opposed to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) taken into account on the Company Financial Statements.

(c) Except as set forth in Section 2.12 of the Seller Parent Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, bound by or otherwise obligated under any Tax allocation, indemnity or sharing agreement or any similar contract or arrangement. Section 2.12 of the Seller Parent Disclosure Letter contains a true and correct copy of each agreement listed therein. No amounts are or will be due by the Company or any Subsidiary under any such agreement other than the Amended Tax Allocation Agreement, dated as of April 1, 2004, by and among the Seller and its Subsidiaries, a copy of which has been provided to the Buyer, and other than amounts reserved for on the FY 2005 Statements. Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which is the Seller, or a predecessor thereof) or (ii) has any material liability for the Taxes of any person (other than any member of the Seller federal consolidated tax group) under United States Treasury Regulation Section 1.1502-6 (or any similar provision or state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

SECTION 2.13. Employee Benefit Plans; ERISA.

(a) Employee Benefit Plans; ERISA. Except as disclosed in Section 2.13 of the Seller Parent Disclosure Letter, the SEC Reports filed on or prior to the Cut-Off Date or as would not be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole, (i) all Company Employee Benefit Plans are in compliance with all applicable requirements of law, including without limitation ERISA and the Code, and (ii) neither the Company nor any of its Subsidiaries has any liabilities or obligations with respect to any such Company Employee Benefit Plans, whether accrued, contingent or otherwise, nor to the knowledge of the Seller Parent are any such liabilities or obligations expected to be incurred. Except as specifically set forth in Section 2.13 of the Seller Parent Disclosure Letter, the execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Benefit Plan that will, or could reasonably be expected to, result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee in an amount that could reasonably be expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole. The only severance agreements or severance policies applicable to the Company or any of its Subsidiaries are the agreements and policies specifically referred to in Section 2.13 of the Seller Parent Disclosure Letter.

(b) As used herein:

“Employee Benefit Plan” means any material Plan (other than any “multiemployer plan,” as that term is defined in Section 4001 of ERISA) entered into, established, maintained, sponsored, contributed to or required to be contributed to by the Seller Parent or any of its Subsidiaries for the benefit of the current or former employees or directors of the Company or any of its Subsidiaries (including any of the Company’s former Subsidiaries) and existing on the date hereof or at any time subsequent thereto and, in the case of a Plan which is subject to Part 3 of Title I of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder (“ERISA”), Section 412 of the Code or Title IV of ERISA, at any time during the five-year period immediately preceding the date of this Agreement;

“Plan” means any employment, bonus, incentive compensation, deferred compensation, long term incentive, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, accident, disability, severance, separation, termination, change of control or other benefit plan, agreement, practice, policy, program, scheme or arrangement, whether written or oral, and whether applicable to only one individual or a group of individuals, including, but not limited to any “employee benefit plan” within the meaning of Section 3(3) of ERISA; and

“ERISA Affiliate” means any person, who on or before the Closing, is under common control with the Company within the meaning of Section 414 of the Code.

(c) Complete and correct copies of the following documents have been made available to Buyer, on or before the date hereof: (i) all Employee Benefit Plans and any related trust agreements or related insurance contracts and pro forma option agreements, (ii) the most current summary plan descriptions of each Employee Benefit Plan subject to the requirement to give a summary plan description under ERISA, (iii) the most recent Form 5500 and Schedules thereto for each Employee Benefit Plan subject to such reporting, (iv) the most recent determination of the Internal Revenue Service with respect to the qualified status of each Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code, (v) the most recent accountings with respect to each Employee Benefit Plan funded through a trust and (vi) the most recent actuarial report of the qualified actuary of each Employee Benefit Plan with respect to which actuarial valuations are conducted.

(d) Except as set forth in Section 2.13 of the Seller Parent Disclosure Letter, neither the Company nor any Subsidiary maintains or is obligated to provide benefits under any life, medical or health Employee Benefit Plan (other than as an incidental benefit under a Plan qualified under Section 401(a) of the Code) which provides benefits to retirees or other terminated employees other than benefit continuations rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(e) Except as set forth in Section 2.13 of the Seller Parent Disclosure Letter, each Employee Benefit Plan covers only employees who are employed by the Company or a Subsidiary (or former employees or beneficiaries with respect to service with the Company or a Subsidiary).

(f) Except as set forth in Section 2.13 of the Seller Parent Disclosure Letter, neither the Company, any Subsidiary nor any ERISA Affiliate has at any time during the five (5) year period preceding the date hereof contributed to any “multiemployer plan”, as that term is defined in Section 4001 of ERISA. Except as set forth in Section 2.13 of the Seller Disclosure Letter, with respect to each “multiemployer plan”, as defined above, in which the Company, any Subsidiary or any ERISA Affiliate participates or has participated, (i) neither the Company, any Subsidiary nor any ERISA Affiliate has incurred, any withdrawal liability that could reasonably be expected to result in a material adverse effect on the Company and its Subsidiaries taken as a whole; (ii) neither the Company, any Subsidiary nor any ERISA Affiliate has received any notice that (A) any such plan is being reorganized in a manner that will result, or would reasonably be expected to result, in material liability, (B) increased contributions of a material amount may be required to avoid a reduction in plan benefits or the imposition of an excise tax or (C) any such plan is, or would reasonably be expected to become, insolvent; and (iii) on the knowledge of the Seller Parent, there are no PBGC proceedings against any such plan.

(g) Except as set forth in Section 2.13 of the Seller Parent Disclosure Letter, no transaction contemplated by this Agreement will result in liability to the Pension Benefit Guaranty Corporation (“PBGC”) under Section 302(c)(11), 4062, 4063, 4064 or 4069 of ERISA, or otherwise, with respect to the Company, any of its Subsidiaries, Buyer or any corporation or organization controlled by or under common control with any of the foregoing within the meaning of Section 4001 of ERISA, and, to the knowledge of the Seller Parent, no event or condition exists or has existed which would reasonably be expected to result in any material liability to the PBGC with respect to the Buyer, the Company, any Subsidiary or any such corporation or organization. To the knowledge of the Seller Parent, except as disclosed in the FY 2005 Statements or Section 2.13 of the Seller Parent Disclosure Letter, no event has occurred and there exists no condition or set of circumstances in connection with any Company Employee Benefit Plan, under which the Company or any Subsidiary, directly or indirectly (through any indemnification agreement or otherwise), could reasonably be expected to be subject to any risk of material liability under Section 409 of ERISA, Section 502(i) of ERISA, Title IV of ERISA or Section 4975 of the Code.

(h) Except as set forth in Section 2.13 of the Seller Parent Disclosure Letter, no “reportable event” within the meaning of Section 4043 of ERISA has occurred with respect to any Employee Benefit Plan that is a defined benefit plan under Section 3(35) of ERISA other than “reportable events” as to which the requirement of notice to the PBGC within thirty days has been waived that could reasonably be expected to result in a material adverse effect on the Company and its Subsidiaries taken as a whole.

(i) Except as set forth in Section 2.13 of the Seller Parent Disclosure Letter, no employer securities (including, without limitation, securities of the Seller Parent and its Subsidiaries), employer real property or other employer property is included in the assets of any Employee Benefit Plan.

(j) Each of the actuarial reports disclosed in Section 2.13 of the Seller Parent Disclosure Letter is the most up to date actuarial report prepared with respect to the Employee Benefit Plan to which such report relates.

SECTION 2.14. Labor Matters. (a) Except as disclosed in the SEC Reports filed on or prior to the Cutoff Date, the FY 2005 Statements or in Section 2.14 of the Seller Parent Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor agreement with any union or labor organization. Except as disclosed in the SEC Reports filed on or prior to the Cutoff Date, the FY 2005 Statements or in Section 2.14 of the Seller Parent Disclosure Letter, there are no disputes pending or, to the knowledge of the Seller Parent, threatened in writing between the Company or any of its Subsidiaries or any of the Joint Ventures and any trade union or other representatives of its employees, except in each case for such disputes as have not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries taken as a whole, and, to the knowledge of the Seller Parent, except as set forth in Section 2.14 of the Seller Parent Disclosure Letter, there are no material organizational efforts presently being made involving any of the now unorganized employees of the Company or any of its Subsidiaries or any of the Joint Ventures. Since December 31, 2002, there has been no work stoppage, or strike by employees of the Company or any of its Subsidiaries or any of the Joint Ventures except for such work stoppages or strikes as have not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries taken as a whole.

(b) To the knowledge of the Seller Parent, neither the Company nor any of its Subsidiaries nor any of the Joint Ventures is in material violation of any labor laws in any country (or political subdivision thereof) in which they transact business except for such violations as have not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries taken as a whole.

SECTION 2.15. Environmental Matters. Except as disclosed in the SEC Reports filed on or prior to the Cutoff Date, the FY 2005 Statements or in Section 2.15 of the Seller Parent Disclosure Letter or except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries taken as a whole:

(a) (i) Each of the Company, its Subsidiaries and the Joint Ventures is in compliance with all applicable Environmental Laws; and

     (ii) Neither the Company nor any of its Subsidiaries nor any of the Joint Ventures has received any written communication since January 1, 2001 from any person or Governmental or Regulatory Authority that alleges that the Company or any of its Subsidiaries or any of the Joint Ventures is not in such compliance with applicable Environmental Laws, except for any such non-compliance that has been settled or resolved.

(b) Each of the Company, its Subsidiaries and the Joint Ventures has obtained or maintains all environmental, health and safety permits and governmental authorizations (collectively, the “Environmental Permits”) necessary for the construction of its facilities and the conduct of its operations as currently conducted, as applicable, and all such Environmental Permits are in good standing or, where applicable or a renewal application or an application for any new operations that has been timely filed and is pending agency approval, and the Company, its Subsidiaries and the Joint Ventures are in compliance with all terms and conditions of the Environmental Permits.

(c) There is no Environmental Claim pending:

(i) against the Company or any of its Subsidiaries or any of the Joint Ventures;

(ii) to the knowledge of the Seller Parent, against any person or entity whose liability for such Environmental Claim the Company or any of its Subsidiaries or any of the Joint Ventures has or may have been retained or assumed either contractually or by operation of law; or

(iii) against any real or personal property or operations which the Company or any of its Subsidiaries or any of the Joint Ventures currently owns, leases or manages, in whole or in part.

(d) To the knowledge of the Seller Parent, there have not been any Releases or threatened Releases of any Hazardous Material that would be reasonably likely to form the basis of any Environmental Claim against the Company or any of its Subsidiaries or any of the Joint Ventures, or against any person or entity whose liability for any Environmental Claim the Company or any of it Subsidiaries or any of the Joint Ventures has or may have been retained or assumed either contractually or by operation of law.

(e) With respect to any predecessor of the Company or of any of its Subsidiaries, to the knowledge of the Seller Parent, there is no Environmental Claim pending or threatened and there has been no Release or threatened Release of Hazardous Materials that would be reasonably likely to form the basis of any Environmental Claim.

(f) To the knowledge of the Seller Parent, there are no material facts arising since November 29, 1999, that have not been disclosed to the Buyer, which are reasonably likely to form the basis of an Environmental Claim against the Company or any of its Subsidiaries or any of the Joint Ventures arising from (i) environmental remediation or mining reclamation activities, (ii) obligations under the federal Clean Air Act, as amended, or any similar state air emissions permitting law relating to the construction of or modifications to facilities by the Company, its Subsidiaries and the Joint Ventures or such remediation or reclamation facility construction or modification costs known to be required in the future, or (iii) any other environmental matter affecting the Company or its Subsidiaries or any of the Joint Ventures.

(g) As used in this Section 2.15:

“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or written notices of noncompliance, liability or violation by any person or entity (including, but not limited to, any Governmental or Regulatory Authority) alleging potential liability of the Company or any of its Subsidiaries or any of its Joint Ventures (including, without limitation, potential responsibility or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from:

(A) the presence, or Release or threatened Release into the environment, of any Hazardous Materials at any location, whether or not owned, operated, leased or managed by the Company or any of its Subsidiaries or any of the Joint Ventures;

(B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law; or

(C) any and all claims by any third party seeking damages, remediation costs, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence, Release or threatened Release of any Hazardous Materials into the environment;

“Environmental Laws” means all Federal, state and local laws, rules and regulations relating to pollution, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata or rare, threatened or endangered species and critical habitat), mining or protection of human health as it relates to the Release of Hazardous Materials or mining including, without limitation, the Mine Safety and Health Act (30 U.S.C. § 801 et seq.) and other laws and regulations relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

“Hazardous Materials” means (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls; (b) any chemicals, materials or substances which are now defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, or words of similar import, under any Environmental Law; and (c) any other chemical, substance or waste, exposure to which is now prohibited, limited or regulated under any Environmental Law in a jurisdiction in which the Company or any of its Subsidiaries or any of its Joint Ventures operates or any jurisdiction which has received such chemical, substance or waste from the Company or its Subsidiaries; and

“Release” means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water, groundwater or real or tangible property.

(h) This Section 2.15 contains the sole and exclusive representations and warranties of the Seller Parent and the Seller with respect to environmental matters arising under any Environmental Law or relating to Hazardous Materials.

SECTION 2.16. Intellectual Property. The Company and its Subsidiaries have all right, title and interest in, or a valid and binding license to use, all Intellectual Property individually or in the aggregate material to the conduct of the businesses of the Company and its Subsidiaries taken as a whole. Except as disclosed in Section 2.16 of the Seller Parent Disclosure Letter, neither the Company nor any Subsidiary of the Company is in default (or with the giving of notice or lapse of time or both, would be in default) under any license to use such Intellectual Property and, to the knowledge of the Seller Parent, such Intellectual Property is not being infringed by any third party, and neither the Company nor any Subsidiary of the Company is infringing any Intellectual Property of any third party, except for such defaults and infringements which, individually or in the aggregate, are not having and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries taken as a whole. For purposes of this Agreement, “Intellectual Property” means patents and patent rights, trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, copyrights and copyright rights and other proprietary intellectual property rights and all pending applications for and registrations of any of the foregoing.

SECTION 2.17. Regulation as a Utility. (a) The Company is not regulated as a public utility by any state other than the States of California, Idaho, Oregon, Utah, Washington and Wyoming. Section 2.17 of the Seller Parent Disclosure Letter lists each Subsidiary of the Company which is a public utility or is otherwise engaged in the regulated supply (including, but not limited to, generation, transmission or distribution) of electricity, natural gas and/or telecommunications. Except as set forth above and in Section 2.17 of the Seller Parent Disclosure Letter, neither the Company nor any “subsidiary company” or “affiliate” of the Company is subject to regulation as a public utility or public service company (or similar designation) by any state in the United States or any foreign country. The Company is not a public utility holding company under the 1935 Act.

(b) As used in this Section 2.17, the terms “subsidiary company” and “affiliate” shall have the respective meanings ascribed to them in Sections 2(a)(8) and 2(a)(11) of the 1935 Act.

SECTION 2.18. Insurance. Section 2.18 of the Seller Parent Disclosure Letter identifies as of the date hereof the material insurance policies of the Company and its Subsidiaries, and, to the extent applicable to the Company or any of its Subsidiaries, the material occurrence-based insurance policies and in respect of periods prior to the Closing, the material claims-made insurance policies of the Seller Parent and its affiliates. The Seller Parent has made available to the Buyer true and correct copies of each insurance policy identified in Section 2.18 of the Seller Parent Disclosure Letter. Except as set forth in Section 2.18 of the Seller Parent Disclosure Letter, each of the Company and its Subsidiaries is, and has been continuously since January 1, 2000, insured with financially responsible insurers in such amounts and against such risks and losses as are customary in all material respects for companies conducting the business conducted by the Company and its Subsidiaries during such time period. Except as set forth in Section 2.18 of the Seller Parent Disclosure Letter, since March 31, 2003 neither the Company nor any of its Subsidiaries has received any written notice of cancellation or termination with respect to any material insurance policy of the Company or any of its Subsidiaries, or any recommendation from any insurer with respect to any such policy that the Company or any of its

Subsidiaries make any material improvements in, or repairs to, the assets or operations of the Company or any of its Subsidiaries. The material insurance policies of the Company and each of its Subsidiaries are valid and enforceable policies. Except as set forth in Section 2.18 of the Seller Parent Disclosure Letter, the insurance policies of the Company and each of its Subsidiaries are owned by the Seller Parent and, except for occurrence-based policies in respect of occurrences before the Closing and except for claims-made policies in respect of claims made before the Closing, will cease to cover the Company and its Subsidiaries upon Closing.

SECTION 2.19. Vote Required. The only votes of the holders of any class of securities of the Seller Parent or the Company required to approve the transactions are the affirmative vote of a majority of the votes cast by such ordinary shareholders of the Seller Parent as (being entitled to do so) are present and vote in person or by proxy at the Seller Parent Shareholders’ Meeting in relation to the approval of the Share Purchase.

SECTION 2.20. Affiliate Transactions. Section 2.20 of the Seller Parent Disclosure Letter sets forth each material transaction since April 1, 2003 between the Company and its Subsidiaries and the Joint Ventures, on the one hand, and the Seller, the Seller Parent and/or any of their respective affiliates (other than the Company and its Subsidiaries) on the other.

SECTION 2.21. Trading. The Company has established risk parameters, limits and guidelines in compliance with the risk management policy approved by the Company’s Board of Directors (the “Company Trading Guidelines”) to restrict the level of risk that the Company, its Subsidiaries and the Joint Ventures are authorized to take with respect to, among other things, the net position resulting from all physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof and similar transactions (the “Net Company Position”) and monitors compliance by the Company, its Subsidiaries and the Joint Ventures with such Company Trading Guidelines. The Seller Parent has provided a copy of the Company Trading Guidelines to the Buyer prior to the date of this Agreement. At no time between March 31, 2005 and the date hereof, (i) has the Net Company Position not been within the risk parameters that are set forth in the Company Trading Guidelines, or (ii) has the exposure of the Company and its Subsidiaries with respect to the Net Company Position resulting from all such transactions been material to the Company and its Subsidiaries taken as a whole. From March 31, 2005 to the date hereof, the Company and its Subsidiaries have not, in accordance with generally recognized mark to market accounting policies, experienced an aggregate net loss in its trading and related operations that would be material to the Company and its Subsidiaries taken as a whole.

SECTION 2.22. Article VII of the Company’s Articles of Incorporation and Sections 60.825-60.845 of the BCA Not Applicable. The Seller Parent has caused the Company to take all necessary actions so that neither the provisions of Article VII of the Company’s Articles of Incorporation nor the provisions of Sections 60.825-60.845 of the BCA (i.e., affiliated transactions and fair price provisions) nor the Oregon Control Share Statute nor any other business combination statute or similar statutory provision will, before the termination of this Agreement, at any time apply to this Agreement or the transactions contemplated hereby.

SECTION 2.23. Sufficiency and Condition of Assets. The assets of the Company and its Subsidiaries are sufficient and adequate to carry on their respective businesses as presently conducted.

SECTION 2.24. Joint Venture Representations. Each representation or warranty made in this Article II relating to a Joint Venture that is neither operated nor managed by the Company or a Subsidiary of the Company shall be deemed to be made only to the Seller Parent’s knowledge.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller Parent and the Seller, as of the date hereof and as of the Closing Date, as follows:

SECTION 3.1. Organization. The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of Iowa.

SECTION 3.2. Authority Relative to This Agreement. The Buyer has full power and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution, delivery and performance of this agreement by the Buyer of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Buyer, and no other corporate proceedings on the part of the Buyer or its shareholders are necessary to authorize the execution, delivery and performance of this Agreement by the Buyer, and the consummation by the Buyer of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Buyer and constitutes a legal, valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

SECTION 3.3. Non-Contravention; Approvals and Consents. (a) The execution and delivery of this Agreement by the Buyer do not, and the performance by the Buyer of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Encumbrance upon any of the assets or properties of the Buyer or any of its Subsidiaries under any of the terms, conditions or provisions of (i) the Organization Documents of the Buyer or any of its Subsidiaries, or (ii) subject to the taking of the actions described in Section 3.3(b), (x) any laws or orders of any Governmental or Regulatory Authority applicable to the Buyer or any of its Subsidiaries or any of their respective assets or properties, or (y) any Contracts to which the Buyer or any of its Subsidiaries is a party or by which the Buyer or any of its Subsidiaries or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, rights of payment or reimbursement, terminations, modifications, accelerations and creations and impositions of Encumbrances which, individually or in the aggregate, do not have, and would not reasonably be expected to have, a material adverse effect on the ability of the Buyer to consummate the transactions contemplated by this Agreement.

(b) Except (i) for the filing of a premerger notification report under the HSR Act, (ii) filings with the SEC under the Exchange Act and with various state securities authorities that are required in connection with the transactions contemplated by this Agreement, (iii) the approval of the FERC pursuant to Section 203 of the Power Act, (iv) to the extent required, notice to and approval of the applicable state public utility commissions, (v) registration, consents, approvals and notice required under the 1935 Act, and (vi) required pre-approvals of license transfers with the FCC, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority or other public or private third party is necessary or required under any of the terms, conditions or provisions of any law or order of any Governmental or Regulatory Authority or any Contract to which the Buyer or any of its Subsidiaries is a party or by which the Buyer or any of its Subsidiaries or any of their respective assets or properties is bound for the execution and delivery of this Agreement by the Buyer of its obligations hereunder or the consummation of the transactions contemplated hereby, other than such consents, approvals, actions, filings and notices which the failure to make or obtain, as the case may be, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of the Buyer and any of its Subsidiaries to consummate the transactions contemplated by this Agreement.

SECTION 3.4. Financing. Buyer has sufficient cash and/or available sources of financing to pay the Purchase Price and to make all other necessary payments of fees and expenses in connection with the transactions contemplated by this Agreement, such that immediately following the Closing, the Buyer’s credit rating is expected to be maintained or improved.

ARTICLE IV.

COVENANTS

SECTION 4.1. Covenants of the Seller Parent and Seller. At all times from and after the date hereof until the Closing, the Seller Parent and the Seller, jointly and severally, covenant and agree that (except as required, or expressly permitted, by this Agreement, as set forth in Section 4.1 of the Seller Parent Disclosure Letter, or to the extent that the Buyer shall otherwise previously consent in writing, which consent (except as provided in Section 4.1(a)(viii)) shall not be unreasonably withheld, conditioned or delayed) they shall:

(a) (i) make a cash capital contribution to the Company (for no consideration) (x) on or before the last day of June, September, December and March in the Company’s fiscal year ending March 31, 2006 equal to $125 million; provided, that if the Closing occurs prior to the end of any fiscal quarter in the fiscal year ending March 31, 2006, a cash capital contribution shall be made at Closing in an amount equal to the product of $125 million and a fraction (the “Pro-Ration Fraction”) with a numerator equal to the number of days elapsed in such quarter and a denominator equal to the number of days in such quarter; and (y) on or before the last day of June, September, December and March in the Company’s fiscal year ending March 31, 2007 equal to $131.25 million;

(ii) not grant any options to purchase ordinary shares of Seller Parent or a related appreciation right to the extent the same are to be assumed by the Buyer or the Company;

(iii) not willfully take or fail to take any action that would reasonably expected to result (x) in a material breach of any provision by any of them of this Agreement, or (y) in any of their representations and warranties set forth in this Agreement being untrue on and as of the Closing Date;

(iv) not take (and not permit the Company or any of its Subsidiaries to take) any action that would be reasonably likely to jeopardize the qualification of any amount of outstanding revenue bonds of the Company, its Subsidiaries or the Joint Ventures which qualify on the date hereof under Section 142(a) of the Code as “exempt facility bonds” or as tax-exempt industrial development bonds under Section 103(b)(4) of the Internal Revenue Code of 1954, as amended, prior to the enactment of the Tax Reform Act of 1986;

(v) confer with the Buyer on a regular and frequent basis with respect to the Company’s business and operations and other matters relevant to the Share Purchase, and to promptly advise the Buyer, orally and in writing, of any material change or event, including, without limitation, any complaint, investigation or hearing by any Governmental or Regulatory Authority (or communication indicating the same may be contemplated) or the institution or threat of material litigation; provided, that none of the Seller Parent, the Seller, or the Company shall be required to make any disclosure to the extent such disclosure would constitute a violation of any applicable law or regulation, the Seller Parent and the Seller hereby agreeing to (and to cause the Company to) use commercially reasonable efforts to cause any such disclosure to be permitted under such law or regulation;

(vi) (x) notify the Buyer in writing of, and use all commercially reasonable efforts to cure before the Closing, any event, transaction or circumstance, as soon as practical after it becomes known to any of them or the Company, that causes, or is reasonably likely to cause, any covenant, or agreement of any of them or the Company under this Agreement to be breached or that renders, or is reasonably likely to render, untrue in any material respect as of the Closing Date any representation or warranty of the Seller Parent or the Seller contained in this Agreement, and (y) notify the Buyer in writing of, and use (at the Seller Parent’s or Seller’s sole cost and expense) all commercially reasonable efforts to cure, before the Closing, any violation or breach, as soon as practical after it becomes known to any of them or the Company of any representation, warranty, covenant or agreement made by the Seller Parent or the Seller that is having, or is reasonably likely to have, a material adverse effect on the Company, its Subsidiaries and the Joint Ventures, taken as a whole. No notice given pursuant to this paragraph shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein; and

(vii) subject to the terms and conditions of this Agreement, take or cause to be taken all commercially reasonable steps necessary or desirable and to proceed diligently and in good faith to satisfy each condition to Closing contained in Article VI of this Agreement and to consummate and make effective the transactions contemplated by this Agreement, and not take or fail to take any action that would reasonably be expected to result in the nonfulfillment of any such condition; and

(viii) not make any sale, disposition, issuance or other transfer of any capital stock of the Seller, ScottishPower NA 1 Limited or ScottishPower NA 2 Limited without the prior consent and approval of the Buyer, which shall not be withheld or delayed in any case involving a transfer of such capital stock which does not adversely affect (and could not reasonably be expected to adversely affect) the rights or obligations of the Buyer under this Agreement, the ability of the parties and the Company to fulfill their obligations hereunder and to timely consummate the transactions contemplated hereby, or the financial condition, results of operations, business, prospects, assets or liabilities of the Company, its Subsidiaries or the Joint Ventures; and

they shall cause and, in the case of the Joint Ventures, shall use their reasonable efforts to cause:

(b) Ordinary Course. The Company and each of its Subsidiaries to conduct their businesses only in, and not to take any action except in, the ordinary course consistent with past business practice and without limiting the generality of the foregoing to use all commercially reasonable efforts to preserve intact in all material respects their present business organizations, to maintain in effect all existing material permits, to keep available the services of their key officers and employees, to maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, to maintain insurance on their tangible assets and businesses in substantially the same amounts and against substantially the same risks and losses as are currently in effect, to preserve their relationships with customers and suppliers and others having significant business dealings with them and to comply in all material respects with all laws and orders of all Governmental or Regulatory Authorities applicable to them.

(c) Charter Documents. The Company and its Subsidiaries not to amend or make any public (in respect of the Organizational Documents of the Company) or binding proposal to amend its Organizational Documents.

(d) Dividends. The Company and its Subsidiaries not to:

(i) declare, set aside or pay any dividends on or make other distributions in respect of any of their respective capital stock, except:

(A) that the Company may continue the declaration and payment of (x) regular and required cash dividends on the Company Preferred Stock, with usual record and payment dates for such dividends in accordance with past dividend practice, and (y) cash dividends on the Shares at the rate of $53.7 million in aggregate per fiscal quarter in the Company’s fiscal year ending March 31, 2006 and at the rate of $60.575 million in aggregate per fiscal quarter in the Company’s fiscal year ending March 31, 2007, each such dividend not to be paid before the last day of the applicable fiscal quarter; provided, that (1) $50.8 million of the dividend for the fiscal quarter ending June 30, 2005 may be paid on May 27, 2005 and the remaining $2.9 million of such dividend may be paid on June 30, 2005, and (2) if the Closing occurs before the last day of a fiscal quarter, the Company may pay a dividend to the Seller in respect of such quarter equal to the product of $53.7 million (for fiscal quarters in the fiscal year ending March 31, 2006) or $60.575 million (for fiscal quarters in the fiscal year ending March 31, 2007), as applicable, and the Pro-Ration Fraction in respect of such quarter; and

(B) for the declaration and payment of dividends by (x) a wholly owned Subsidiary of the Company organized under the laws of a jurisdiction in the United States solely to the Company, (y) Bridger Coal Company in accordance with past practice and (z) Subsidiaries of regular cash dividends to the Company or another Subsidiary with usual record and payment dates (including, but not limited to, increases consistent with past practice) in accordance with past dividend practice;

(ii) split, combine, reclassify or take similar action with respect to any of their respective capital stock or share capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or comprised in its share capital;

(iii) except as disclosed in Section 4.1(d) of the Seller Parent Disclosure Letter, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or

(iv) redeem, repurchase or otherwise acquire any shares of its capital stock or any Option with respect thereto; provided, that a wholly owned Subsidiary of the Company organized under the laws of a jurisdiction in the United States may redeem, repurchase or otherwise acquire such shares from its parent corporation.

(e) Share Issuances. The Company and its Subsidiaries not to issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or comprised in its share capital or any Option with respect thereto (other than the issuance by a wholly owned Subsidiary of its capital stock to its parent corporation or the issuance of shares of Common Stock to the Seller as set forth in the Company Budget), or modify or amend any right of any holder of outstanding shares of capital stock or Options with respect thereto.

(f) Acquisitions. Except as set forth in Section 4.1(f) of the Seller Parent Disclosure Letter and other than as provided in the fiscal year 2006 operating budget of the Company, a copy of which is set forth in Section 4.1(f) of the Seller Parent Disclosure Letter and which has been discussed with Buyer, or any other budget of the Company thereafter approved by Buyer, which approval shall not be unreasonably withheld, conditioned or delayed (collectively, the “Company Budget”), including a 10% increase in the relevant items therein stated, the Company and its Subsidiaries not to acquire (by merging or consolidating with, or by purchasing an equity interest in or a portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof in excess of $10 million in any one transaction (or related series of transactions) and $40 million in the aggregate; provided, that (i) in the case of an acquisition by the Company, the equity interest or assets so acquired are included in the rate base of the Company and (ii) ten days’ prior written notice of any such transaction (or series of related transactions) not otherwise provided for in the Company Budget (including a 10% increase in the relevant items therein stated) involving consideration in excess of $5 million has been given to the Joint Executive Committee; and provided, further, that this Section 4.1(f) shall not prohibit any capital expenditures made in accordance with Section 4.1(k).

(g) Dispositions. Other than as set forth in Section 4.1(g) of the Seller Parent Disclosure Letter, the Company and its Subsidiaries not to sell, lease, grant any Encumbrances on or otherwise dispose of or Encumber any of their respective assets or properties, other than (i) as expressly provided in the Company Budget (including up to a 10% increase in the relevant amounts therein stated) or (ii) dispositions in the ordinary course of its business consistent with past practice and having an aggregate value of $10 million or less in any one transaction (or related series of transactions) and less than $40 million in the aggregate; provided, that ten days’ prior written notice of any such transaction (or series of related transactions) not otherwise provided for in the Company Budget (including a 10% increase in the relevant items therein stated) involving consideration in excess of $5 million has been given to the Joint Executive Committee.

(h) Indebtedness. Other than as expressly provided in the Company Budget (including up to a 10% increase in the relevant amounts therein stated), the Company and its Subsidiaries not to incur or guarantee any indebtedness (including any debt borrowed or guaranteed or otherwise assumed, including, without limitation, the issuance of debt securities or warrants or rights to acquire debt) or enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing (any such guarantees, agreements or arrangements, collectively, “Guarantees”), other than (i) indebtedness entered into in connection with the refinancing of indebtedness outstanding on the date of this Agreement or of indebtedness otherwise incurred pursuant to this Section 4.1(h) (such refinancing not to increase the availability of indebtedness that may thereafter be incurred pursuant to this Section 4.1(h)), and (ii) indebtedness incurred pursuant to Section 5.4(b)(vi).

(i) Employee Benefits. Except as set forth on Section 4.1(i) of the Seller Parent Disclosure Letter, the Company and its Subsidiaries not to (x) enter into, adopt, amend (except as may be required by applicable law) or terminate any Employee Benefit Plan, or increase in any manner the compensation or fringe benefits of any employee (or former employee) of the Company or its Subsidiaries, or pay any benefit not required by any plan or arrangement in effect as of the date hereof to any employee (or former employee), in each case other than such normal increases or payments to employees who are not officers or directors of the Company or its Subsidiaries and that have been made in the ordinary course of business consistent with past practice and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company and its Subsidiaries taken as a whole, or (y) grant to any employee (or former employee) any rights or allow any such employee (or former employee) to become a participant in any plan or arrangement that grants any rights, in each case that are not in effect on the date hereof to any payment (whether of severance pay, supplemental executive retirement plans or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or increase in obligations to fund benefits with respect to any employee (or former employee) resulting from a change in control or change in ownership of the Company or any of its Subsidiaries or otherwise, or resulting from such employee’s continued employment with the Company or any of its Subsidiaries for any specified period of time (including as a result of a termination prior to such specified period); provided, however, that the Company and its Subsidiaries shall not be prevented by reason of this clause (y) from entering into any retention agreement with any non-management employee of the Company or any of its Subsidiaries so long as such retention agreement does not relate to the transactions contemplated by this Agreement and such retention agreement (or similar agreements) is not made for the benefit of a class or classes of employees. Except as required by a collective bargaining agreement to which the Company is a party, or in the ordinary course of business of the Company and its Subsidiaries consistent with past practice, or as otherwise expressly permitted by the terms of this Agreement, the Company and its Subsidiaries shall not make any contributions to any trust or other similar funding arrangement relating to any deferred compensation plan, agreement or arrangement, including, without limitation, the Company’s Supplemental Executive Retirement Plan.

(j) Affiliate Contracts. Except as disclosed in Section 2.20 of the Seller Parent Disclosure Letter, the Company and its Subsidiaries and, within the exercise of its reasonable commercial efforts, the Joint Ventures, not to enter any transaction with the Seller, the Seller Parent or any of their respective affiliates (other than the Company and its Subsidiaries).

(k) Capital Expenditures. The Company and its Subsidiaries not to make any capital expenditures or commitments other than (i) as required by applicable law, (ii) capital expenditures incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), and (iii) other capital expenditures not in excess of 110% of the aggregate amount provided for such purposes in the Company Budget.

(l) 1935 Act. The Company and its Subsidiaries not to engage in any activities which would cause a change in its or their status under the 1935 Act or that would impair the ability of the Buyer to obtain the approval of the SEC under the 1935 Act for the consummation of the Share Purchase or the other transactions contemplated hereby.

(m) Regulatory Status. The Company and its Subsidiaries not to agree or consent to any material agreements or modifications of material existing agreements with any Government or Regulatory Authority in respect of the operations of their businesses except where following discussion with the relevant authority such agreements or modifications are imposed upon the Company.

(n) Transmission, Generation. Except as required by, or pursuant to tariffs or rate schedules on file with, any Governmental or Regulatory Authority as of the date hereof, or as necessary to fulfill service commitments required by any Governmental or Regulatory Authority (with any regulatory order potentially imposing any such obligation to be immediately forwarded to the Buyer), or as set forth in Section 4.1(n) of the Seller Parent Disclosure Letter, the Company and its Subsidiaries not to:

(i) commence construction of (or commit to construction of) any additional generating, transmission or delivery capacity; provided, that the Company’s or any of its Subsidiaries’ applying for or obtaining permits or engaging in development planning in respect of any such construction shall not be deemed to be a commencement of construction or a commitment to do the same for purposes of this clause (i);

(ii) obligate the Company or any of its Subsidiaries to purchase or otherwise acquire, or to sell or otherwise dispose of, or to share, any additional generating, transmission or delivery plants or facilities, in an amount in excess of 110% percent of the aggregate amount provided for such purposes in the Company Budget; or

(iii) retire, commit to retire or otherwise indicate an intention to retire any generation facility of the Company or any of its Subsidiaries.

(o) Trading. The Company and its Subsidiaries not to amend or modify the Company Trading Guidelines in a manner that results in such Company Trading Guidelines being less restrictive than the Company Trading Guidelines in effect on the date hereof or, other than in the ordinary course of business consistent with past practice, terminate the Company Trading Guidelines; provided that, in the case of any such termination, new Company Trading Guidelines are adopted that are at least as restrictive as the Company Trading Guidelines in effect on the date hereof or, take any action that violates the Company Trading Guidelines or cause or permit the Net Company Position to be outside the risk parameters set forth in the Company Trading Guidelines; and if at any time the Net Company Position becomes outside the risk parameters set forth in the Company Trading Guidelines due to a move in market prices then action will be taken to bring the Net Company Position back inside the parameters to the extent required by the Company Trading Guidelines.

(p) Accounting. The Company and its Subsidiaries not to make any material changes in their accounting methods, except as required by law, rule, regulation or applicable generally accepted accounting principles.

(q) Contracts Binding Affiliates. The Company and its Subsidiaries not to enter into any Contract that, after the Closing, (i) is binding on the Buyer or its Subsidiaries (other than the Company and its Subsidiaries), or (ii) provides that the Company or any of its Subsidiaries may be in breach or default thereunder based on any action or inaction of the Buyer or its Subsidiaries (other than the Company and its Subsidiaries).

(r) No Litigation. The Company and its Subsidiaries not to initiate any material actions, suits, arbitrations or proceedings excluding any state rate case proceedings.

SECTION 4.2. Covenants of the Buyer. At all times from and after the date hereof until the Closing, the Buyer covenants and agrees that (except as required or expressly permitted by this Agreement, or to the extent that the Seller Parent shall otherwise previously consent in writing, which consent shall not be unreasonably withheld or delayed):

(a) No Breach. The Buyer shall not willfully take or fail to take any action that would or is reasonably likely to result (i) in a material breach by the Buyer of any provision of this Agreement, or (ii) in any of its representations and warranties set forth in this Agreement being untrue on and as of the Closing Date.

(b) Advice of Changes. The Buyer shall promptly advise the Seller Parent orally and in writing, of any material change or event, including, without limitation, any complaint, investigation or hearing by any Governmental or Regulatory Authority (or communication indicating the same may be contemplated) or the institution or threat of litigation, having, or which, insofar as can be reasonably foreseen, could have, a material adverse effect on the ability of the Buyer to consummate the transactions contemplated hereby; provided that the Buyer shall not be required to make any disclosure to the extent such disclosure would constitute a violation of any applicable law or regulation.

(c) Notice and Cure. The Buyer will notify the Seller Parent in writing of, and will use all commercially reasonable efforts to cure before the Closing, any event, transaction or circumstance, as soon as practical after it becomes known to the Buyer, that causes or will cause any covenant or agreement of the Buyer under this Agreement to be breached or that renders or will render untrue any representation or warranty of the Buyer contained in this Agreement. The Buyer will also notify the Seller Parent in writing of, and will use all commercially reasonable efforts to cure, before the Closing, any violation or breach, as soon as practical after it becomes known to the Buyer, of any representation, warranty, covenant or agreement made by the Buyer. No notice given pursuant to this paragraph shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining the satisfaction of any condition contained herein.

(d) Fulfillment of Conditions. Subject to the terms and conditions of this Agreement, the Buyer will take or cause to be taken all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the Closing contained in Article VI of this Agreement and to consummate and make effective the transactions contemplated by this Agreement, and the Buyer will not take or fail to take any action that would reasonably be expected to result in the nonfulfillment of any such condition.

SECTION 4.3. Tax Matters.

(a) Except as set forth in Section 4.3 of the Seller Parent Disclosure Letter, the Seller Parent and the Seller jointly and severally shall not, nor shall any of them permit the Company or any of its Subsidiaries to, make, change or rescind any material express or deemed election relating to Taxes, or change any of its methods of reporting income or deductions for Tax purposes, or other Tax accounting, from those employed in the preparation of its Tax Return(s) for the prior taxable year, except as may be required by applicable law or as agreed to by the Buyer, in each case or the same related to the Company or its Subsidiaries. The Seller Parent and the Seller shall inform the Buyer regarding the progress of any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes in respect of the Company or its Subsidiaries and shall obtain the consent of the Buyer (such consent not to be unreasonably held or delayed) before entering into any settlements or compromises with regard to such matters that affect the Tax liability of the Buyer, the Company or any of the Company’s Subsidiaries for the Tax periods ending after March 31, 2005.

(b) The Seller shall provide the Buyer on the Closing Date, duly executed and acknowledged affidavits of the Seller certifying that it is not a foreign person as described in Treasury Regulation Section 1.1445-2(b)(2).

(c) If the Buyer, the Company or any of the Company’s Subsidiaries receives an amount from or on behalf of the Seller Parent or any affiliate thereof that is a return of tax sharing agreement payments previously made by the Company or a Subsidiary pursuant to any tax sharing agreement described in the second sentence of Section 2.12(c), and such amount is so returned pursuant to an Order of a Governmental or Regulatory Authority, the Buyer agrees to pay, or cause the Company or any Subsidiary to pay, any such amount so received by the Buyer, the Company or any Subsidiary to the Seller or the Seller’s designee as additional purchase price unless such Order prohibits or restricts such payment to the Seller or the Seller’s designee or requires the use of such returned amount for the benefit of rate payers.

SECTION 4.4. Discharge of Liabilities. The Seller Parent and the Seller jointly and severally, shall not permit the Company or its Subsidiaries to pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice (which includes the payment of final and unappealable judgments) or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the FY 2005 Statements, or incurred in the ordinary course of business consistent with past practice.

SECTION 4.5. Contracts. The Seller Parent and the Seller jointly and severally, shall not permit the Company or its Subsidiaries or, within the exercise of its reasonable business efforts, the Joint Ventures to, except in the ordinary course of business consistent with past practice, modify, amend, terminate, fail to renew or fail to use reasonable business efforts to renew any material contract or agreement to which the Company, any such Subsidiary or such Joint Ventures of such party is a party or waive, release or assign any material rights or claims.

SECTION 4.6. No Solicitations. The Seller Parent agrees (i) that neither it nor any of its Subsidiaries or other affiliates nor their respective Representatives shall initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to a merger, consolidation or other business combination involving the Company or any of its Subsidiaries or any acquisition or similar transaction (including, without limitation, a tender or exchange offer) involving the purchase (or indirect purchase through the purchase of capital stock of Subsidiaries of the Seller Parent) of (A) all or any significant portion of the assets of the Company and its Subsidiaries taken as a whole or (B) any shares of capital stock of the Company or any of its material Subsidiaries (any such proposal or offer being hereinafter referred to as an “Alternative Proposal”), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person or group relating to an Alternative Proposal (excluding the transactions contemplated by this Agreement), or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; (ii)

that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any of the foregoing, and it will take the necessary steps to inform such parties of its obligations under this Section; and (iii) that it will notify the Buyer promptly if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it or any of such persons provided, however, that nothing contained in this Section 4.6 shall prohibit the Board of Directors of the Seller Parent, until such time as the Seller Parent shall have obtained the Seller Parent Shareholders’ Approval, from furnishing information to (but only pursuant to a confidentiality agreement in customary form and having terms and conditions no less favorable to the Company than the Confidentiality Agreement) or entering into discussions or negotiations with any person or group that makes an unsolicited bona fide Alternative Proposal, if, and only to the extent that, prior to receipt of the Seller Parent Shareholders’ Approval, (A) the Board of Directors of the Seller Parent, based upon the advice of the Seller Parent’s external legal advisors, determines in good faith that a failure to perform such action could reasonably be expected to result in a breach of its fiduciary duties imposed by law, (B) such Board of Directors has reasonably concluded in good faith (after consultation with its financial advisors) that the person or group making such Alternative Proposal is likely to have adequate sources of financing to consummate such Alternative Proposal, (C) such Board of Directors has reasonably concluded in good faith that such Alternative Proposal is more favorable to the Seller Parent than the Share Purchase contemplated hereby, (D) prior to furnishing such information to, or entering into discussions or negotiations with, such person or group, the Seller Parent provides written notice to the Buyer to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or group, which notice shall identify such person or group in reasonable detail, and (E) the Seller Parent keeps the Buyer appropriately informed of the status of any such discussions or negotiations; provided, further, that if the Seller Parent is unable to comply with the obligations set out in sub-clauses (D) or (E) above as a result of any obligation of confidentiality, the right to negotiate or provide information in the foregoing proviso shall be suspended (as if it had not been in effect since the date hereof) until such time as it is able to do so comply and has complied. Nothing in this Section 4.6 shall (x) permit the Seller Parent or the Seller to terminate this Agreement, (y) permit the Seller Parent or the Seller to enter into any agreement with respect to an Alternative Proposal for so long as this Agreement remains in effect (it being agreed that for so long as this Agreement remains in effect, the Seller Parent or the Seller, jointly and severally shall not enter into any agreement with any person or group that provides for, or in any way facilitates, an Alternative Proposal), or (z) affect any other obligation of the Seller Parent or the Seller under this Agreement.

SECTION 4.7. Third Party Standstill Agreements. After the date hereof, neither the Seller Parent or Seller shall, and, until Closing, the Seller Parent and Seller, jointly and severally, shall not permit the Company nor any of its Subsidiaries to, terminate, amend, modify or waive any provision of any confidentiality or standstill agreement in respect of the Company and its Subsidiaries to which it is a party. After the date hereof, the Seller Parent and Seller jointly and severally, shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

SECTION 4.8. Joint Executive Committee. As soon as practicable after the date hereof, the Buyer and the Seller Parent shall establish a joint executive committee (the “Joint Executive Committee”) which shall be compromised of three nominees of the Buyer and three nominees of the Seller Parent. Each of the members of the Joint Executive Committee may be removed, with or without cause, by the person appointing the same. Vacancies shall be filled by the person appointing the member whose departure gives rise to such vacancy. The Joint Executive Committee shall be jointly chaired by a nominee of the Buyer and a nominee of the Seller Parent and shall have the objective of facilitating and achieving (including, without limitation, obtaining the consents and approvals in respect of the Company, its Subsidiaries and the Joint Ventures contemplated by Section 5.3) the transactions contemplated in this Agreement, integration planning, strategic development, developing recommendations concerning the structure and the general operation of the Company prior to the Closing subject to applicable law. The Joint Executive Committee shall meet monthly in the United States or upon such other date or dates, and in such other places, as the Buyer and the Seller Parent may agree from time to time and may be convened by telephone, video conference or similar means. All decisions of the Joint Executive Committee shall require the vote, by person or proxy, of a majority of the members thereof, whether or not in attendance at the meeting in which such decision is made, or the written consent of a majority of the members of such committee. The provisions of this Section 4.8 are subject to the provisions of Section 4.9.

SECTION 4.9. Control of Other Party’s Business. Nothing contained in this Agreement shall give the Buyer, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing. Prior to the Closing, each of the Seller Parent, Seller and the Company shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over its operations.

ARTICLE V.

ADDITIONAL AGREEMENTS

SECTION 5.1. Access to Information. Each of the Seller Parent and the Seller, jointly and severally, shall, and shall cause each of the Company and its Subsidiaries and, so long as consistent with its confidentiality obligations under its Joint Venture agreements, shall use commercially reasonable efforts to cause the Joint Ventures to, throughout the period from the date hereof to the Closing, (i) provide the Buyer and its Representatives with full access, upon reasonable prior notice and during normal business hours, to all officers, employees, agents and accountants of the Company and its Subsidiaries and, to the extent possible, the Joint Ventures and their respective assets, properties, books and records, but only to the extent that such access does not unreasonably interfere with the business and operations of the Company and its Subsidiaries and the Joint Ventures, (ii) furnish promptly to such persons (x) a copy of each report, statement, schedule and other document filed or received by the Company, or any of its Subsidiaries or the Joint Ventures pursuant to the requirements of federal or state securities laws and each material report, statement, schedule and other document filed with any other Governmental or Regulatory Authority, and (iii) upon request from the Buyer, furnish to the Buyer audited financial statements of the Company and its Subsidiaries for each of the last three fiscal years ended prior to the date of the request and unaudited quarterly financial information for such periods, together with the related financial information, and to use its commercially reasonable efforts to cause the Company’s auditors to provide consents requested by the Buyer, and (y) all other information and data (including, without limitation, copies of Contracts, Employee Benefit Plans, and other books and records) concerning the business and operations of the Company and its Subsidiaries and the Joint Ventures as the Buyer or any of its Representatives reasonably may request. No investigation pursuant to this paragraph or otherwise shall affect any representation or warranty contained in this Agreement or any condition to the obligations of the parties hereto. Any such information or material obtained pursuant to this Section 5.1 shall be governed by the terms of the letter agreement between the Buyer and the Seller Parent relating to confidential information concerning the Company (the “Confidentiality Agreement”).

SECTION 5.2. Approval of Shareholders.

(a) The Seller Parent shall, through its Board of Directors, duly call, give notice of, convene and hold a general meeting of its ordinary shareholders (the “Seller Parent Shareholders’ Meeting”), for the purpose of voting on and approving the Share Purchase (the “Seller Parent Shareholders’ Approval”). Subject to Section 5.2(b), the Seller Parent shall, through its Board of Directors, include in the Circular the recommendation of the Board of Directors of the Seller Parent that the shareholders of the Seller Parent approve the Share Purchase. The Seller Parent shall use its reasonable best efforts to obtain such approval as promptly as practicable but, in any event, on or before August 1, 2005, but the failure to obtain such approval shall not, in and of itself, be deemed to be a breach of this Agreement.

(b) The recommendation of the Board of Directors of the Seller Parent included in the Circular (or if such Circular has not been dispatched, the resolution of the Board of Directors of the Seller Parent described in the first sentence of the second paragraph of Section 2.3) may be withdrawn if the Board of Directors of the Seller Parent determines in good faith that the failure to withdraw such recommendation (or resolution) could reasonably be expected to result in a breach of its fiduciary duties by reason of an unsolicited bona fide Alternative Proposal having been made; provided, that:

(i) in making its determination, the Board of Directors of the Seller Parent shall conclude that the person or group making such Alternative Proposal will have adequate sources of financing to consummate such Alternative Proposal and, in that regard, the Seller Parent shall take advice from and have regard to the opinion of its financial advisors;

(ii) such Board of Directors has reasonably concluded in good faith that such Alternative Proposal is more favorable to the Seller Parent than the Share Purchase contemplated hereby;

(iii) such Board of Directors shall have been advised by its external legal counsel as to its applicable fiduciary duties and shall have been advised that a failure to withdraw such resolution or recommendation as a result of such Alternative Proposal could reasonably result in a breach of its fiduciary duties; and

(iv) prior to any such withdrawal, the Seller Parent shall, and shall cause its respective financial and legal advisors to, negotiate with the Buyer to make such adjustments in the terms and conditions of this Agreement as would enable the Seller Parent and the Seller to proceed with the transactions contemplated herein on such adjusted terms.

(c) In connection with the Seller Parent Shareholders’ Meeting, (i) the Seller Parent shall promptly publish the Circular and dispatch the Circular to its shareholders in compliance with all legal requirements applicable to the Seller Parent Shareholders’ Meeting and the Listing Rules and (ii) if necessary, after the Circular has been so dispatched, promptly publish or circulate amended, supplemental or supplemented materials and, if required in connection therewith, resolicit votes. In the event that the Seller Parent Shareholders’ Approval is not obtained without the vote having been taken on the date on which the Seller Parent Shareholders’ Meeting is initially convened, the Seller Parent agrees to use its reasonable best efforts to adjourn such Seller Parent Shareholders’ Meeting for the purpose of obtaining the Seller Parent Shareholders’ Approval and to use reasonable best efforts during any such adjournments to promptly obtain the Seller Parent Shareholders’ Approval.

SECTION 5.3. Regulatory and Other Approvals. Subject to the terms and conditions of this Agreement and without limiting the provisions of Section 5.2, each of the Buyer and the Seller Parent shall jointly, through the Joint Executive Committee, develop a regulatory approval plan and proceed cooperatively and in good faith to, as promptly as practicable, (i) obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental or Regulatory Authorities or any other public or private third parties required of the Buyer, the Seller, the Seller Parent, the Company or any of the Company’s Subsidiaries or the Joint Ventures to consummate the Share Purchase and the other transactions contemplated hereby (including without limitation those set forth on Section 2.4 of the Seller Parent Disclosure Letter), and (ii) provide such other information and communications to such Governmental or Regulatory Authorities or other public or private third parties as any of the Seller, the Seller Parent or the Buyer or such Governmental or Regulatory Authorities or other public or private third parties may reasonably request in connection therewith. In addition to and not in limitation of the foregoing, each of the parties will (w) take promptly all actions necessary to make the filings required of the Buyer, the Seller, the Seller Parent and the Company or their Affiliates under the HSR Act and to comply with filing and approval requirements of the FERC, the SEC, the FCC and each State Governmental or Regulatory Authority, (x) comply at the earliest practicable date with any request for additional information received by such person or its affiliates from the Federal Trade Commission (the “FTC”) or the Antitrust Division of the Department of Justice (the “Antitrust Division”) pursuant to the HSR Act, (y) cooperate with each other in connection with filings of the Buyer, the Seller Parent, the Seller, the Company, the Company’s Subsidiaries and any Joint Ventures under the HSR Act and in connection with resolving any investigation or other inquiry concerning the Share Purchase commenced by either the FTC or the Antitrust Division or state attorneys general or by the FERC, the SEC, the FCC or any State Governmental or Regulatory Authority having jurisdiction with respect to the Share Purchase or another transaction contemplated by this Agreement, and (z) provide to the other promptly copies of all correspondence between the Buyer (in the case of the Buyer so providing such information) or the Seller Parent, the Seller, the Company, the Company’s Subsidiaries in the Joint Venture (in the case of the Seller Parent providing such information) and the applicable Governmental or Regulatory Authority with respect to any filings referred to in this Section 5.3, and shall give the Seller Parent or the Buyer, as the case may be, the opportunity to review such filings and all responses to requests for additional information by such Governmental or

Regulatory Authority prior to their being filed therewith. Anything in this Agreement to the contrary notwithstanding, the Seller Parent and the Seller, jointly and severally, shall not permit the Company, its Subsidiaries or the Joint Ventures to incur any liability or obligation (other than ordinary and reasonably attorneys’ fees and other third party costs directly related to the obtaining of necessary Final Orders from state public utility commissions) or grant any state concessions or to enter into any agreement or arrangement (including, without limitation, any amendment, waiver or modification of the terms of any rate agreement, Order, Contract or Company Permit) that has or is reasonably likely to have a “meaningful adverse effect” on the business, properties, assets, liabilities, financial condition, revenues, net income, results of operations or prospects of the Company and its Subsidiaries. For purposes of the immediately preceding sentence and the provisions of Section 6.1(d)(ii), “meaningful adverse effect” shall be deemed to be equivalent to a material adverse effect on an entity otherwise identical to the Company and its Subsidiaries but having only 25% of the business, properties, assets, liabilities, financial condition, revenues, net income, results of operations and prospects of the Company and its Subsidiaries.

SECTION 5.4. Employee Benefit Plans.

(a) Buyer Agreements. The Buyer shall use its reasonable best efforts to cause the Company Employee Benefit Plans (other than such plans in respect of equity of the Company, the Seller or the Seller Parent (collectively, “Equity Plans”)) in effect at the date of this Agreement that have been disclosed to the Buyer prior to such date to remain in effect until the date (the “Termination Date”) which is the later of 24 months after the date of this Agreement or six months after the Closing. To the extent the Buyer elects not to continue any such Company Employee Benefit Plans at any time prior to the Termination Date, the Buyer will maintain benefit plans during such period generally of the same type and of the same or comparable aggregate value as the Company Employee Benefit Plans (other than Equity Plans) not so continued, on terms substantially similar to those applicable to other employees of the same general status of the Buyer or its Subsidiaries; provided, however, that nothing contained herein shall be construed as requiring the Buyer or the Company to continue any specific plan or as preventing the Buyer or the Company from (i) establishing and, if necessary, seeking shareholder approval to establish, any other benefit plans in respect of all or any of the employees covered by such Company Employee Benefit Plans or any other employees, (ii) amending such Company Employee Benefit Plans (or any replacement benefit plans thereof) where required by applicable law including, without limitation, any amendments necessary to avoid application of Section 409A of the Code, or where such amendment is with the consent of the affected employees or as otherwise effected in accordance with the terms of such plans, or (iii) amending the Company Employee Benefit Plans in the ordinary course of business so long as the second sentence of this Section 5.4(a) remains true. From and after the Closing Date, the Buyer shall cause the Company and its Subsidiaries to honor, in accordance with its express terms, each existing collective bargaining, employment, change of control, severance and termination agreement between the Company or any of its Subsidiaries, and any representative union, officer, director or employee of such company, including without limitation all legal and contractual obligations pursuant to outstanding restoration plans, severance plans, bonus deferral plans, vested and accrued benefits and similar employment and benefit arrangements, policies and agreements that have been disclosed to the Buyer as of the date hereof and other obligations entered into in accordance with Section 4.1(i).

(b) Seller Agreements.

(i) Definitions. As used herein:

“Transferred Group Entity” means the Seller Parent or any current or former affiliate of the Seller Parent, other than the Company or any of its Subsidiaries.

“Transferred Group Pension Plan” means a defined benefit pension plan and trust to be established by a Transferred Group Entity on or prior to the Closing Date that is intended to qualify under Sections 401(a) and 501(a) of the Code.

“Transferred Group Savings Plan” means a defined contribution plan and trust to be established by a Transferred Group Entity on or prior to the Closing Date that is intended to qualify under Sections 401(a) and 501(a) of the Code.

“Transferred Group Post Retirement Welfare Plans” means health and welfare benefit plans to be established by a Transferred Group Entity on or prior to the Closing Date.

“Transferred Individuals” means (i) any present or former employee of any Transferred Group Entity, but shall exclude any former employee of any Transferred Group Entity who is currently employed by the Company or any Subsidiary or retired while an employee of the Company or any Subsidiary, and (ii) any present or former employee of any entity or business relating to the Centralia coal mine or the Centralia steam electric generating plant or any of the businesses related thereto that was disposed of by the Company or any of its Subsidiaries, including such individuals’ beneficiaries, but shall exclude any such employee who is currently employed by the Company or any Subsidiary or retired while an employee of the Company or any Subsidiary from a business other than a business relating to the Centralia coal mine or the Centralia steam electric generating plant or any of the businesses related thereto that was disposed of by the Company or any of its Subsidiaries. The individuals described in clause (ii) shall be identified by reasonable efforts on the basis of employment and benefit records reasonably available to the Company.

(ii) General. Except as otherwise set forth herein, the Seller Parent hereby agrees to assume, or to cause a Transferred Group Entity to assume, all liabilities (regardless of when or where such liabilities arose or arise or were or are incurred) accrued or earned by, whether vested or unvested, Transferred Individuals under the Employee Benefit Plan, to the extent a Transferred Group Entity has not previously funded such liability by payment to the Company or any Subsidiary (it being understood that with respect to claims made by participants under any Employee Benefit Plans which are fully insured welfare benefit plans, all liabilities arising from claims made prior to the Closing shall remain liabilities of the Company and its Subsidiaries). Effective as of the Closing Date, each Transferred Group Entity shall cease to be a “participating employer” in the Employee Benefit Plans.

(iii) Defined Benefit Plan Assets.

(A) As soon as reasonably practicable after the Closing, the Seller Parent shall cause the transfer of a reasonably representative cross-section of assets from the trust of the Company’s Retirement Plan to the trust of the Transferred Group Pension Plan in an amount equal to the amount of trust assets required to be transferred as of the Closing Date in respect of the Transferred Individuals under Section 414(1) of the Code, using (to the extent permitted thereunder) the “safe harbor” rates and assumptions set forth in the regulations under Section 4044 of ERISA increased by a reasonable rate of interest agreed upon by the Plan Actuary and the Buyer Actuary (or if they cannot agree, the independent third party actuary described below) from the Closing to the date of transfer (the “Pension Transfer Amount”).

(B) For purposes of this Section 5.4(b)(iii), the amount transferred shall be determined by the actuary for the Company’s Retirement Plan (the “Plan Actuary”), provided, however, that the Plan Actuary shall provide the actuary selected by the Buyer (the “Buyer Actuary”) with all documentation reasonably necessary for the Buyer Actuary to verify the Pension Transfer Amount; provided, further, however, that if the Buyer Actuary certifies, in writing within 30 days of receiving such supporting documentation, that the Buyer Actuary disagrees with the Plan Actuary’s determination of the Pension Transfer Amount then, first the Seller Parent and the Buyer shall negotiate in good faith to resolve such dispute, and if unable to come to an agreement, then the Buyer and the Seller Parent shall select an independent third enrolled actuary to settle such disagreement. The determination of such third actuary shall be binding on the Buyer and the Seller Parent. The fees, costs and expenses of said third actuary shall be divided equally between the Buyer and the Seller Parent.

(iv) Defined Contribution Plan Accounts. On or prior to the Closing, the Seller Parent shall cause the accounts (including any outstanding loans) of the Transferred Individuals under the Company’s Employee Savings and Stock Ownership Plan which are held by its related trust to be transferred to the Transferred Group Savings Plan and its related trusts. The amounts to be transferred pursuant to this Section 5.4(b)(iv) shall be in kind.

(v) Post Retirement Welfare Plans Assets.

(A) On or prior to the Closing, the Seller Parent shall cause the transfer in kind from each of the Company’s voluntary employee benefits associations (“VEBAs”) and 401(h) accounts under any qualified pension plan (with VEBAs, “Funded Accounts”) to one or more Funded Accounts established by any Transferred Group Entity for the purpose of funding the liabilities under the Transferred Group Post Retirement Welfare Plans, an amount (the “Medical Transfer Amount”) equal to the fair market value of the assets of the Company’s Funded Accounts, determined as of the date of such transfer, multiplied by a fraction, the numerator of which shall be the difference between (a) the aggregate contributions made by each Transferred Group Entity to the Company’s Funded Accounts, and (b) the aggregate distributions made to Transferred Individuals from the Company’s Funded Accounts, and the denominator of which shall be the difference between (x) the aggregate contributions made to the Company’s Funded Accounts, and (y) the aggregate distributions made from the Company’s Funded Accounts.

(B) For purposes of this Section 5.4(b)(v), the amount transferred shall be determined by the Plan Actuary; provided, however, that the Plan Actuary shall provide the Buyer Actuary with all documentation reasonably necessary for the Buyer Actuary to verify the Medical Transfer Amount; provided, further, however, that if the Buyer Actuary certifies, in writing within 30 days of receiving such supporting documentation, that the Buyer Actuary disagrees with the Plan Actuary’s determination of the Medical Transfer Amount then, first the Seller Parent and the Buyer shall negotiate in good faith to resolve such dispute, and if unable to come to an agreement, then the Buyer and the Seller Parent shall select an independent third enrolled actuary to settle such disagreement. The determination of such third actuary shall be binding on the Buyer and the Seller Parent. The fees, costs and expenses of said third actuary shall be divided equally between the Buyer and the Seller Parent. If, as a result of any dispute under this Section 5.4(b)(v), the asset transfer contemplated hereby is delayed until after the Closing, the amount that should have been transferred to the Funded Account of any Transferred Group Entity shall be increased by a reasonable rate of interest agreed upon by the Plan Actuary and Buyer Actuary (or if they cannot agree, the independent third party actuary described above) from the Closing to the date of transfer.

(vi) Additional Contributions to the Company Retirement Plan. Following the date hereof and through the Closing, upon the written request of the Buyer, the Seller Parent shall cause the Company to make any additional contributions to the Company’s Retirement Plan necessary to avoid the requirement to provide participants with notice under Section 4011 of ERISA. The Company shall be permitted to incur indebtedness, in an amount not to exceed the amount of such requested contribution, in addition to the indebtedness otherwise permitted by Section 4.1(h) on terms and conditions reasonably acceptable to the Buyer to fund such contribution.

(c) The Seller Parent shall have caused the Company, on or before October 31, 2005, to take such actions as set forth in Section 5.4 of the Seller Parent Disclosure Letter.

SECTION 5.5. Directors’ and Officers’ Indemnification and Insurance.

(a) Except to the extent required by law, until the sixth anniversary of the Closing, Buyer will not take any action so as to amend, modify or repeal the provisions for indemnification of directors or officers contained in the Organizational Documents of the Company and/or its Subsidiaries in such a manner as would adversely affect the rights of any individual who shall have served as a director or officer of the Company or any of its Subsidiaries prior to the Closing to be indemnified by such corporations in respect of their serving in such capacities prior to the Closing.

(b) From and after the Closing, the Buyer shall cause the Company, until the sixth anniversary of the Closing, to cause to be maintained in effect, to the extent available, the policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries as of the date hereof (or policies of at least the same coverage and amounts containing terms that are no less favorable to the insured parties) with respect to claims arising from facts or events that occurred on or prior to the Closing; provided that in no event shall the Buyer be obligated to cause the Company to expend in order to maintain or procure insurance coverage pursuant to this paragraph any amount per annum in excess of two hundred percent (200%) of the aggregate premiums payable by the Company and its Subsidiaries in 2004 for such purpose.

(c) From and after the Closing, the Seller Parent shall not, nor shall it permit any of its Subsidiaries to, bring or continue legal proceedings against any director or officer of the Company and/or any of its Subsidiaries benefiting from the agreements in Section 5.5(a) or (b), such that any such person could reasonably have a claim against any insurer in respect of the insurance policies described in Section 5.5(b) or against the Company or any of its Subsidiaries (whether by way of indemnity, contract, operation of law or otherwise).

SECTION 5.6. Additional Matters. Immediately following the Closing, the Company’s headquarters shall continue to be located in Portland, Oregon. If requested by the Buyer, on or prior to the Closing Date, the Seller Parent shall use reasonable best efforts to cause those trustees of The PacifiCorp Foundation designated by the Buyer in writing at least three days before the Closing to resign and cause to be appointed designees of the Buyer in their place.

SECTION 5.7. Expenses. Except as set forth in Section 7.2, whether or not the Closing occurs, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby or any Alternative Proposal by the Buyer on the one hand, or the Seller Parent, the Seller, the Company or any of the Company’s Subsidiaries on the other, shall be paid by the Buyer or the Seller Parent, as the case may be; provided, that, subject to Section 5.3, any and all out-of-pocket costs and expenses incurred by the Company or any of its Subsidiaries which are necessary to obtain the consents of Governmental or Regulatory Authorities required to consummate the Share Purchase and incurred after the date hereof shall be paid by the Company.

SECTION 5.8. Brokers or Finders. Each of the Buyer and the Seller Parent represents, as to itself and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement except Houlihan Lokey Howard & Zukin, whose fees and expenses will be paid by the Buyer in accordance with the Buyer’s agreement with such firm, and Morgan Stanley and UBS, each of whose fees and expenses will be paid by the Seller Parent in accordance with the Seller Parent’s agreement with such firm, and the Buyer shall indemnify and hold harmless the Seller Parent and the Seller from and against, and the Seller Parent shall indemnify and hold the Buyer, the Company and its Subsidiaries from and against, any and all claims, liabilities or obligations with respect to any other such fee or commission or expenses related thereto asserted by any person on the basis of any act or statement alleged to have been made by such party or its affiliate.

SECTION 5.9. Conveyance Taxes. The Buyer shall, and the Seller Parent and the Seller, jointly and severally, shall, and shall cause the Company to, cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes and duties, any transfer, recording, registration and other fees, and any similar taxes or fees (including any penalties and interest thereon) which become payable in connection with the transactions contemplated by this Agreement.

SECTION 5.10. Rate Matters. Except as provided in the Company Budget, during the period commencing on the date hereof and ending on the Closing Date, the Seller Parent and the Seller, jointly and severally shall cause the Company and its Subsidiaries to obtain Buyer’s approval, not to be unreasonably withheld or delayed, prior to initiating any general rate case and to consult with the Buyer prior to making any material changes in the Company’s or its Subsidiaries’ rates or charges, standards of service or accounting from those in effect on the date hereof and to further consult with the Buyer prior to making any filing (or any amendment thereto), or effecting any agreement, commitment, arrangement or consent, whether written or oral, formal or informal, with respect thereto.

SECTION 5.11. Seller Parent Cure. If the condition to closing in Section 6.1(d)(ii), Section 6.2(a) (as a result of the breach or inaccuracy of the representation and warranty in Section 2.6(a)(i)) or 6.2(c) is not fulfilled at Closing, the Seller Parent (at it or the Seller’s sole cost and expense) may, but shall not be required to, make such payments to the Company to promptly cure such inaccuracy or breach; provided, that such payment, in the Buyer’s reasonable judgment, cures such inaccuracy or breach.

SECTION 5.12. Post Closing Payments.

(a) On each anniversary of the Closing Date until and including the twenty-fifth anniversary thereof, the Seller shall cause the Seller’s wholly owned subsidiary, PacifiCorp Financial Services, Inc. (“PFS”), to pay to the Buyer cash in the amount of $4.0 million. Without limiting the Buyer’s rights and remedies at law and in equity, (i) PFS shall pay interest on any amount otherwise due and payable pursuant to this Section 5.12(a) at an annual rate equal to the prime rate of JPMorgan Chase Bank at the time such payment was due and payable plus two percent (2%), accruing from the due date to the date of payment, and (ii) all amounts required to be paid pursuant to this Section 5.12 shall become immediately due and payable, at the option of the Buyer, on the date that is 30 days after the Buyer gives a second notice to the Seller Parent notifying the Seller Parent of such default (which notice may not be given sooner than 60 days after the scheduled due date or sooner than 15 days after a first default notice) and advising of the Buyer’s election to accelerate the remaining amounts due under this Section 5.12 to the date that is 30 days after the date of the notice unless all amounts required to be paid have been paid on or before the date that is 90 days after the date on which such amounts are required to be paid pursuant to this Section 5.12(a).

(b) The Seller Parent hereby irrevocably and unconditionally guarantees and agrees to pay in full to the Buyer all of the payments owing under Section 5.12(a) as and when due, regardless of any defense, right of set off or counterclaim that any of the Seller Parent, the Seller, PacifiCorp Financial Services Inc. or any their respective direct or indirect subsidiaries may have or assert.

SECTION 5.13. Tax Returns. (a) The Seller shall prepare or cause to be prepared, and file or cause to be filed, (1) all Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries due on or prior to the Closing Date (taking into account all applicable extensions), and (2) all combined, consolidated or unitary income Tax Returns under federal, state, local or foreign law that include Seller or any Affiliate and the Company or any of its Subsidiaries. Unless the written consent of the Buyer is obtained, all such Tax Returns shall be prepared on a basis that is consistent with the manner in which the Seller prepared or filed, or had caused to be prepared and filed, such Tax Returns for prior periods. No later than forty-five (45) days prior to the due date of such Tax Returns, the Seller shall provide the Buyer with copies of (A) in the case of consolidated, combined or unitary Tax Returns that include the Company or any of its Subsidiaries, pro forma materials for the Company and its Subsidiaries to be included in such consolidated, combined or unitary Tax Returns and (B) all other Tax Returns prepared or caused to be prepared by the Seller pursuant to this Section 5.13. and (C) such workpapers and other documents as may be reasonably necessary to determine the accuracy and completeness of such materials or Tax Returns. If the Buyer notifies the Seller Parent in writing within 14 days after receiving such materials or a Tax Return of any comments of the Buyer, the Seller Parent shall cause any such reasonable comments provided by the Buyer to be incorporated therein. If the Seller Parent disputes the reasonableness of any such comment by the Buyer, such dispute shall be resolved by an accounting firm or law firm mutually agreed upon by the Buyer and the Seller Parent. Such Tax Returns (or any amendments to such return) shall be filed in a manner consistent with resolution of such dispute; provided, however, that Seller Parent may filed a combined, consolidated or unitary Tax Return in an inconsistent manner but in such event, the tax sharing payment to be made by the Company or any of its Subsidiaries shall be made in a manner and amount consistent with the resolution of the dispute. The Buyer shall be responsible for filing all Tax Returns required to be filed by or on behalf of the Company and each of its Subsidiaries due after the Closing Date other than such Tax Returns described in the first sentence of this Section 5.13. The Buyer and the Seller shall reasonably cooperate with, and shall cause the Company and each of its Subsidiaries and their respective officers, employees and representatives to reasonably cooperate with, the Seller or the Buyer, as the case may be, with respect to the preparation and filing of all Tax Returns of the Company and its Subsidiaries. Upon reasonable written request, the Seller and the Buyer shall share information with the other party, to the extent reasonably necessary to enable each party to satisfy its respective Tax filing requirements.

(b) Amended Tax Returns. Neither Buyer nor any Affiliate shall (or shall cause or permit the Company or any Subsidiary to) amend, refile or otherwise modify any Tax Return relating in whole or in part to the Company or any Subsidiary with respect to any taxable period ending on or before March 31, 2005 or with respect to any taxable period that begins before and ends after March 31, 2005 without the written consent of the Seller Parent, which consent shall not be unreasonably withheld or delayed.

(c) Tax Elections. Except as required by law, Buyer shall not, without the prior consent of Seller Parent (which may, in its sole and absolute discretion, withhold such consent), make, or cause to permit to be made, any Tax election, or adopt or change any method of accounting, or undertake any other extraordinary action on the Closing Date, that would adversely affect the Seller, whether directly or by reason of any indemnification obligation.

SECTION 5.14. Intercompany Items. On the Closing Date, the Seller Parent shall pay and cause its Subsidiaries (other than the Company or its Subsidiaries) to pay to the Company and its Subsidiaries an amount in cash equal to all liabilities that the Seller Parent or such Subsidiaries have to the Company or its Subsidiaries as the same would be reflected as an asset on a consolidated balance sheet of the Company as of the Closing Date prepared in acceptance with U.S. generally accepted accounting principles consistently applied. On the Closing Date, the Seller Parent shall cause the Company and its Subsidiaries to pay to the Seller Parent and its Subsidiaries (other than the Company and its Subsidiaries) an amount in cash equal to all liabilities that the Company and its Subsidiaries have to the Seller Parent or such Subsidiaries as the same would be reflected as a liability on a consolidated balance sheet of the Company as of the Closing Date prepared in accordance with U.S. generally accepted accounting principles consistently applied.

ARTICLE VI.

CONDITIONS

SECTION 6.1. Conditions to Each Party’s Obligation to Effect the Share Purchase. The respective obligation of each party to effect the Share Purchase is subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) Shareholder Approval. The ordinary shareholders of the Seller Parent shall have approved the Share Purchase by the requisite vote as required by the UKLA.

(b) HSR Act. Any waiting period (and any extension thereof) applicable to the consummation of a merger under the HSR Act shall have expired or been terminated.

(c) Injunctions or Restraints. No court of competent jurisdiction or other competent Governmental or Regulatory Authority shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal or otherwise restricting, preventing or prohibiting consummation of the Share Purchase or the other transactions contemplated by this Agreement.

(d) Governmental and Regulatory Consents and Approvals. (i) All consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority (including, but not limited to, consents, approvals and actions under the HSR Act and the approval by FERC pursuant to Section 203 of the Power Act, the SEC under the 1935 Act, the applicable state public utility commissions, the NRC and the FCC) required of the Buyer, the Seller Parent, the Seller, the Company or any of their Subsidiaries to consummate the Share Purchase and the other matters contemplated hereby shall have been made or obtained (as the case may be) and become Final Orders, and (ii) in the case of the applicable state public utility commissions, and subject to the last sentence of Section 5.3, such Final Orders shall not, individually or in the aggregate, contain terms or conditions that have a meaningful adverse effect on the business, properties, assets, liabilities, financial condition, revenues, net income, results of operations or prospects of the Company and its Subsidiaries unless the Buyer otherwise approves in writing the terms of each such Final Order.

A “Final Order” means an action by the relevant Governmental or Regulatory Authority that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by applicable law before the transactions contemplated hereby may be consummated has expired, and as to which all conditions to the consummation of such transactions prescribed by applicable law, regulation or order have been satisfied.

(e) Other Consents and Approvals. The consent or approval of each person (other than a Governmental or Regulatory Authority) whose consent or approval is required of the Buyer, the Seller Parent, the Seller, the Company or any of their Subsidiaries under any Contract in order to consummate the Share Purchase and the other transactions contemplated hereby shall have been obtained, except for those consents and approvals which, if not obtained, (i) would not have, or would not reasonably be expected to have, a material adverse effect on the Company and its Subsidiaries taken as a whole or a material adverse effect on the ability of Buyer, on the one hand, or Seller Parent or Seller, on the other to consummate the transactions contemplated hereby, or (ii) would have, or be reasonably expected to have, such an effect but which the Buyer elects in writing not to require to be so obtained.

SECTION 6.2. Conditions to Obligation of the Buyer to Effect the Share Purchase. The obligation of the Buyer to effect the Share Purchase is further subject to the fulfillment, at or prior to the Closing, of each of the following additional conditions (all or any of which may be waived in whole or in part by the Buyer in its sole discretion):

(a) Representations and Warranties. (i) The representations and warranties made by the Seller Parent and the Seller in this Agreement shall be true and correct (without regard to any qualifier therein as to “materiality,” “material adverse effect” or any derivative of such terms (except that the word “material” shall not be so disregarded as the same modifies (A) the word “Contracts” or the words “insurance policies,” (B) the word “information” in Section 2.5(c)(i), (C) the word “filings” in Section 2.5(f), and (D)(I) the word “permits” in Section 4.1(b), (II) the word “agreement” in Section 4.1(m), (III) the word “changes” in Section 4.1(p), and (IV) the phrase “actions, suits, arbitrations or proceedings” in Section 4.1(r), in each case as such provisions are referred to in Section 2.6(a)(ii))) in all respects, as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date, except (x) in the case of representations and warranties (other than those contained in Sections 2.1(e), 2.2(a) and 2.2(b)) if the facts and circumstances causing the failure of such representations and warranties to be so true and correct, individually or in the aggregate, have not had, and would not reasonably be expected to have, a material adverse effect on the Company and its Subsidiaries, taken as a whole, or on the ability of the Seller Parent or Seller to perform their obligations hereunder or (y) as affected by the transactions expressly permitted by Sections 4.1(d) through (k), inclusive, and (ii) the Seller Parent and the Seller shall each have delivered to the Buyer a certificate, dated the Closing Date and executed in the name and on behalf of the Seller Parent by its Chairman of the Board, President or any Executive or Senior Vice President, and executed in the name and on behalf of the Seller by its Chairman of the Board, President or any Executive or Senior Vice President, to such effect.

(b) Performance of Obligations. The Seller Parent and the Seller shall have performed and complied with, in all material respects taken as a whole (other than the agreements, covenants and obligations of the Seller Parent and the Seller in Section 1.1, which shall have been performed and complied with in all respects), the agreements, covenants and obligations which are required by this Agreement to be so performed or complied with by the Seller Parent or the Seller at or prior to the Closing, and the Seller Parent and the Seller shall each have delivered to the Buyer a certificate, dated the Closing Date and executed in the name and on behalf of the Seller Parent by its Chairman of the Board, President or any Executive or Senior Vice President, and executed in the name and on behalf of the Seller by its Chairman of the Board, President or any Executive or Senior Vice President, to such effect.

(c) Material Adverse Effect. There shall have not have occurred and be continuing a material adverse effect with respect to the Company and its Subsidiaries taken as a whole and there shall exist no facts or circumstances, which in the aggregate would, or insofar as reasonably can be foreseen, could, when taken together with any breaches or violations of any representations, warranties, covenants and agreements of the Seller Parent or Seller contained herein, have a material adverse effect on the Company and its Subsidiaries taken as a whole. Notwithstanding the provisions of 6.1(d), adverse effects arising from Final Orders (other than those described in Section 6.1(d)(ii)) shall be taken into account in the application of this Section 6.2(c). For purposes of this Section 6.2(c), any adverse effects on the Company and its Subsidiaries resulting from general weather, economic or financial conditions (unless (x) disproportionately affecting the Company or its Subsidiaries as compared to other investor owned utility companies located, in whole or in part, in any of the states of Washington, Oregon, California, Utah, Idaho, Montana, Wyoming, North Dakota, South Dakota, Nebraska, Iowa or Minnesota, or (y) arising, directly or indirectly, from any nuclear, radiological, biological or chemical terrorist attack(s) occurring in the United States (a “Terrorist Attack”) after which Terrorist Attack there is a decrease of 10% or more in the Standard & Poor’s Electric Utility Index between the average price of such index at the close of trading for the three trading days immediately preceding the date of the first of such Terrorist Attack(s) and the closing price for such index on at least 45 consecutive trading days in the 60 trading day period immediately following such Terrorist Attack(s)) shall not be taken into account in determining whether a material adverse effect has occurred under this Section 6.2(c). Anything in this Agreement to the contrary notwithstanding, if a Terrorist Attack occurs in the United States at any time prior to the Closing or the termination of this Agreement pursuant to Section 7.1(b)(i), the Closing Date and the date on which this Agreement may be terminated pursuant to Section 7.1(b)(i) shall be the later of (x) the date on which the Closing or the termination of this Agreement pursuant to Section 7.1(b)(i), would otherwise have occurred or (y) the 80th day after the occurrence of the Terrorist Attack; provided, that nothing in this sentence shall require that the Closing occur if the conditions to Closing have not been fulfilled on the date to which the Closing is deferred as provided in this sentence.

(d) Proceedings. All proceedings to be taken on the part of the Seller Parent, the Seller or the Company in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to the Buyer, and the Buyer shall have received copies of all such documents and other evidences as the Buyer may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

(e) Resignations. The directors of the Company and its Subsidiaries designated by the Buyer in writing at least three days before the Closing shall have delivered letters of resignation from their respective positions to the Buyer in a form reasonably acceptable to the Buyer.

SECTION 6.3. Conditions to Obligation of the Seller Parent and the Seller to Effect the Share Purchase. The obligation of the Seller Parent and the Seller to effect the Share Purchase is further subject to the fulfillment, at or prior to the Closing, of each of the following additional conditions (all or any of which may be waived in whole or in part by the Seller Parent in its sole discretion):

(a) Representations and Warranties. (i) The representations and warranties made by the Buyer in this Agreement shall be true and correct (without regard to any qualifier therein as to “materiality” or “material adverse effect”) in all respects, as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date, except (x) in the case of representations and warranties if the facts and circumstances causing the failure of such representations and warranties to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to have, a material adverse effect on the ability of the Buyer to perform its obligations hereunder or (y) as affected by the transactions required by this Agreement or the transactions expressly permitted by Section 4.2 and (ii) the Buyer shall have delivered to the Seller Parent a certificate, dated the Closing Date and executed in the name and on behalf of the Buyer by its Chairman of the Board, President or any Executive or Senior Vice President, to such effect.

(b) Performance of Obligations. The Buyer shall have performed and complied with, in all material respects taken as a whole (other than the agreement, covenants, and obligations of the Buyer in Section 1.1, which shall have been performed and complied with in all respects), the agreements, covenants and obligations required by this Agreement to be so performed or complied with by the Buyer at or prior to the Closing, and the Buyer shall have delivered to the Seller Parent a certificate, dated the Closing Date and executed in the name and on behalf of the Buyer by its Chairman of the Board, President or any Executive or Senior Vice President to such effect.

(c) Proceedings. All proceedings to be taken on the part of the Buyer in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to the Seller Parent, and the Seller Parent shall have received copies of all such documents and other evidences as the Seller Parent may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

ARTICLE VII.

TERMINATION, AMENDMENT AND WAIVER

SECTION 7.1. Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Closing, whether prior to or after the Seller Parent Shareholders’ Approval:

(a) By mutual written agreement of the Buyer and the Seller Parent hereto duly authorized by action taken by or on behalf of their respective Boards of Directors;

(b) By either the Seller Parent or the Buyer (except that only the Buyer shall have the right to terminate this Agreement pursuant to clause (b)(ii)(y) below) upon notification to the Buyer or the Seller Parent, as the case may be, by the terminating party:

(i) Subject to the last sentence of Section 6.2(c), at any time after the date which is twelve (12) months following the date of this Agreement if the Share Purchase shall not have been consummated on or prior to such date and such failure to consummate the same is not caused by a breach of the representations, warranties or covenants of the Seller Parent or the Seller contained in this Agreement, in the case the terminating party is the Seller Parent, or a breach of the representations, warranties or covenants of the Buyer contained in this Agreement, in case the terminating party is the Buyer; provided, however, that if on such date all of the approvals required in order to satisfy the conditions set forth in Section 6.1(d) have not been obtained, but all other conditions to effect the Share Purchase shall be fulfilled or shall be capable of being fulfilled, then, at the option of either the Seller Parent or the Buyer (which shall be exercised by written notice), the term of this Agreement shall be extended, subject to the last sentence of Section 6.2(c), until the expiration of such date which is 635 days after the date of this Agreement;

(ii) if the Seller Parent Shareholders’ Approval shall not be obtained (x) by reason of the failure to obtain the requisite vote upon a vote actually held at a meeting of such shareholders, or any adjournment thereof, called therefor; or (y) in any event, on or before September 1, 2005;

(iii) if there has been a material breach of any representation, warranty, covenant or agreement on the part of the non-terminating party set forth in this Agreement (determined in all cases as if the qualifiers as to “material,” “material adverse effect” or any derivative of such terms were not included in any such representation or warranty (except that the word “material” shall not be so disregarded as the same modifies (A) the word “Contracts” or the words “insurance policies,” (B) the word “information” in Section 2.5(c)(i), (C) the word “filings” in Section 2.5(f), and (D)(I) the word “permits” in Section 4.1(b), (II) the word, “agreement” in Section 4.1(m), (III) the word “changes” in Section 4.1(p), and (IV) the phrase, “actions, suits, arbitrations or proceedings” in Section 4.1(r), in each case as such provisions are referred to in Section 2.6(a)(ii)), which breach is not waived by the non-terminating party or curable or, if curable, has not been cured within thirty (30) days following receipt by the non-terminating party of notice of such breach from the terminating party which breach, when taken together with any other breaches of representations, warranties, covenants and agreements of the non-terminating party contained in this Agreement, has or would reasonably be expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole or on the ability of the Seller Parent or the Buyer, as the case may be, to consummate the transactions contemplated hereby; or

(iv) if any court of competent jurisdiction or other competent Governmental or Regulatory Authority shall have issued an order making illegal or otherwise preventing or prohibiting the Share Purchase and such order shall have become final and nonappealable; or

(c) By the Buyer if the Board of Directors of the Seller Parent or the Seller (or any committee thereof) (i) shall have withdrawn or modified in a manner materially adverse to Parent its approval or recommendation of this Agreement or the Share Purchase, (ii) shall fail to reaffirm such approval or recommendation upon the Buyer’s request, (iii) shall have approved, recommended or taken no position with respect to an Alternative Proposal or (iv) shall resolve to take any of the foregoing actions; or

(d) By the Seller Parent, if, after the date hereof, the Buyer or any of its affiliates directly or indirectly agrees to, or otherwise publicly announces any proposal to, acquire (i) in excess of 5% of the voting securities of a public utility company which would require approval under the 1935 Act (or if the 1935 Act is no longer in effect, which would have required such approval under such act had such act been in effect), (ii) securities (either in the form of common equity or common equity equivalents) that represent more than 10% of the outstanding common stock (on a fully diluted basis) of a public utility company located in the U.S. or (iii) an Energy Property or any equity interest therein in excess of 50% located in Washington, Oregon, Northern California, Idaho, Wyoming or Utah (any such transaction described in the foregoing clauses (i), (ii) or (iii) being a “Competing Transaction”) and such Competing Transaction directly or indirectly results in the failure of the parties to satisfy any of the required regulatory conditions precedent to the obligation to complete the transactions contemplated by this Agreement (whether such approvals be state or federal) and/or otherwise directly or indirectly creates or imposes additional conditionality or costs which gives rise to an entitlement on the part of the Buyer such that the Buyer chooses to not complete or to terminate the Agreement. “Energy Property” shall mean any utility company, gas transmission or pipeline company or electric generating company or facility, but shall in no event include interests in or development of oil, gas, natural resources and mineral rights. A Competing Transaction shall not include construction to expand or improve existing pipelines or other facilities.

SECTION 7.2. Effect of Termination.

(a) If this Agreement is validly terminated by either the Seller Parent or the Buyer pursuant to Section 7.1, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of either the Seller Parent or the Buyer (or any of their respective Representatives or affiliates), except (i) that the provisions of Sections 5.7 and 5.8, this Section 7.2, and Sections 9.8 and 9.9 will continue to apply following any such termination, (ii) that nothing contained herein shall relieve any party hereto from liability for willful breach of its representations, warranties, covenants or agreements contained in this Agreement and (iii) as provided in paragraphs (b) and (c) below.

(b) In the event that

(i) the Seller Parent terminates this Agreement pursuant to Section 7.1(d), then the Buyer shall pay to the Seller Parent, by wire transfer of same day funds, within two (2) business days after termination of this Agreement, a termination fee of $250,000,000; or

(ii) (x) prior to the Seller Parent Shareholders’ Approval (A) any person or group shall have announced or made to the Board of Directors of the Seller Parent an Alternative Proposal or (B) announced or made to the Board of Directors of the Seller Parent a bona fide proposal relating to a proposed transaction that, if consummated, would constitute a Change of Control (as defined below), (y) prior to the Seller Parent Shareholders’ Approval, the Board of Directors of the Seller Parent shall have reasonably promptly rejected such proposal and reaffirmed its approval and recommendation of the Share Purchase, and (z) in each case thereafter, this Agreement is terminated by the Seller Parent or the Buyer pursuant to Section 7.1(b)(ii), then the Seller Parent shall pay to the Buyer, by wire transfer of same day funds, within two (2) business days after termination of this Agreement, a termination fee of $10 million; or

(iii) (x) prior to the Seller Parent Shareholders’ Approval, any event in the immediately preceding clause (ii) occurs, (y) prior to the Seller Parent Shareholders’ Approval, the Board of Directors of the Seller Parent (or any committee thereof) shall have taken any of the actions described in Section 7.1(c), and (z) in each case thereafter this Agreement is terminated by the Buyer or the Seller Parent pursuant to Section 7.1(b)(ii), then the Seller Parent shall pay to the Buyer, by wire transfer of same day funds, within two (2) business days after termination of this Agreement, a termination fee of $100 million.

If a termination fee has been paid or is payable pursuant to Section 7.2(b)(ii) or (iii) and (I) prior to the first anniversary of the termination of this Agreement, the Seller Parent, the Seller or any of their respective affiliates enters into a definitive agreement in respect of, or consummates, an Alternative Proposal (which agreement or consummation need not be with the person making a previous Alternative Proposal), or (II) prior to the first anniversary of the termination of this Agreement, any person announces (which announcement or consummation need not be made by a person making a previous proposal to effect a Change of Control) a firm intention to make an offer (for purposes of the United Kingdom’s City Code on Takeovers and Mergers), whether by way of offer or scheme of arrangement, which transaction, when consummated, will result in a Change of Control or such a Change of Control is consummated, the Seller Parent shall pay to the Buyer, by wire transfer of same day funds, within two (2) business days after the entering into such agreement, such consummation or any such announcement, as the case may be, an additional termination fee of $240 million, in case a termination fee was paid or is payable pursuant to Section 7.2(b)(ii) or $150 million in case such fee was paid or is payable pursuant to Section 7.2(b)(iii). If an Alternative Proposal or Change of Control is consummated prior to the Seller Parent Shareholder Approval and this Agreement is terminated, the Seller Parent shall pay to the Buyer, by wire transfer of same day funds, within two (2) business days after termination of this Agreement, a termination fee of $250 million. The Seller Parent shall in no event be obliged to pay to the Buyer more than $250 million in the aggregate in termination fees.

A “Change of Control” shall mean the occurrence of any of the following: (A) any “Person”, as such term is used in Sections 13(d) and 14(d) of the Exchange Act, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Seller Parent representing 30 percent or more of the combined voting power of the Seller Parent’s issued share capital; (B) the shareholders of the Seller Parent resolve to approve a proposed Change of Control of the Seller Parent; or (C) a tender or exchange offer is made for the ordinary shares of the Seller Parent (or securities convertible into ordinary shares of the Seller Parent) and such offer results in a portion of those securities being purchased and the offeror after the consummation of the offer is the beneficial owner (as determined pursuant to Section 13(d) of the Exchange Act), directly or indirectly, of securities representing at least 30 percent of the voting power of outstanding securities of the Seller Parent; provided, that a Change of Control shall not include a transaction initiated and promoted by the Seller Parent and not involving any unrelated third parties by way of reorganization or reconstruction under which a new holding company of the Seller Parent (“Newholdco”) acquires the entire issued share capital of the Seller Parent (and on implementation of such transaction, references to a Change of Control of the Seller Parent shall apply to Newholdco as they apply to the Seller Parent) provided, that:

(A)	the proposed transaction is first announced and implemented after termination of this Agreement;

(B)	immediately after consummation of the transaction, Newholdco is a publicly listed company and the shareholders of Newholdco immediately after consummation of such transaction are the same (save as to a de minimis extent) as those of the Seller Parent immediately prior to the acquisition of the entire issued share capital of the Seller Parent;

(C)	there is no agreement, arrangement or understanding to which the Seller Parent or Newholdco is a party (whether or not legally binding) in existence immediately prior to the time the transaction is implemented whereby there is to be a Change of Control of Newholdco; and

(D)	Newholdco undertakes to the Buyer to be bound by and assumes all of the outstanding obligations of the Seller Parent under this Agreement and will be substituted in this Agreement for all purposes as though it were the Seller Parent.

(c) In the event that this Agreement is terminated by either the Buyer or the Seller Parent pursuant to Section 7.1(b)(ii) in circumstances in which the termination fee set forth in clause (b) above is not then payable, the Seller Parent shall pay to the Buyer an amount equal to $10,000,000.

(d) If the Buyer or the Seller Parent, as the case may be, fails promptly to pay the amount due pursuant to the preceding paragraphs, and in order to obtain such payment, the Seller Parent or the Buyer, as the case may be, commences a suit which results in a judgment against the Buyer or the Seller Parent, as the case may be, for the fee set forth in such paragraph, the Buyer or Seller Parent, as the case may be, shall pay to the Seller Parent or the Buyer, as the case may be, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at an annual rate equal to the prime rate of JPMorgan Chase Bank in effect on the date such payment was required to be made.

SECTION 7.3. Amendment. This Agreement may be amended, supplemented or modified by action taken by or on behalf of the respective Boards of Directors of the Seller Parent and the Buyer, whether prior to or after the Seller Parent Shareholders’ Approval shall have been obtained, but after such adoption and approval only to the extent permitted by applicable law. No such amendment, supplement or modification shall be effective unless set forth in a written instrument duly executed by or on behalf of the Seller Parent and the Buyer.

SECTION 7.4. Waiver. The Seller Parent (on behalf of itself and the Seller) and the Buyer may to the extent permitted by applicable law (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the covenants, agreements or conditions of the other parties hereto contained herein. No such extension or waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Seller Parent or the Buyer, as the case may be, extending the time of performance or waiving any such inaccuracy or non-compliance. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

ARTICLE VIII.

INDEMNIFICATION

SECTION 8.1. Survival. Subject to Section 8.2(c)(iii), the respective representations, warranties, covenants and conditions (with the exception of the representations, warranties, covenants and conditions described in the provisos to this Section 8.1) of the parties hereto contained herein or in any certificates or other documents delivered pursuant to this Agreement (with the exception of such portion of such certificate or other document pertaining to the representations, warranties, covenants and conditions described in the provisos to this Section 8.1) at the Closing shall survive the Closing until the date that is 365 days after the Closing Date; provided, however, that the representations, warranties, covenants and conditions in:

(a) Article I (Sale and Purchase), subsections (a) (as to Organizational Documents of the Company) and (e) of Section 2.1 (Organization and Qualification), subsections (a) and (b) of Section 2.2 (Capital Stock), subsection (a)(ii) (as it applies to Section 4.1(d), Section 4.1(h) (as to Guarantees), Section 4.1(i)(x) (as to executive officers and directors of the

Company or its Subsidiaries described therein) and Section 4.1(i)(y)) of Section 2.6 (Absence of Certain Changes or Events), Section 2.19 (Vote Required), Section 2.20 (Affiliate Transactions) (as to periods commencing after March 31, 2005), Section 3.1 (Organization), subsections (a)(i), (ii) and (iii), (c) (as to Organizational Documents of the Company), (d), (e), (h) (as to Guarantees), (i)(x) (as to matters involving the officers or directors described therein), (i)(y), (j) and (q) of Section 4.1 (Covenants of the Seller Parent and Seller), Section 4.5 (Contracts), Section 4.7 (Third Party Standstill Agreements), Section 5.4 (Employee Benefit Plans), Section 5.5 (Directors’ and Officers’ Indemnification Insurance), Section 5.7 (Expenses), Section 5.8 (Brokers or Finders), Section 5.12 (Post Closing Payments), Section 5.14 (Intercompany Items), Section 7.2 (Effect of Termination), Section 7.3 (Amendment), Section 7.4 (Waiver), Article VIII (Indemnification) (including the releases described in Section 8.6) and Article IX shall survive indefinitely and terminate (if at all) only as therein expressly provided;

(b) Section 2.12 (Taxes), subsection (a)(iv) of Section 4.1 (Covenants of the Seller Parent and Seller), Section 4.3 (Tax Matters), Section 5.9 (Conveyance Taxes) and Section 5.13 (Tax Returns) shall survive for a period equal to the applicable statute of limitation in respect of the Tax involved;

(c) Section 2.13 (Employee Benefits) and Section 2.15 (Environmental Matters) shall survive until the third anniversary of the Closing Date; and

(d) Section 4.6 (No Solicitations), Section 4.8 (Joint Executive Committee), Section 4.9 (Control of Other Party’s Business) and Section 5.11 (Seller Parent Cure) shall not survive the Closing; and

provided, further, that a covenant or agreement that has been willfully breached by the Buyer, on the one hand, or the Seller Parent or the Seller, on the other, shall, as to such breach, survive indefinitely.

SECTION 8.2. Indemnification Coverage.

(a) Notwithstanding the Closing or the delivery of the Shares and regardless of any investigation at any time made by or on behalf of the Buyer or of any knowledge or information that the Buyer may have, the Seller Parent shall indemnify and agree to defend, save and hold the Buyer, the Company and each of their officers, directors, employees, agents and affiliates (other than the Seller Parent and the Seller) (collectively, the “Buyer Indemnified Parties”) harmless if any such Buyer Indemnified Party shall at any time or from time to time suffer any damage, judgment, fine, penalty, demand, settlement, liability, loss, cost, Tax, expense (including, without limitation, reasonable attorneys’, consultants’ and experts’ fees), claim or cause of action (each, a “Loss”) arising out of, relating to or resulting from:

(i) any breach or inaccuracy (determined without regard to any qualifier as to “materiality,” “material adverse effect” or any derivative of such terms (except that the word “material” shall not be so disregarded as the same modifies (A) the word “Contracts” or the words “insurance policies,” (B) the word “information” in Section 2.5(c)(i), (C) the word “filings” in Section 2.5(f), and (D)(I) the word “permits” in Section 4.1(b), (II) the word “agreement” in Section 4.1(m), (III) the word “changes” in Section 4.1(p), and (IV) the phrase “actions, suits, arbitrations or proceedings” in Section 4.1(r), in each case as such provisions are referred to in Section 2.6(a)(ii)) in any representation by the Seller Parent or the Seller contained in this Agreement or any certificates or other documents delivered by any of them pursuant to this Agreement at the Closing;

(ii) any failure by the Seller Parent or the Seller to perform or observe any term, provision, covenant, or agreement on the part of any of them to be performed or observed under this Agreement;

(iii) any liability in respect of any business (whether as a transfer of assets or capital stock) transferred (whether by way of sale, merger, reorganization or consolidation, distribution or otherwise) or discontinued by the Company or any of its present or former Subsidiaries after December 6, 1998 to any Person, but only to the extent such liability is not reflected in the Company’s consolidated balance sheet in the FY 2005 Statements;

(iv) any liability resulting by reason of the several liability of the Company or any of its Subsidiaries pursuant to Treasury Regulations § 1.1502-6 or any analogous state, local or foreign law or regulation or by reason of the Company or any of its Subsidiaries having been a member of any consolidated, combined or unitary group on or prior to the Closing Date, but only to the extent such liability is not reflected in the Company’s consolidated balance sheet in the FY 2005 Statements;

(v) any liability for Taxes resulting by reason of the Company or any of its Subsidiaries ceasing to be a member of any consolidated, combined or unitary group that includes the Seller, but only to the extent such liability is not reflected in the Company’s consolidated balance sheet in the FY 2005 Statements; and

(vi) any liability relating to (x) the Company Employee Retention / Incentive Program (Apollo Transaction), or (y) any amendment, change, increase, addition or grant relating to any Employee Benefit Plan that is listed on Section 4.1(i) of the Seller Parent Disclosure Letter and effected after March 31, 2005 that is not previously approved in writing by the Buyer or required by any applicable collective bargaining agreement.

(b) Notwithstanding the Closing or the delivery of the Shares and regardless of any investigation at any time made by or on behalf of the Seller Parent or the Seller of any knowledge or information that the Seller Parent or the Seller may have, the Buyer shall indemnify and agree to defend, save and hold the Seller Parent and the Seller and their officers, directors, employees, agents and affiliates (other than the Buyer) (collectively, the “Seller Indemnified Parties”) harmless if any such Seller Indemnified Party shall at any time or from time to time suffer any Loss arising out of, relating to, or resulting from:

(i) any breach or inaccuracy (determined without regard to any qualifier as to “materiality” or “material adverse effect” included therein) in any representation or warranty by the Buyer contained in this Agreement or any certificates or other documents delivered by the Buyer pursuant to this Agreement at the Closing; and

(ii) any failure by the Buyer to perform or observe any term, provision, covenant, or agreement on the part of the Buyer to be performed or observed under this Agreement.

(c) The foregoing indemnification obligations shall be subject to the following limitations:

(i) the Seller Parent’s aggregate liability under Section 8.2(a)(i) and the Buyer’s aggregate liability under Section 8.2(b)(i) shall not, in either case, exceed 50% of the Purchase Price (the “Cap”); provided, however, that the Cap shall not be applicable to breaches of the representations and warranties described in clause (a) of the first proviso to Section 8.1 or of the representations and warranties in the first two sentences of Section 2.12(c);

(ii) no indemnification for any Losses shall be asserted against:

(x) the Seller Parent under Section 8.2(a)(i) or against the Buyer under Section 8.2(b)(i) unless and until the cumulative aggregate amount of such Losses (other than those arising from breaches described in the penultimate sentence of this Section 8.2(c)(ii)) exceeds $50 million (the “Threshold”), at which point the Seller Parent or the Buyer, as the case may be, shall be obligated to indemnify the Buyer Indemnified Parties or Seller Indemnified Parties, as the case may be, only as to the amount of such Losses in excess of $25 million (the “Deductible”), subject to the limitation in Section 8.2(c)(i);

(y) the Seller Parent under Section 8.2(a) (other than in respect of a breach of Section 4.1(a)(viii) or of the Seller Parent’s or the Seller’s representations, warranties, covenants and conditions described in clause (a) of the first proviso to Section 8.1 (other than Section 2.6(a)(ii) (as to Section 4.1(h) and (i)), Section 4.1(h) and (i) and Section 4.5) or in the second proviso to Section 8.1) or the Buyer under Section 8.2(b) (other than in respect of the Buyer’s representations, warranties, covenants and conditions described in clause (a) of the first proviso to Section 8.1 or in the second proviso to Section 8.1), if the amount of such Loss, together with all related claims, is less than $10,000 and in such case, such Loss shall be completely disregarded for the purposes of contributing toward the Threshold; or

(z) the Seller Parent under Section 8.2(a)(ii) or the Buyer under Section 8.2(b)(ii) unless and until the cumulative aggregate amount of Loss in respect of claims arising under Section 8.2(a)(ii) or 8.2(b)(ii), as the case may be, and not arising from breaches described in the last sentence of this Section 8.2(c)(ii), exceeds $7.5 million (the “Covenant Deductible”);

provided, that for purposes of the immediately preceding clauses (y) and (z), a covenant shall be deemed breached without regard to any qualifier therein as to “materiality,” “material adverse effect” or any derivative of such terms. The Threshold and the Deductible shall not be applicable to breaches of the representations and warranties described in clause (a) of the first proviso to Section 8.1 and the first two sentences of Section 2.12(c). The Covenant Deductible shall not be applicable to breaches of Section 4.1(a)(viii), Section 5.3 or the covenants described in clause (a) of the first proviso to Section 8.1 (other than Section 4.1(h) and Section 4.5) or in the second proviso to Section 8.1;

(iii) no claim may be asserted nor may any action be commenced (A) against the Seller Parent pursuant to Section 8.2(a), unless written notice of such claim or action is received by the Seller Parent describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or action and the basis upon which indemnity is claimed on or prior to the date on which the representation, warranty, covenant or condition on which such claim or action is based ceases to survive as set forth in Section 8.1 (it being agreed and understood that if a claim for a breach of a representation, warranty, covenant or condition is timely made, the representation, warranty, covenant or condition shall survive until the date on which such claim is finally liquidated or otherwise resolved), or (B) against the Buyer pursuant to Section 8.2(b), unless written notice of such claim or action is received by the Buyer describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or action and the basis upon which indemnity is claimed on or prior to the date on which the representation, warranty, covenant or condition on which such claim or action is based ceases to survive as set forth in Section 8.1 (it being agreed and understood that if a claim for a breach of a representation, warranty, covenant or condition is timely made, the representation or warranty shall survive until the date on which such claim is finally liquidated or otherwise resolved);

(iv) an Indemnified Party shall not be entitled under this Agreement to multiple recovery for the same Losses;

(v) a Buyer Indemnified Party shall not be entitled under this Agreement to recover any Loss arising from the breach or inaccuracy of the Seller Parent’s or the Seller’s representations and warranties if such breach or inaccuracy resulted from (x) the effects of the transactions expressly permitted by Sections 4.1(d) through (k), inclusive, or (y) obtaining any consent or approval in respect of the Company, its Subsidiaries or the Joint Ventures of any Governmental or Regulatory Authority and, in respect of which consent or approval, the actions taken by the Company, its Subsidiaries and the Joint Ventures were approved by the Buyer or the Joint Executive Committee as provided in Section 4.8 or 5.3, as the case may be;

(vi) each of the Buyer and Seller Parent, as the case may be, shall use reasonable commercial efforts to mitigate Loss otherwise subject to indemnification hereunder. The Buyer shall, and shall cause the Company to, reasonably cooperate with the Seller Parent in recovering from the Company’s insurers (other than the Buyer and its Subsidiaries and the Company and its Subsidiaries) or other third parties (including with respect to enforcement of the Company’s indemnification rights), in each case to the extent the same are liable therefor, any Loss paid by the Seller Parent pursuant to this Article VIII; provided, that the Seller Parent promptly reimburses the Buyer or the Company, as the case may be, for any third party cost or expense incurred by any of them or the Company’s Subsidiaries in connection with such cooperation. The Buyer shall, and shall cause the Company to, refrain from searching for environmental hazards on the property of the Company, its Subsidiaries or the Joint Ventures except, (x) as required by law, (y) in connection with any financing, sale or lease in respect of any such property, or (z) at any time after the Buyer, the Company or any of the Company’s Subsidiaries, or any Joint Venture becomes aware of the reasonable possibility of any such hazard existing, in each case, in the exercise of their prudent business judgment;

(vii) Seller will be entitled to any credits and refunds (including interest received thereon) in respect of any taxable period ending on or prior to March 31, 2005, except to the extent any such credit or refund is specifically reflected in the Company’s consolidated balance sheet in the FY 2005 Statements;

(viii) it is the intention of the parties to treat any indemnity payment made under this Agreement as an adjustment to the Purchase Price for all federal, state, local and foreign Tax purposes, and the parties agree to file their Tax Returns accordingly;

(ix) the amount of any Loss shall be reduced by the Tax benefit actually realized by a Buyer Indemnified Party where a Buyer Indemnified Party is the Indemnified Party or a Seller Indemnified Party where a Seller Indemnified Party is the Indemnified Party. If there is no reduction in the amount of any indemnified Loss at the time an indemnification payment is made because no Tax benefit is actually realized in the Tax year for which the payment was made, the Indemnified Party will pay the Indemnifying Party an amount equal to any Tax benefit realized in each subsequent Tax year at the time the Tax Return for each subsequent Tax year is due (without regard to extensions). In computing the amount of any Tax benefit, a person shall be deemed to realize the benefit arising from the incurrence or payment of any amount for which indemnification is requested pursuant to this Section 8.2 after the use of all other items of loss, deduction and credit of such Indemnified Party, including net operating loss carryforwards. The Indemnified Party will determine in good faith the time and amount of any Tax benefit actually realized in any given year and will provide a summary explanation of such determination to the Indemnifying Party. If the Indemnifying Party disputes the computation of such benefit by the Indemnified Party, such dispute shall be resolved by an accounting firm or law firm mutually agreed upon by the Indemnified Party and the Indemnifying Party;

(x) a Buyer Indemnified Party shall not be entitled to recover under Section 8.2(a)(i) any incremental environmental remediation or corrective action costs associated with a material change in the use of the subject parcels from the use of the subject parcels as of the Closing Date; and

(xi) the indemnification obligations of the Seller Parent hereunder shall include any Losses (otherwise subject to the Seller Parent’s indemnification obligations hereunder) which are paid or became payable or are otherwise incurred by the Company or its Subsidiaries at any time after March 31, 2005.

SECTION 8.3. Procedures. The person providing (as required to provide) indemnification in respect of a claim pursuant to this Article VIII as herein called, in respect of such claim, the “Indemnifying Party”. Each Buyer Indemnified Party and each Seller Indemnified Party is, in respect of a claim for which indemnification is sought, is herein called, in respect of such claim, an “Indemnified Party”. Any Indemnified Party shall notify the Indemnifying Party (with reasonable specificity) promptly after it becomes aware of facts supporting a claim or action for indemnification under this Article VIII, and shall provide to the

Indemnifying Party as soon as practicable thereafter all information and documentation reasonably necessary to support and verify any Losses associated with such claim or action. Subject to Section 8.2(c)(iii), the failure to so notify or provide information to the Indemnifying Party shall not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party, except to the extent that the Indemnifying Party demonstrates that it has been materially prejudiced by the Indemnified Party’s failure to give such notice, in which case the Indemnifying Party shall be relieved from its obligations hereunder to the extent of such material prejudice. The Indemnifying Party shall defend, contest or otherwise protect the Indemnified Party against any such claim or action by counsel of the Indemnifying Party’s choice at its sole cost and expense; provided, however, that the Indemnifying Party shall not make any settlement or compromise without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed) unless the sole relief provided is monetary damages for which the Indemnifying Party has unconditionally acknowledged liability pursuant to the terms of this Article VIII. The Indemnified Party shall have the right, but not the obligation, to participate at its own expense in the defense thereof by counsel of the Indemnified Party’s choice and shall in any event use its reasonable best efforts to cooperate with and assist the Indemnifying Party. If (a) the Indemnifying Party fails timely to defend, contest or otherwise protect against such suit, action, investigation, claim or proceeding with counsel reasonably acceptable to the Indemnified Party, (b) the Indemnifying Party fails to state in a written notice given to the Indemnified Party not later than 20 days after the Indemnified Party received notice of a claim pursuant to Section 8.2(c)(iii) that the claim is properly the subject of indemnification pursuant to this Agreement (subject only to the Cap, Threshold or Deductible, if applicable), (c) in the reasonable judgment of the Indemnified Party there are conflicts of interest (other than as a result of this Article VIII) between the interests of the Indemnified Party and the Indemnifying Party in respect of such claim, or (d) the claim is not solely for monetary relief or the claim involves a criminal matter, the Indemnified Party shall have the right to control the defense of such claim with counsel of its own choosing, including, without limitation, the right to make any compromise or settlement thereof, and the Indemnified Party shall be entitled to recover the entire cost thereof from the Indemnifying Party, including, without limitation, reasonable attorneys’ fees, disbursements and amounts paid as the result of such suit, action, investigation, claim or proceeding.

SECTION 8.4. Remedy. Absent fraud, and except for seeking equitable relief, from and after the Closing the sole remedy of a party in connection with (i) a breach or inaccuracy of the representations or warranties in this Agreement or any certificates or other documents delivered pursuant to this Agreement at Closing, or (ii) any failure by a party to perform or observe any term, provision, covenant, or agreement on the part of such party to be performed or observed under this Agreement, shall, in each case, be as set forth in this Article VIII.

SECTION 8.5. Limitation on Claims. The Seller Parent and Seller shall not be liable pursuant to Section 8.2(a)(i) for any Loss in respect of any matter hereunder to the extent that:

(a) such Loss arises or, such Loss otherwise having arisen, is increased as a result of any change made after Closing in any accounting or taxation policies or accounting or taxation practice of the Company and its Subsidiaries or any other member of the Company’s consolidated tax group, save to the extent that any such change is required to bring the accounting or taxation policies or accounting or taxation practice of that company into line with U.S. generally accepted accounting or taxation policies or accounting or taxation practice or any Tax law (as the case may be) as at the Closing Date; or

(b) such Loss is recovered through a rate increase expressly attributable to such Loss that is approved by the applicable state Governmental or Regulatory Authority (and, to the extent the Seller Parent has made any payment pursuant to this Article VIII in respect of such Loss before such recovery, the Buyer shall, or shall cause the Buyer Indemnified Party receiving such recovery, to pay the same over to the Seller Parent).

SECTION 8.6. Release of Directors. The Buyer shall cause the Company to release each director of the Company who resigns at the Closing from any and all liability the same may have to the Company as a director thereof arising on or before the Closing other than liabilities arising from his negligence, recklessness, criminal conduct or self-dealing; provided, that (a) nothing in said release shall increase the obligations of the Buyer or of the Company under Section 5.5 or the liability of any insurer to such director in respect of any insurance policy described in Section 5.5(b) and (ii) such director releases the Company and its affiliates from any and all liabilities arising on or before the Closing for compensation of any nature (including directors’ fees) or any reimbursement of expenses.

ARTICLE IX.

GENERAL PROVISIONS

SECTION 9.1. Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

If to the Seller or the Seller Parent, to:

Scottish Power plc

1 Atlantic Quay

Glasgow G2 8SP

Facsimile No.: 011-44-141-248-8300

Attn: Company Secretary

with a copy to:

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, N.Y. 10005

Facsimile No.: (212) 530-5219

Attn: M. Douglas Dunn and John T. O’Connor

and to:

Freshfields

65 Fleet Street

London EC4Y 1HS

Facsimile No.: 011-44-171-832-7001

Attn: Simon Marchant

If to the Company, to:

PacifiCorp

825 N.E. Multnomah

Portland, Oregon 97232-4116

Facsimile No.: (503) 813-7250

Attn: General Counsel

with a copy to:

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, N.Y. 10005

Facsimile No.: (212) 530-5219

Attn: M. Douglas Dunn and John T. O’Connor

If to Buyer, to:

MidAmerican Energy Holdings Company

302 South 36th Street

Suite 400

Omaha, NE 68131-3845

Telephone: (402) 231-1642

Facsimile: (402) 231-1658

Attn: Douglas L. Anderson

with a copy to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

Telephone: (212) 728-8000

Facsimile: (212) 728-3460

Attn: Peter J. Hanlon

and to:

LeBoeuf, Lamb, Greene & MacRae LLP

125 West 55th Street

New York, NY 10019

Telephone: (212) 424-8000

Facsimile: (212) 424-8500

Attn: William S. Lamb

and to:

Herbert Smith LLP

Exchange House

Primrose Street

London

EC2A 2HS

England

Telephone: +44 (0)20 7374 8000

Facsimile No. +44 (0)20 7374 0888

Attn: Henry Davey

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

SECTION 9.2. Entire Agreement; Incorporation of Exhibits. (a) Subject to paragraph (b) below, this Agreement supersedes all prior discussions and agreements among the parties hereto with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement in accordance with its terms, and contains, together with the Confidentiality Agreement, the sole and entire agreement among the parties hereto with respect to the subject matter hereof.

(b) The Seller Parent Disclosure Letter and any Exhibit or Schedule attached to this Agreement and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

SECTION 9.3. Public Announcements. Except as otherwise required by law or the rules of any applicable securities exchange or national market system or any other Governmental or Regulatory Authority (including, but not limited to, the UKLA and the U.K. Takeover Panel), and except as has been approved by the Buyer in favor of the Seller Parent, the

Seller or the Company as of the date hereof, so long as this Agreement is in effect, the Buyer on the one hand, and the Seller Parent, the Seller and the Company on the other hand, will not, and will not permit any of their respective Subsidiaries or Representatives to, issue or cause the publication of any press release or make any other public announcement with respect to the transactions contemplated by this Agreement without the consent of the Seller Parent or the Buyer as the case may be, which consent shall not be unreasonably withheld. The Buyer, the Seller Parent and the Company will cooperate with each other in the development and distribution of all press releases and other public announcements with respect to this Agreement and the transactions contemplated hereby, and will furnish the other with drafts of any such releases and announcements as far in advance as practicable.

SECTION 9.4. No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and except as provided in Section 5.5, Article VIII and Section 9.14 (which are intended to be for the benefit of the persons entitled to therein, and may be enforced by any of such persons), it is not the intention of the parties to confer third-party beneficiary rights upon any other person.

SECTION 9.5. No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void, except that (a) the Buyer may assign any or all of its rights, interests and obligations hereunder to any of its affiliates and (b) the Seller may assign all of its rights, interests and obligations hereunder to the transferee of the Shares permitted by the proviso immediately following Section 4.1(a)(viii) hereof. This Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

SECTION 9.6. Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define, modify or limit the provisions hereof.

SECTION 9.7. Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law or order, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

SECTION 9.8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

SECTION 9.9. Submission to Jurisdiction; Waivers. Each of the parties hereto agrees to submit to the exclusive jurisdiction of either the Supreme Court of the State of New York in New York County or the United States District Court for the Southern District of New

York, provided, that nothing in this clause shall prevent the Buyer at its discretion from bringing proceedings against the Seller, the Seller Parent or the Company (A) in any other court of competent jurisdiction in the United Kingdom, or (B) in any other court of competent jurisdiction to enforce any order or judgment from any of the aforesaid courts. Any service of process to be made in such action or proceeding may be made by delivery of process in accordance with the notice provisions contained in Section 9.1. Each of the Seller, the Seller Parent, and the Buyer hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) the defense of sovereign immunity, (b) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9, (c) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (d) to the fullest extent permitted by applicable law that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 9.10. Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specified terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 9.11. Certain Definitions. As used in this Agreement:

(a) except as specifically provided otherwise or as used in Sections 2.2(a) and 2.7, the term “affiliate,” as applied to any person, shall mean any other person directly or indirectly controlling, controlled by, or under common control with, that person; for purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise;

(b) a person will be deemed to “beneficially” own securities if such person would be the beneficial owner of such securities under Rule 13d-3 under the Exchange Act, including securities which such person has the right to acquire (whether such right is exercisable immediately or only after the passage of time);

(c) the term “business day” means a day other than Saturday, Sunday or any day on which banks located in New York, New York or London, England are authorized or obligated to close;

(d) the term “capital stock” means any of the various shares of ownership in a business, including, without limitation, stock of a corporation, membership interests in a limited liability company and partnership interests in a partnership;

(e) the term “knowledge” or any similar formulation of “knowledge” shall mean with respect to the Seller Parent or the Seller, the actual knowledge after due inquiry of the persons set forth in Section 9.11(e) of the Seller Parent Disclosure Letter;

(f) any reference to any event, change or effect having a “material adverse effect” on or with respect to an entity (or group of entities taken as a whole) means such event, change or effect is materially adverse to the business, properties, assets, liabilities, financial condition or results of operations of such entity (or of such group of entities taken as a whole);

(g) the term “person” shall include individuals, corporations, partnerships, trusts, other entities and groups (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act);

(h) the “Representatives” of any entity means such entity’s directors, officers, employees, legal, investment banking and financial advisors, accountants and any other agents and representatives;

(i) except as used in Sections 2.2(c) and 2.17, the term “Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which more than fifty percent (50%) of either the equity interests in, or the voting control of, such corporation or other organization is, directly or indirectly through Subsidiaries or otherwise, beneficially owned by such party;

(j) “Tax” (or “Taxes” as the context may require) shall mean any federal, state, local or foreign net income, gross income, gross receipts, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, premium, alternative or add-on minimum, estimated, ad valorem, value-added, transfer, stamp, or environmental (including taxes under Section 59A of the Code) tax, or any other similar tax, customs duty, withholding, charge, fee, levy or other assessment, including any interest, penalty or addition imposed on such taxes by any taxing authority of any jurisdiction;

(k) “Tax Return” (or “Tax Returns” as the context may require) shall mean any return, report, claim for refund, information return, amended return or declaration of estimated Tax or similar statement (including any schedule attached thereto) filed, or required to be filed, with respect to any Tax or Taxes; and

(l) any reference to “transactions contemplated hereby,” “transactions contemplated hereunder,” “transactions contemplated by this Agreement,” “transactions contemplated under this Agreement” or any similar formulation shall include the transactions contemplated by this Agreement.

SECTION 9.12. Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

SECTION 9.13. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTION CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 9.14. Limitation of Liability. No recourse shall be had for any claim based on or otherwise in respect of this Agreement or the transactions contemplated hereby (including, without limitation, any certificate delivered pursuant to Article VI at the Closing) against any stockholder of the Buyer or the Seller Parent or any officer, employee, partner, member or director (whether past, present or future) of the Buyer, the Seller Parent, the Seller or the Company or any of their respective affiliates.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SCOTTISH POWER PLC

By:	/ s / James Stanley
Name:	James Stanley
Title:	Commercial Director

PACIFICORP HOLDINGS, INC.

By:	/ s / James Stanley
Name:	James Stanley
Title:	Commercial Director

MIDAMERICAN ENERGY HOLDINGS COMPANY

By:	/ s / Douglas C. Anderson
Name:	Douglas C. Anderson
Title:	Senior Vice President

Signature Page to Stock Purchase Agreement

GLOSSARY OF DEFINED TERMS

Each of the following terms have the meanings ascribed to them in the Section of this Agreement set forth opposite such term:

Defined Term	Section of Agreement
1935 Act	2.1(a)
affiliate	9.11(a)
Agreement	Preamble
Alternative Proposal	4.6
Antitrust Division	5.3
beneficially	9.11(b)
business day	9.11(c)
Buyer	Preamble
Buyer Actuary	5.4(b)(iii)(B)
Buyer Indemnified Parties	8.2(a)
Cap	8.2(c)(i)
capital stock	9.11(d)
Change of Control	7.2(b)
Circular	2.9(a)
Closing	1.2
Closing Date	1.2
Code	2.12(a)(i)
Common Stock	Recitals
Companies Act	2.9(a)
Company	Recitals
Company Budget	4.1(f)
Company Reporting Entity	2.5(c)
Company Financial Statements	2.5(a)
Company Permits	2.10
Company Preferred Stock	2.2(a)(ii)
Company Trading Guidelines	2.21
Company Voting Debt	2.2(e)
Competing Transaction	7.1(d)
Confidentiality Agreement	5.1
Contracts	2.4(a)
control	9.11(a)
Covenant Deductible	8.2(c)(ii)(z)
Cutoff Date	2.1(c)
Deductible	8.2(c)(ii)(x)
DOE	2.5(f)
Draft 2005 10-K	2.5(a)
Employee Benefit Plan	2.13(b)
Encumbrances	1.1
Energy Property	7.1(d)
Environmental Claims	2.15(g)

Defined Term	Section of Agreement
Environmental Laws	2.15(g)
Environmental Permits	2.15(b)
Equity Plans	5.4(a)
ERISA	2.13(b)
ERISA Affiliate	2.13(b)
Exchange Act	2.4(b)
FCC	2.4(b)
FERC	2.5(f)
Final Order	6.1(d)
FTC	5.3
Funded Accounts	5.4(b)(v)(A)
FY 2005 Statements	2.5(a)
Governmental or Regulatory Authority	2.4(a)
group	9.11(g)
Guarantees	4.1(h)
Hazardous Materials	2.15(g)
HSR Act	2.4(b)
Indemnified Party	8.3
Indemnifying Party	8.3
Intellectual Property	2.16
Joint Executive Committee	4.8
Joint Venture	2.1(b)
knowledge	9.11(e)
laws	2.4(a)
Listing Rules	2.9(a)
Loss	8.2(a)
material adverse effect	9.11(f)
material weakness	2.5(e)
Medical Transfer Amount	5.4(b)(v)(A)
Net Company Position	2.21
Newholdco	7.2(b)(iii)
NRC	2.4(b)
Options	2.2(a)
orders	2.4(a)
Organizational Documents	2.1(a)
person	9.11(g)
PBGC	2.13(g)
Pension Transfer Amount	5.4(b)(iii)(A)
PFS	5.12(a)
Plan	2.13(b)
Plan Actuary	5.4(b)(iii)(B)
Power Act	2.1(a)
Pro-Ration Fraction	4.1(a)(i)
Purchase Price	1.2
Release	2.15(g)

ii

Defined Term	Section of Agreement
reportable condition	2.5(e)
Representatives	9.11(h)
Sarbanes-Oxley Act	2.5(b)
SEC	2.4(b)
SEC Reports	2.5(a)
Securities Act	2.1(d)
Seller	Preamble
Seller Indemnified Parties	8.2(b)
Seller Parent	Preamble
Seller Parent Disclosure Documents	2.9(a)
Seller Parent Disclosure Letter	2.1(a)
Seller Parent Shareholders’ Approval	5.2(a)
Seller Parent Shareholders’ Meeting	5.2(a)
Share Purchase	2.3
Shares	Recitals
Subsidiary	9.11(i)
Tax	9.11(j)
Tax Return	9.11(k)
Termination Date	5.4(a)
Terrorist Attack	6.2(c)
Threshold	8.2(c)(ii)(x)
transactions contemplated hereby / transactions contemplated hereunder / transactions contemplated by this Agreement / transactions contemplated under this Agreement	9.11(l)
Transferred Group Entity	5.4(b)(i)
Transferred Group Pension Plan	5.4(b)(i)
Transferred Group Post Retirement Welfare Plans	5.4(b)(i)
Transferred Group Savings Plan	5.4(b)(i)
Transferred Individuals	5.4(b)(i)
UKLA	2.4(b)
VEBAs	5.4(b)(v)(A)

iii

Exhibit 99.1

SCOTTISH POWER PLC

PRELIMINARY RESULTS 2004/05 AND SALE OF PACIFICORP

Sale of PacifiCorp

•	Sale of PacifiCorp to MidAmerican for $9.4 billion
•	Completion expected in 12-18 months
•	Equity injection net of dividends of $285 million prior to March 2006
•	Impairment charge of £927 million
•	Intend to return approximately $4.5 billion of net proceeds to ScottishPower shareholders
•	Sale and return of capital expected to be earnings accretive for ScottishPower from completion
•	Focus on continued growth and development of Infrastructure Division, UK Division & PPM Energy

Preliminary Results 2004/05

•	Profit before tax* up 10% to over £1 billion, for the first time
•	Operating profit* for our continuing three businesses up 23%
•	Earnings per share* of 40.22 pence for the year, up 10%
•	Earnings per share* of 11.64 pence for the fourth quarter, up 10%
•	Dividends per share of 22.50 pence, up 10%
•	Dividends for each of the first three quarters of 2005/06 of 5.20 pence, up 5%

Note: Items marked * are excluding goodwill amortisation and the exceptional item. ScottishPower management assesses the performance of its businesses by adjusting UK GAAP statutory results to exclude items it considers to be non-operational or non-recurring in nature. In the periods reviewed, goodwill amortisation and the exceptional item have been excluded. We have, therefore, focused our presentation of business performance on the results excluding these items. Unless otherwise stated “year” relates to the year to 31 March 2005, and “quarter” relates to the three months to 31 March 2005.

Ian Russell, ScottishPower Chief Executive, said:

“Along with our financial results, we are today announcing our decision to sell PacifiCorp and focus our management and capital on the Infrastructure Division, UK Division and PPM Energy.

Following our Interim results in November, we conducted a strategic review of PacifiCorp including a review of its prospects, capital requirements and profile of returns. As a result of this review, we are announcing today the sale of PacifiCorp to MidAmerican for $9.4 billion. We intend to return approximately $4.5 billion of the net proceeds to shareholders following the completion of the sale which, subject to regulatory and shareholder approval, is anticipated to take 12 to 18 months. The sale and return of capital is expected to enhance our return on capital and is expected to be earnings accretive from completion.

We are also announcing our results for the year to 31 March 2005. We have achieved profit before tax* of over £1 billion for the first time, an increase of 10% compared with the prior year. These results reflect a 20% growth in our UK customer numbers complemented by investments in generation, continued efficiency in our UK network business, the further returns from our US competitive wind and gas storage investments, and lower interest costs. These contributions more than made up for the lower profit at PacifiCorp.

1

The Infrastructure Division, UK Division and PPM Energy are strong businesses that have driven our recent profit growth. They are also businesses in which we see significant further opportunities for investment that will deliver enhanced growth and returns well in excess of our cost of capital. Over the last two years operating profit, excluding goodwill amortisation, in these businesses has increased by 38%.

In summary, we have today announced the sale of PacifiCorp to MidAmerican for $9.4 billion with approximately $4.5 billion of the net proceeds to be returned to shareholders. Our full year results show profit before tax*, earnings per share* and dividends per share all up by 10%. We have set the dividend for each of the first three quarters of 2005/06 off the higher than expected base for dividends this year, at 5.20 pence per share, representing an increase of 5% from 2004/05, up from 4.2% for the first three quarters of last year, compared to 2003/04. Looking ahead, we remain committed to delivering our strategy of investing for growth and improving operational performance.”

SALE OF PACIFICORP

Introduction

In November 2004, the Board began a strategic review of PacifiCorp as a result of its performance and the significant investment it required in the immediate future.

Our review examined PacifiCorp’s future capital investment requirements, the likely development of its regulatory regimes, the scope for further operational efficiencies and improvements and the scale and timing of further improvements in its achieved rates of return. We also considered the opportunities for growth and returns that exist in our three other businesses.

The Board concluded that, in the light of the scale and timing of the capital investment required in PacifiCorp and the likely profile of returns from that investment, shareholders’ interests were best served by a sale of PacifiCorp and return of capital to shareholders.

The Board therefore announces today that it has entered into a binding agreement for the sale of PacifiCorp to MidAmerican for $9.4 billion. The Board intends to return approximately $4.5 billion of the net proceeds of $5.0 billion from the sale of PacifiCorp, to shareholders. This capital return is anticipated to occur following completion of the sale. The details of the capital return will be communicated to shareholders in due course.

The sale of PacifiCorp enables us to focus our management and capital on the continued development of the Infrastructure Division, UK Division and PPM Energy. These businesses have driven our profit growth over the last two years and delivered overall returns ahead of our cost of capital. They have substantial opportunities for continued growth through capital investment and improved operational performance.

Financial Impact of the Sale and Return of Capital

MidAmerican will be acquiring the equity of PacifiCorp for $5,109.5 million and will be assuming net debt at completion expected to be approximately $4.3 billion which gives a total sale price for PacifiCorp of $9.4 billion. Allowing for that net debt, with no material tax cost expected and after estimated costs, net proceeds from the sale are expected to be approximately $5.0 billion. ScottishPower intends to return approximately $4.5 billion of the net proceeds from the sale to shareholders following the completion of the sale. The sale and return of capital is expected to be earnings accretive for ScottishPower from completion.

2

An exceptional impairment charge of £927 million, under UK GAAP, has been made in ScottishPower’s results for the year ended 31 March 2005. This impairment provision has been made to reduce the book value of PacifiCorp down to its expected net realisable value. Pending completion of the sale, PacifiCorp will be treated as a discontinued operation in the financial statements of ScottishPower. The impairment amount excludes foreign exchange gains of £485 million, achieved to date, which will be reflected in ScottishPower’s Income Statement under IFRS on completion of the sale of PacifiCorp to MidAmerican.

Going forward, we expect to continue our current dividend policy of growing dividends broadly in line with earnings. Our financial strategy will be to retain an A category credit rating for the group and our principal operating subsidiaries. To achieve this rating, on completion of the sale, the group will target credit ratios of adjusted FFO/Net Debt of greater than 25% and FFO/Interest cover of more than five times. ScottishPower will work closely with the rating agencies in order to ensure its rating objectives are achieved.

For the year ended 31 March 2005, PacifiCorp’s UK GAAP profit before tax, excluding goodwill amortisation and the exceptional item, was $581 million and net assets were $4.1 billion as at 31 March 2005. From the perspective of PacifiCorp, its unaudited earnings under US GAAP were $250 million for the same period.

Details of the PacifiCorp Sale

The sale is subject to Securities and Exchange Commission, Federal Energy Regulatory Commission, Federal Trade Commission and Nuclear Regulatory Commission approvals at Federal level, without conditions that would have a material adverse effect on the PacifiCorp business. In addition it is subject to approval at State level in Oregon, Utah, Washington, Wyoming, California and Idaho provided such state approvals are not subject to conditions whose effect would be meaningfully adverse to the business of PacifiCorp. The Directors of ScottishPower anticipate that such approvals should be forthcoming within 12 to 18 months. The sale is subject to further conditions to completion which include the representations and warranties of the parties remaining true and correct, the parties performing their covenants and obligations under the agreement in all material respects, and no material adverse effect in relation to PacifiCorp having occurred. The agreement may be terminated prior to completion by mutual agreement of the parties or otherwise in certain circumstances including material breach of the representations, warranties or covenants of the parties, ScottishPower shareholders not approving the sale or the sale not having been completed by 23 May 2006 or in certain circumstances by 17 February 2007 and (by MidAmerican) where the Board of ScottishPower withdraws or adversely modifies its recommendation of the sale. ScottishPower has also agreed that it will not initiate, solicit or engage in negotiations concerning any alternative proposals relating to PacifiCorp other than in certain specified circumstances.

ScottishPower and MidAmerican have agreed certain break fee arrangements. In summary, ScottishPower has agreed to pay MidAmerican a break fee of $10 million if, prior to ScottishPower shareholders approving the sale, an alternative proposal relating to PacifiCorp or a proposal for the acquisition of control of ScottishPower is made or announced, is rejected by ScottishPower, and ScottishPower shareholders do not subsequently approve the sale at the relevant shareholders’ meeting or in any event before 1 September 2005 and the Agreement with MidAmerican is as a result terminated. If the break fee would otherwise become payable then its amount is increased to (a) $100 million (in total) if the ScottishPower Board instead of

3

rejecting such proposal, recommends it or withdraws or adversely modifies its recommendation of the sale and (b) $250 million (in total) if within a year of the agreement with MidAmerican terminating, ScottishPower enters into an agreement with respect to or consummates an alternative proposal relating to PacifiCorp or a proposal for the acquisition of control of ScottishPower. The maximum break fee payable by ScottishPower is therefore $250 million. A break fee of $250 million is payable by MidAmerican to ScottishPower if ScottishPower terminates the Agreement as a result of MidAmerican agreeing to or announcing a proposal to acquire certain competing utility and energy assets if the same directly or indirectly results in the failure to satisfy certain regulatory conditions to the sale and/or creates or imposes additional conditionality or costs which result in MidAmerican choosing not to complete or to terminate the Agreement.

Prior to sale it is envisaged that PacifiCorp will be managed and developed as currently, with no material changes to its operating plans, management structures, or boards.

Between now and closing of the sale, ScottishPower has agreed to invest additional equity in PacifiCorp to fund ongoing capital expenditure in line with PacifiCorp’s current plan. Pursuant to these arrangements, ScottishPower will invest $500 million during the financial year 2005/06. In addition ScottishPower has agreed to make further investments during the financial year 2006/07 of up to $525 million, contributed monthly, although ScottishPower will be fully compensated for any such payments made in respect of the financial year 2006/07. Between now and the closing of the sale, ScottishPower is entitled to dividends from PacifiCorp in line with PacifiCorp’s current plan. Pursuant to these arrangements, it is expected that, ScottishPower will receive $215 million of dividends during the financial year 2005/06, and $242 million of dividends during the financial year 2006/07, these amounts to accrue monthly.

Due to the size of the sale, the approval of ScottishPower’s shareholders is required. Accordingly, a circular containing details of the sale and a notice convening a general meeting will be posted to shareholders in due course. It is expected that the details of the return of capital will be sent to shareholders around the time of completion of the sale. The sale, which is conditional on shareholders’ approval and on regulatory clearance, is expected to complete in 12 to 18 months.

PacifiCorp is one of the lowest-cost electricity producers in the United States, providing more than 1.6 million customers with reliable, efficient energy. PacifiCorp works to meet growing energy demand while protecting and enhancing the environment. PacifiCorp has interests in more than 8,300 MW of generation capacity from coal, hydro, renewable wind power, gas-fired combustion turbines and geothermal plants. PacifiCorp operates as Pacific Power in Oregon, Washington, Wyoming and California; and as Utah Power in Utah and Idaho. PacifiCorp merged with ScottishPower in 1999.

Strategy for ScottishPower

Following the sale, ScottishPower will continue to develop its Infrastructure Division, UK Division and PPM Energy, where ScottishPower has strong positions, combined with a market and regulatory environment that it is anticipated will continue to provide attractive opportunities for organic growth and investment. These businesses have also driven ScottishPower’s recent profit growth and offer the most attractive returns. In aggregate, these three divisions have shown growth in operating profit of 38% over the last two years.

4

The Infrastructure Division can benefit from increases in allowed revenue as a result of the recently concluded Distribution Price Control Review and Transmission Price Control Extension. The resulting price controls provide increased revenue allowances for taxation and pension costs, reflect higher capital investment levels and introduce new incentive targets. The Division has geared up across its activities to achieve and, where possible, outperform those new targets and to deliver the increased investment programme. We expect capital expenditure in the Division to amount to approximately £1.7 billion to 2010, with 40% of that figure associated with growth in the business.

In our UK Division, over the medium-term, we aim to continue to grow profitably our customer base and generation assets. The growth in customer numbers is expected to deliver increased earnings via higher revenues and a reduction in our average cost to serve. We will support this growth in customer numbers with further investment in generation and gas storage and aim to invest approximately £1.4 billion of capital to 2010. This includes the continued expansion of our windfarm portfolio, where we aim to invest £1 billion by 2010. Some 75% of UK Division’s capital expenditure is expected to support growth, with targeted returns immediately following completion of each project for new investments of at least 300 basis points above the Division’s weighted average cost of capital.

At PPM Energy we expect to see continued strong growth in the medium-term coming from our investments in windfarms and gas storage. Approximately £1.4 billion of capital is expected to be invested to 2010, almost all for growth, including £950 million for new wind capacity, taking our total to at least some 2,300 MW and £460 million in the same period to increase our gas storage capacity to 125 BCF. Returns of at least 300 basis points above PPM Energy’s weighted average cost of capital are expected immediately following completion of each project.

PRELIMINARY RESULTS 2004/05

In addition to announcing the sale of PacifiCorp to MidAmerican, we are also reporting our Preliminary results for 2004/05.

Quarter 4			Full Year
2004/05	2003/04	£ million	2004/05	2003/04
1,938	1,748	Turnover	6,849	5,797
(617)	292	Operating (loss) / profit	153	1,023
339	321	Operating profit excluding goodwill & exceptional	1,197	1,151
(664)	239	(Loss) / profit before tax	(29)	792
292	269	Profit before tax excluding goodwill & exceptional	1,015	920
(40.54)	9.02	(Loss) / earnings per share (pence)	(16.83)	29.40
11.64	10.63	Earnings per share excluding goodwill & exceptional (pence)	40.22	36.40
7.65	6.25	Dividends per share (pence)	22.50	20.50

We have achieved profit before tax* of over £1 billion for the first time, an increase of 10% compared with the prior year. These results reflect a 20% growth in our UK customer numbers complemented by investments in generation, continued efficiency in our UK network business, further returns from our US competitive wind and gas storage investments, and lower interest costs. These contributions more than made up for the lower profit at PacifiCorp.

5

We continue to see very attractive opportunities for profitable growth in our UK network business, where the finalisation of the Distribution Price Control Review places us in a good position to continue to outperform the targets and enhance returns. We are the leading developer of wind generation in the UK and the US with approximately 1,000 MW of plant in operation and some 700 MW of plant to be constructed in the remainder of 2005.

PacifiCorp’s financial performance was impacted by milder temperatures and lower thermal generation availability in the first half, and a lack of rainfall and snow held back the contribution from our hydroelectric generation plants in the second half. The lower than normal snow and rainfall over the winter months will also reduce hydroelectric generation availability during the first six months of 2005/06.

The Infrastructure Division delivered an increase in operating profit of 6% in the year and concluded the Distribution Price Control Review and Transmission Price Control Extension. The Division will benefit from increases in allowed revenue as a result. The price controls also introduce challenging new incentive targets which will require further improvements in operational performance. The Division is focused on outperforming these new targets and delivering the increased investment programme.

In the UK Division the investment in generation plant has complemented significant growth in customer numbers, up 865,000 this year to over 5.1 million. Together, these have contributed to the substantial increase of some 80% in the operating profit* of the Division. We are continuing to grow our customer numbers, albeit at a slower rate than experienced in the first nine months of 2004/05, while maintaining our focus on gaining profitable customers that will create shareholder value. Generation has started at the Black Law windfarm and construction is underway at the Beinn Tharsuinn and Coldham windfarms. The UK Division has continued to demonstrate significant progress toward its renewable energy strategy.

PPM Energy continued to grow rapidly with operating profit* rising 60% to £59 million, for the year, with additional earnings delivered through Production Tax Credits on wind output. In the year we acquired Atlantic Renewable Energy Corporation in order to expand on the east coast of the US. This acquisition and the recently announced Shiloh and Maple Ridge windfarms, together with windfarms at Klondike II, Trimont and Elk River, gives PPM Energy 574 MW due on-line by 31 December 2005, all of which are expected to be immediately earnings enhancing following completion.

INVESTING FOR GROWTH

We continue to execute our investment strategy across the group and invested £1.4 billion during the year, with £0.8 billion (60%) invested for growth. Investments in our regulated businesses aim to achieve at least the allowed rate of regulatory returns, while our competitive businesses are expected to achieve returns of at least 300 basis points above each division’s weighted average cost of capital.

PacifiCorp’s net capital investment was £480 million for the year, with £231 million (48%) invested for organic growth. Of this, £136 million was invested in building new generation. The first phase of the 525 MW Currant Creek plant, representing 280 MW, will be operational this summer with full operations scheduled to begin in summer 2006. Construction at the 534 MW Lake Side plant is scheduled to begin this summer. A further £95 million was invested in new connections and network reinforcement.

6

Infrastructure Division’s net capital investment was £267 million for the year, with £67 million (25%) invested for organic growth, including expenditure on the connection to the Black Law windfarm and other new customer connections. Other organic investment focused on network reinforcement projects, such as the £30 million, five-year, Liverpool city centre regeneration programme and initial spend on the Renewable Energy Transmission Study upgrade programme required to accommodate the connection of renewable generation in Scotland. As a result of the Distribution Price Control Review, capital expenditure allowances increase by 55% over the next five years, against the previous control period, with some 1,800 km of overhead lines due to be built. New initiatives in operational excellence will also help our drive towards a 30% improvement in network performance, resulting in reduced fault duration for our customers and minimising risk of financial penalty from Ofgem. We also plan to invest some £190 million in the first phase of the Transmission Investment for Renewable Generation.

The UK Division’s net capital investment was £546 million, including £454 million (83%) invested for growth. Growth investment included the acquisitions of the 800 MW Damhead Creek power plant for £320 million and the remaining 50% of the 400 MW Brighton power plant for £71 million. Other growth investment of £63 million related primarily to our windfarm developments, notably the largest consented UK onshore windfarm project at Black Law. Development of the project continues, with completion of approximately 100 MW scheduled for autumn this year. Construction is also underway at the 30 MW windfarm at Beinn Tharsuinn and the 16 MW windfarm at Coldham.

PPM Energy’s net capital investment for the year was £84 million, with £79 million (94%) of this invested for growth, primarily on new wind generation projects where build is ongoing. For 2005/06 PPM Energy has announced 574 MW of new windfarm investments, comprising 75 MW Klondike II, 100 MW Trimont, 150 MW Elk River, 150 MW Shiloh and 50% of the 198 MW joint venture Maple Ridge windfarm in upstate New York, which is being developed along with Zilkha Renewable Energy of Houston. Maple Ridge represents the first project in the northeastern US associated with the PPM Atlantic Renewable acquisition. PPM Energy’s share of the capital investment is approximately $160 million and the 120 turbine windfarm is due to be completed this December. Once operational, all of these projects are expected to be immediately earnings enhancing.

Looking ahead, we aim to invest further capital to 2010 of some £1.7 billion in the Infrastructure Division including renewable infrastructure investment; £1.4 billion in generation and gas storage in the UK Division; and approximately £1.4 billion at PPM Energy on new wind and gas storage capacity.

IMPROVING OPERATIONAL PERFORMANCE

PacifiCorp

For the year, operating profit, excluding goodwill amortisation and the exceptional item, was lower by £78 million at £542 million (down $29 million to $914 million) due mainly to a net £61 million adverse translation impact from the weaker US dollar, which has been substantially mitigated at an earnings level by the benefits from our hedging policy. Retail revenue growth of $98 million was offset by both increased net power costs of $98 million and, as expected, the reduction in deferred power cost recoveries of $44 million. Deferred power cost recoveries will expire fully by the end of December 2005. Underlying retail revenues improved due to regulatory rate increases and customer growth, partly offset by lower customer usage, mainly due to the milder weather. Although the contribution from hydroelectric resources was in line with last year, it remained below expectations as a result of the unusually dry conditions. The

7

impact of lower thermal generation availability and related increase in purchase volumes, together with higher fuel and market prices and increased load volumes, all contributed to the rise in net power costs. Operating efficiencies delivered $42 million of benefits and this more than offset adverse other net revenue and cost movements of $37 million, which increased largely as a result of higher labour-related and maintenance costs. Non-recurring items were favourable by $10 million, as the $56 million environmental provision release in the year more than offset $46 million of non-recurring items in the prior year.

Initiatives directed at improving operational efficiency included steps to significantly reduce future expected coal costs over the long-term by commencing underground coal mining in Wyoming; to aid generation efficiency by improving the management of plant overhauls and targeted capital expenditure programmes; and to deliver cost savings by renegotiating operational and service level agreements. In addition, customer service was enhanced following the streamlining and automation of activities and, in April 2005, we opened another new operations centre to facilitate the centralisation of call handling and to provide rapid responses to outages for our customers. These initiatives contributed to PacifiCorp delivering and exceeding its target of $300 million of benefits set at the time of the merger.

In February 2005, the Utah Public Service Commission granted PacifiCorp additional annual revenues of $51 million, based upon a forward-looking test year, effective from 1 March 2005. Along with other awards earlier in the year of $15 million in Washington and $9.25 million in Wyoming, this represents rate case awards in the year of approximately $75 million of additional annual revenue. On 5 May 2005, PacifiCorp filed a general rate case request in Washington for approximately $39 million that also related to increased operating costs.

PacifiCorp is also seeking to account for and recover power costs in Oregon and Washington related to the unfavourable weather conditions. These requests relate to the 2005 calendar year and are expected to be resolved early in 2006. Recovery of any weather-related costs is expected to be made at a future date. PacifiCorp has also requested power cost adjustment mechanisms (“PCAMs”) in Oregon and Washington. The proposed PCAMs are designed to be longer-term, ongoing mechanisms that pass through to customers a portion of excess power costs, or return to customers a portion of over-collected power costs. This would enable power costs included within rates to be more closely aligned with PacifiCorp’s actual costs and assist in reducing earnings volatility. Discussions on possible PCAMs are also underway in Utah and Wyoming.

Regulatory returns for PacifiCorp at September 2004, the end of the last regulatory reportable period, were approximately 7% on a normalised basis compared to approximately 8% at September 2003, as the period does not include the increased revenue from the Utah general rate case settlement effective in March 2005 and the Washington general rate case outcome from November 2004. PacifiCorp now has licenses or settlements in place regarding seven out of nine recent relicensing agreements. The relicensing of the Klamath River and Prospect River systems remain to be settled.

In April 2005, PacifiCorp received a magistrate judge’s opinion agreeing to PacifiCorp’s request to dismiss the $1 billion lawsuit filed against it in May 2004 by the Klamath tribes. In May 2005, the tribes filed objections to the magistrate judge’s opinion and the matter is now before a district court judge.

From a customer service perspective, the US Department of Energy ranked PacifiCorp second in the nation in terms of the total number of customers purchasing renewable power and third in terms of sales volumes. In July, PacifiCorp was named best for overall customer satisfaction in a nationwide survey of commercial and industrial customers by TQS Research, an improvement from third place last year.

8

Infrastructure Division

For the year, operating profit increased by £23 million to £416 million, with regulated revenues higher by £13 million mainly as a result of distribution sales volume growth and favourable transmission prices, in line with allowed revenues. Underlying net costs were favourable by £14 million mainly due to a reduction in third party transmission charges and lower other net costs. This upside, together with a net £4 million increase in one-off gains, including the gain on disposal of gas assets, more than offset an £8 million increase in rates and depreciation.

In March, we accepted the new licence conditions for the Distribution Price Control Review over the next five years from 1 April 2005 and the Transmission Price Control Extension for the next two years also from 1 April 2005. The effect of the two reviews is to increase revenues by around £60 million in 2005/06 mainly due to increased revenue allowances for taxation and pension costs and also reflecting higher capital investment levels. They also introduce challenging new incentive targets which will require further improvements in operational performance in order to avoid penalties. The Division has geared up across its activities to achieve and, where possible, outperform these new targets and to deliver the increased investment programme. Initiatives include deploying a greater proportion of the workforce to restore customers to the network; improved scheduling and monitoring of repairs; programmes targeted at the worst performing circuits; and a re-prioritised maintenance programme.

On 1 April 2005, the British Electricity Trading and Transmission Arrangements (“BETTA”) were successfully introduced with National Grid assuming operational control of the Great Britain (“GB”) transmission system, including balancing of generation and demand in Scotland. ScottishPower retains network ownership and all associated responsibilities including development of the network.

Two storms in January affected approximately 77,000 customers across our licence areas in Manweb and southern Scotland. Early deployment of emergency plans ensured power restoration was highly effective and we received favourable feedback from energywatch for our handling of these events.

During the year the system performance of one of our distribution businesses outperformed the regulatory targets and, subject to the annual audit of system performance data, will qualify for a one-off reward of approximately £3 million. This reward will be reflected in allowed revenue for 2005/06.

UK Division

For the year, operating profit, excluding goodwill amortisation, was higher by £79 million at £180 million. Electricity and gas margins improved by £198 million due to the growth in customer numbers combined with our investment in generation, which delivered £137 million of this increase. The effective management of our generation resource portfolio, including the benefit of our rolling commodity procurement strategy, contributed the majority of the remaining £61 million of margin growth. The substantial increase in customer numbers contributed to higher customer capture, energy efficiency and customer service costs of £45 million. Other net costs increased by £74 million primarily due to £33 million of operating expenses relating to Damhead Creek and Brighton and higher depreciation and debt provisioning movements.

9

Renewable development remains a key part of our business strategy and the Division is the leading developer of wind generation in the UK with approximately 3,000 MW in its renewable development pipeline, in addition to 158 MW that are operational and 142 MW under construction. We have entered into a joint venture with the Co-operative group to build a 16 MW windfarm at Coldham in Cambridgeshire. Construction is expected to be complete later this year. In March, planning determination for an 18 MW windfarm at Wether Hill in Dumfries and Galloway was given and construction will commence early in 2005/06. We have also completed trials of co-firing of biomass at our Cockenzie power station and have commenced full commercial burning. Co-firing trials have also begun at Longannet. Overall these activities demonstrate the Renewables Obligation Scheme is a successful mechanism that can deliver the Government’s targets for renewable power. We maintain our support for marine renewable power through our relationship with Ocean Power Delivery, a leading developer of marine power.

As we have grown our portfolio of customers and assets, we continue to maintain a good balance between our retail demand and our generation output. We are maximising the returns from our generating plant by effectively utilising its flexibility, which is increasingly important under the new BETTA market arrangements. Our effective forward purchasing strategy for gas and coal has helped to maintain a competitive cost base for plant and customers, whilst also helping to protect us from wholesale price volatility. We are substantially covered across our commodity requirements for the next two years and have secured access to competitively priced low-sulphur coal from the international market, which will be delivered to our plant via our highly competitive end-to-end coal logistics deal with Clydeport.

We have successfully adapted to the new arrangements under BETTA, and we are capturing the commercial opportunities that the new arrangements present. However, we continue to have concerns with the GB transmission charging arrangements introduced with BETTA and have therefore commenced Judicial Review proceedings with respect to Ofgem’s decision to approve the current GB charging methodology.

The 6 Sigma business transformation programme that was originally adopted in our supply activities was extended to our generation activities in the year and, in total, delivered revenue and cost savings of £15 million this year. In April 2005, we received a “Best in Class Award” at the European 6 Sigma IQ Awards in recognition of the successful delivery of a project to improve significantly customer accounts set-up time. The benefits of the improvements in our customer service provision have also been evidenced by the results seen in two customer satisfaction studies. ScottishPower came top of Datamonitor’s annual survey of Industrial and Commercial customers and was ranked highest for price and value in J.D. Power’s domestic gas market award.

PPM Energy

For the year, operating profit, excluding goodwill amortisation, increased by £22 million to £59 million (by $35 million to $98 million). PPM Energy’s contribution to the group’s profit before interest and tax, excluding goodwill amortisation and including results from joint ventures, was $99 million. In addition, the group’s tax charge was reduced by $12 million, as a result of PPM Energy’s Production Tax Credits. Gas storage margins improved by $48 million in the year, with increased contracted storage capacity delivering $34 million of this growth and the owned facilities at Alberta and Katy, adding $14 million. Wind generation profit improved by $10 million, primarily due to investment in 2003/04 in new windfarms delivering substantial volume growth during the year. Energy management activities improved by $7 million mainly

10

as a result of increased contributions from long-term contractual arrangements to supply electricity and gas due to higher volumes. Net operating costs required to support increased business activities and infrastructure were higher by $24 million and depreciation increased by $6 million.

PPM Energy now controls about 830 MW of operating wind energy with new developments totalling 574 MW due to be constructed in 2005, making PPM Energy the largest US developer of renewables announced to date this year. In May 2005, PPM Energy announced plans for a 150 MW windfarm in northern California to be called the Shiloh windfarm. The Shiloh windfarm, together with the previously announced windfarms at Maple Ridge, Klondike II, Trimont and Elk River, will take PPM Energy’s total wind portfolio to approximately 1,405 MW by the end of 2005, well on target toward its goal of at least 2,300 MW on-line by 2010. Approximately 90% of PPM Energy’s operational windfarm output is committed under long-term contract. In December 2004, PPM Energy also acquired the northeast US wind energy developer, Atlantic Renewable Energy Corporation (now called PPM Atlantic Renewable). Including PPM Atlantic Renewable projects, PPM Energy now has approximately 9,000 MW in its renewable development pipeline, stretching from California to New York. In addition, PPM Energy has over 800 MW of thermal generation.

In May 2005, PPM Energy announced plans to expand the Waha gas storage development project in west Texas from 7.2 BCF to 9.5 BCF based on strong market demand and favourable geological results. PPM Energy also announced the acquisition of the 4.5 BCF Grama Ridge gas storage facility in New Mexico, from ConocoPhillips, which continues PPM Energy’s profitable investment in gas storage assets. Including Grama Ridge, PPM Energy now has 80.5 BCF of gas storage under its ownership or control. PPM Energy intends to expand the Grama Ridge site to 6.0 BCF by the end of 2005.

FINANCIAL REVIEW – FULL YEAR

The UK businesses and PPM Energy delivered strong operating profit growth. PacifiCorp’s results were adversely affected by the weaker US dollar and the impact of weather and plant availability. Our hedging policy has continued to successfully mitigate the impact on group earnings of the weaker dollar, with an earnings hedge benefit of £53 million (2003/04: £60 million) delivered at an operating profit level and a balance sheet hedging benefit of £88 million (2003/04: £39 million) delivered to interest from the UK/US interest rate differential.

Group turnover increased by £1,052 million to £6,849 million for the year with the weaker US dollar reducing sterling revenues by £225 million, net of the movement in hedging benefits from the forward sale of dollars. PacifiCorp’s dollar turnover increased by 8%, primarily due to higher wholesale and retail revenues and Infrastructure Division’s turnover increased by 6% due to higher regulated and new connections business revenues, both driven by higher volumes. The UK Division’s turnover grew by 33% as a result of higher retail sales, increased energy balancing activities and the acquisition of generation plant. PPM Energy’s dollar turnover was higher by 56% due to increased sales under long-term contracts, activities around owned and contracted storage assets and the addition of new wind generation.

Group operating profit for the year decreased by £870 million to £153 million due to the exceptional charge in the year of £927 million, relating to the impairment of goodwill associated with PacifiCorp. Excluding goodwill amortisation and the exceptional item, group operating profit was £46 million higher at £1,197 million, after a net adverse foreign exchange effect of £58 million. This increase reflects the strong performance of our UK operations and good growth in PPM Energy. Although below our expectations, PacifiCorp delivered an improved second half operational performance compared to the first six months of the year.

11

On 24 May 2005, the group announced that agreement had been reached to sell PacifiCorp to MidAmerican for a total consideration of $9.4 billion, subject to appropriate regulatory and shareholder approvals. As a consequence, the group has undertaken a review of the goodwill allocated to the PacifiCorp reporting segment. The estimated recoverable value has been based on net realisable value, with reference to the price of comparable businesses, recent market transactions and the estimated proceeds from disposal. This review has resulted in an exceptional charge for the impairment of goodwill of £927 million, which is disclosed separately within operating profit as an exceptional item. No material tax costs are expected.

In addition, the group has performed a similar review under US GAAP and as a result a goodwill impairment of £1,381 million has been recorded in the PacifiCorp segment under US GAAP. The higher charge is principally due to the higher carrying value of the net assets of PacifiCorp under US GAAP compared to UK GAAP. This difference is primarily attributable to the recognition of regulatory assets, FAS 133 and lower cumulative amortisation of goodwill under US GAAP.

The net interest charge reduced by £50 million to £188 million for the year The charge included a £14 million translation benefit from the weaker US dollar and an additional £49 million benefit from the UK/US interest rate differential arising from our dollar balance sheet hedging strategy. The net interest charge also benefited from £14 million of net interest receipts following the settlement of outstanding tax claims. The main items partly offsetting these reductions in interest were higher interest payments on floating rate debt and interest payable on capital contributions to be refunded under the new BETTA trading regime.

The loss before tax for the year was £29 million compared to a profit before tax of £792 million in the prior year, again due to the exceptional goodwill impairment charge. Excluding goodwill amortisation and the exceptional item, profit before tax improved by £95 million to £1,015 million for the year, with the impact of PacifiCorp’s results being more than offset by operating profit improvements in our other businesses and the lower net interest charge.

In line with last year’s results, the effective rate of tax, excluding goodwill amortisation and the exceptional item, was 27%. The effective rate of tax was lower than the standard rate, as it benefited from the release of provisions relating to prior years following agreement of specific items with tax authorities, the group’s financing arrangements and tax credits from US wind generation. Legislation proposed in the Finance Bill 2005, but not yet enacted, is likely to affect the group’s internal financing arrangements and could, therefore, result in an increase in the effective rate in future years. However, higher Production Tax Credits from US windfarms are expected partly to offset this increase.

Earnings per share were lower by 46.23 pence resulting in a loss per share of 16.83 pence for the year. Excluding goodwill amortisation and the exceptional item, earnings per share improved by 3.82 pence to 40.22 pence.

Cash flows from operating activities reduced compared to the prior year to March 2004 by £104 million to £1,260 million, as favourable operating performance was partly offset by higher working capital commitments mainly due to higher debtors reflecting significant growth in our UK Division and provision movements. Interest, tax and dividend payments totalled £600 million, with the tax and interest payments lower than last year due to the settlement of outstanding tax claims and cash benefits associated with our hedging strategy. Other net

12

inflows which impact net debt, other than net investment in assets and acquisitions, were £257 million, mainly as a result of cash received on the maturing and cancellation of net investment hedging derivatives during the year. Net capital investment cash spend including Damhead Creek was £1,270 million. After adverse non-cash movements of £70 million, which included debt acquired following the purchase of the remaining 50% of the Brighton power plant partly offset by the favourable effect of foreign exchange, net debt at 31 March 2005 was £4,147 million, £423 million higher than at 31 March 2004. Gearing (net debt/equity shareholders’ funds) was 104%, compared to 79% as at 31 March 2004.

The dividend for the fourth quarter of 2004/05 will be 7.65 pence per share, payable on 28 June 2005. This takes the total dividends for the year to 22.50 pence per share and is covered 1.79 times by earnings per share, excluding goodwill amortisation and the exceptional item, consistent with our stated dividend policy. The ADS dividend rate is $0.5582 and will also be paid on 28 June 2005 to shareholders of record on 3 June 2005.

FINANCIAL REVIEW – FOURTH QUARTER

Group turnover increased by £190 million to £1,938 million for the fourth quarter after a £47 million impact of the weaker US dollar, net of the movement in hedging benefits from the forward sale of dollars.

The group operating loss for the fourth quarter was £617 million compared to an operating profit of £292 million in the equivalent period last year. The reduction in operating profit was due to the exceptional charge of £927 million relating to the impairment of goodwill associated with PacifiCorp, which is discussed in the “Financial Review – Full Year”, above. Excluding goodwill amortisation and the exceptional item, operating profit increased by £18 million to £339 million, after a net adverse foreign exchange effect of £33 million.

PacifiCorp’s operating profit, excluding goodwill amortisation and the exceptional item, for the fourth quarter fell by £20 million to £137 million. This was primarily due to a £34 million unfavourable net translation variance arising from the weaker US dollar and reduced hedging benefits compared to the equivalent period last year, when the majority of the full year hedge benefit was recognised in the fourth quarter. Dollar operating profit, excluding goodwill amortisation and the exceptional item, increased by $26 million to $248 million, mainly due to higher retail and other regulatory revenues and efficiency initiatives.

Infrastructure Division’s operating profit improved by £1 million to £103 million for the fourth quarter, with a slight reduction in regulated revenues and an increase in rates and depreciation charges being offset by favourable net operating cost movements.

The UK Division’s strong performance continued with operating profit, excluding goodwill amortisation, up by £26 million for the fourth quarter at £77 million. Electricity and gas margins improved as the contribution from the Damhead Creek and Brighton generation plants, along with the Division’s balanced commodity position, helped mitigate the impact of wholesale price volatility on the growing customer base.

PPM Energy’s operating profit, excluding goodwill amortisation, rose by £11 million to £22 million for the fourth quarter (by $18 million to $38 million), primarily as a result of an improved contribution from contractual gas storage.

As a result of these operating profit improvements and a £10 million reduction in the net interest charge, profit before tax, excluding goodwill amortisation and the exceptional item, improved by £23 million to £292 million. The loss before tax was £664 million compared to a profit before tax of £239 million in the equivalent period last year.

13

Earnings per share, excluding goodwill amortisation and the exceptional item, improved by 1.01 pence to 11.64 pence. The loss per share was 40.54 pence compared to earnings per share of 9.02 pence for the equivalent period last year.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

ScottishPower is required to report its group consolidated financial results in accordance with IFRS from 1 April 2005 and as a result has restated its financial information for the year ended 31 March 2005. The group has utilised the IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, exemption not to prepare comparative information in accordance with IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. As these standards will be applied with effect from 1 April 2005 they will, therefore, not impact the IFRS financial information for the year ended 31 March 2005.

The effect of moving from UK GAAP to IFRS resulted in a 1% increase in profit before tax, excluding the impact of goodwill amortisation and the exceptional item. Earnings per share, excluding the impact of goodwill amortisation and the exceptional item, reduced by 1%. Net debt increased by £159 million as a result of the recognition of additional finance lease obligations of £71 million and the reclassification within the balance sheet of existing finance lease obligations of £88 million. Whilst this impacts on what is reported as net debt, underlying cash flows are unaffected. Net assets reduced by 2%, principally as a result of the recognition of the deficit on the group’s pension schemes.

A separate announcement detailing the impacts of IFRS and providing primary statements will be published today. Further details are available on the Company’s website, www.scottishpower.com. The group will host an IFRS seminar for analysts and institutional investors on Wednesday 25 May 2005.

INVESTOR TIMETABLE

Key investor dates going forward are as follows:

1 June 2005	Shares go ex-dividend for the fourth quarter
3 June 2005	Last date for registering transfers to receive the fourth quarter dividend
28 June 2005	Fourth quarter dividend payable
22 July 2005	Annual General Meeting
10 August 2005	Announcement of results for the first quarter ending 30 June 2005
17 August 2005	Shares go ex-dividend for the first quarter
19 August 2005	Last date for registering transfers to receive the first quarter dividend
28 September 2005	First quarter dividend payable
10 November 2005	Announcement of results for the second quarter and half year ending 30 September 2005

US Dividend Tax Note

The “Jobs and Growth Tax Relief Reconciliation Act of 2003” (the “Act”) reduces the rates of US federal income tax on dividends received by individual US shareholders from domestic corporations and “qualified foreign corporations”. Based on the Act’s legislative history and

14

Internal Revenue Service releases, ScottishPower believes that it is a “qualified foreign corporation” as defined in the Act. As a result, in most cases our ADS holders that are individuals should be subject to the same preferential dividend tax rates as US shareholders owning shares in US-based companies. The Act only applies to individuals subject to US federal net income tax and therefore the tax position of UK shareholders is unaffected. Please note that US federal income tax treatment is dependent upon an individual’s tax circumstances. Therefore, you should consult your own tax advisor regarding the tax matters discussed in this statement or any other taxation issue. For further information on the Jobs and Growth Tax Relief Reconciliation Act of 2003, investors are encouraged to go to www.irs.gov and to consult with their tax advisor.

Safe Harbor

Some statements contained herein may include statements regarding our assumptions, projections, expectations or beliefs about future events. These statements are intended as “Forward-Looking Statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements with respect to us, our corporate plans, future financial condition, future results of operations, future business plans, strategies, objectives and beliefs and other statements that are not historical facts are forward looking. Statements containing the words “may”, “will”, “expect”, “anticipate”, “believe”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words are also forward-looking. These statements are based on our management’s assumptions and beliefs in light of the information available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. Important factors that may cause results to differ from expectations include, for example:

-	the success of reorganisational and cost-saving or other strategic efforts, including the proposed sale of PacifiCorp;
-	any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;
-	the outcome of general rate cases and other proceedings conducted by regulatory commissions;
-	the cost, feasibility and eventual outcome of hydroelectric facility relicensing proceedings;
-	future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;
-	the availability of acceptable fuel at favorable prices;
-	weather and weather-related impacts;
-	the availability of operational capacity of plants;
-	adequacy and accuracy of load and price forecasts that could impact the hedging strategy and costs to balance electricity load and supply;

15

-	timely and appropriate completion of the Request for Proposals process, unanticipated construction delays, changes in costs, receipt of required permits and authorizations, and other factors that could affect future generation plants and infrastructure additions;
-	the impact of interest rates and investment performance on pension and post-retirement expense;
-	the impact of new accounting pronouncements on results of operations; and
-	development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

Further Information:

Jennifer Lawton	Head of Investor Relations	0141 636 4527
David Ross	Investor Relations Manager	0141 566 4853
Colin McSeveny	Group Media Relations Manager	0141 636 4515

UBS Limited and Morgan Stanley & Co. Limited are joint financial advisors and corporate brokers to ScottishPower.

UBS Limited and Morgan Stanley & Co. Limited are acting solely for the Company and no-one else in connection with this announcement and will not be responsible to anyone other than the Company for providing the protections afforded to their clients or for providing advice in relation thereto.

16

Group Profit and Loss Account

for the three months and year ended 31 March 2005

		Three months ended 31 March			Year ended 31 March
		2005		2004	2005		2004
	Notes	£m		£m	£m		£m
Turnover: group and share of joint ventures and associates		1,941.9		1,759.1	6,877.4		5,828.9
Less: share of turnover in joint ventures		(3.7)		(10.9)	(27.4)		(31.0)
Less: share of turnover in associates		(0.4)		(0.3)	(1.2)		(0.8)
Group turnover	2	1,937.8		1,747.9	6,848.8		5,797.1
Cost of sales		(1,312.1)		(1,121.0)	(4,567.2)		(3,630.6)
Gross profit		625.7		626.9	2,281.6		2,166.5
Transmission and distribution costs		(146.1)		(137.4)	(606.2)		(544.5)
Administrative expenses before goodwill amortisation and exceptional item		(153.8)		(178.0)	(511.3)		(498.2)
Goodwill amortisation		(28.7)		(29.5)	(117.5)		(128.0)
Exceptional item – impairment of goodwill	3	(927.0)		–	(927.0)		–
Administrative expenses		(1,109.5)		(207.5)	(1,555.8)		(626.2)
Other operating income		13.0		9.5	33.0		26.8
Operating profit before goodwill amortisation and exceptional item		338.8		321.0	1,197.1		1,150.6
Goodwill amortisation		(28.7)		(29.5)	(117.5)		(128.0)
Exceptional item – impairment of goodwill	3	(927.0)		–	(927.0)		–
Operating (loss)/profit	2	(616.9)		291.5	152.6		1,022.6
Share of operating profit in joint ventures		0.1		5.0	2.2		7.3
Share of operating profit in associates		0.2		0.2	3.8		0.3
(Loss)/profit on ordinary activities before interest		(616.6)		296.7	158.6		1,030.2
Net interest and similar charges
– Group		(46.4)		(55.6)	(183.7)		(232.3)
– Joint ventures		(0.5)		(1.8)	(4.2)		(5.8)
		(46.9)		(57.4)	(187.9)		(238.1)
Profit on ordinary activities before goodwill amortisation, exceptional item and taxation		292.2		268.8	1,015.2		920.1
Goodwill amortisation		(28.7)		(29.5)	(117.5)		(128.0)
Exceptional item – impairment of goodwill	3	(927.0)		–	(927.0)		–
(Loss)/profit on ordinary activities before taxation		(663.5)		239.3	(29.3)		792.1
Taxation
– Group		(77.9)		(72.2)	(272.3)		(247.3)
– Joint ventures		(0.2)		(0.3)	(0.2)		(1.0)
– Associates		(0.8)		–	(1.6)		(0.1)
	4	(78.9)		(72.5)	(274.1)		(248.4)
(Loss)/profit after taxation		(742.4)		166.8	(303.4)		543.7
Minority interests (including non-equity)		(0.1)		(1.8)	(4.7)		(5.8)
(Loss)/profit for the period		(742.5)		165.0	(308.1)		537.9
Dividends	6	(139.4)		(112.9)	(412.6)		(375.1)
(Loss)/profit retained		(881.9)		52.1	(720.7)		162.8
(Loss)/earnings per ordinary share	5	(40.54	)p	9.02p	(16.83	)p	29.40p
Adjusting items – goodwill amortisation		1.57	p	1.61p	6.42	p	7.00p
– exceptional item – impairment of goodwill		50.61	p	–	50.63	p	–
Earnings per ordinary share before goodwill amortisation and exceptional item	5	11.64	p	10.63p	40.22	p	36.40p
Diluted (loss)/earnings per ordinary share	5	(38.33	)p	8.72p	(15.41	)p	28.83p
Adjusting items – goodwill amortisation		1.49	p	1.53p	6.10	p	6.77p
– exceptional item – impairment of goodwill		48.03	p	–	48.08	p	–
Diluted earnings per ordinary share before goodwill amortisation and exceptional item	5	11.19	p	10.25p	38.77	p	35.60p

Dividends per ordinary share	6	7.65	p	6.25p	22.50	p	20.50p
The above results relate to continuing operations.

Statement of Total Recognised Gains and Losses

for the year ended 31 March 2005

	Year ended 31 March
	2005 £m	2004 £m
(Loss)/profit for the financial year	(308.1)	537.9
Exchange movement on translation of overseas results and net assets	(100.2)	(537.6)
Translation differences on foreign currency hedging	146.6	475.2
Tax on translation differences on foreign currency hedging	(46.4)	46.1
Revaluation reserve arising on the purchase of the remaining 50% of the Brighton Power Station	5.8	–
Total recognised gains and losses for the financial year	(302.3)	521.6

Reconciliation of Movements in Shareholders’ Funds

for the year ended 31 March 2005
	Year ended 31 March
	2005 £m	2004 £m
(Loss)/profit for the financial year	(308.1)	537.9
Dividends	(412.6)	(375.1)
(Loss)/profit retained	(720.7)	162.8
Exchange movement on translation of overseas results and net assets	(100.2)	(537.6)
Translation differences on foreign currency hedging	146.6	475.2
Tax on translation differences on foreign currency hedging	(46.4)	46.1
Revaluation reserve arising on the purchase of the remaining 50% of the Brighton Power Station	5.8	–
Share capital issued	21.9	13.1
Consideration paid in respect of purchase of own shares held under trust	(30.7)	(28.9)
Credit in respect of employee share awards	7.2	4.9
Consideration received in respect of sale of own shares held under trust	7.6	0.4
Net movement in shareholders’ funds	(708.9)	136.0
Opening shareholders’ funds	4,690.9	4,554.9
Closing shareholders’ funds	3,982.0	4,690.9

Group Cash Flow Statement

for the year ended 31 March 2005

		Year ended 31 March
	Notes	2005 £m	2004 £m
Cash inflow from operating activities	7	1,259.7	1,364.0
Dividends received from joint ventures and associates		2.0	0.5
Returns on investments and servicing of finance		(116.4)	(210.0)
Taxation		(99.2)	(121.8)
Free cash flow		1,046.1	1,032.7
Capital expenditure and financial investment		(888.0)	(831.2)
Cash flow before acquisitions and disposals		158.1	201.5
Acquisitions and disposals		(351.1)	(31.3)
Equity dividends paid		(386.1)	(394.4)
Cash outflow before use of liquid resources and financing		(579.1)	(224.2)
Management of liquid resources	8	(185.9)	(354.1)
Financing
– Issue of ordinary share capital		21.9	13.1
– Redemption of preferred stock of PacifiCorp		(4.1)	(4.6)
– Maturity of net investment hedging derivatives		140.0	–
– Cancellation of cross-currency swaps		92.0	76.1
– Repricing of cross-currency swaps		–	403.0
– Net purchase of own shares held under trust		(23.1)	(28.5)
– Increase in debt	8	753.3	464.3
		980.0	923.4
Increase in cash in year	8	215.0	345.1

Free cash flow represents cash flow from operating activities after adjusting for dividends received from joint ventures and associates, returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net Debt

for the year ended 31 March 2005

		Year ended 31 March
	Note	2005 £m	2004 £m
Increase in cash in year		215.0	345.1
Cash inflow from increase in debt		(753.3)	(464.3)
Cash outflow from movement in liquid resources		185.9	354.1
Change in net debt resulting from cash flows		(352.4)	234.9
Net debt acquired		(116.1)	–
Foreign exchange movement		62.4	388.3
Other non-cash movements		(16.4)	(26.7)
Movement in net debt in year		(422.5)	596.5
Net debt at end of previous year		(3,724.5)	(4,321.0)
Net debt at end of year	8	(4,147.0)	(3,724.5)

Group Balance Sheet

as at 31 March 2005

Notes	2005 £m	2004 £m
Fixed assets
Intangible assets	845.4	1,855.9
Tangible assets	9,602.8	8,756.6
Investments
– Investments in joint ventures:
Share of gross assets	85.0	180.8
Share of gross liabilities	(46.5)	(157.3)
38.5	23.5
– Loans to joint ventures	10.6	38.8
49.1	62.3
– Investments in associates	4.0	2.7
– Other investments	120.3	129.8
173.4	194.8
10,621.6	10,807.3
Current assets
Stocks	185.4	185.5
Debtors
– Gross debtors	1,856.6	1,576.2
– Less non-recourse financing	(65.3)	(109.5)
1,791.3	1,466.7
Short-term bank and other deposits	1,747.8	1,347.3
3,724.5	2,999.5
Creditors: amounts falling due within one year
Loans and other borrowings	(553.4)	(410.7)
Other creditors	(2,110.5)	(1,658.7)
(2,663.9)	(2,069.4)
Net current assets	1,060.6	930.1
Total assets less current liabilities	11,682.2	11,737.4
Creditors: amounts falling due after more than one year
Loans and other borrowings (including convertible bonds)	(5,341.4)	(4,661.1)
Provisions for liabilities and charges
– Deferred tax	(1,333.5)	(1,242.2)
– Other provisions	(399.5)	(504.5)
(1,733.0)	(1,746.7)
Deferred income	(570.1)	(577.8)
Net assets	2	4,037.7	4,751.8
Called up share capital	932.7	929.8
Share premium	2,294.7	2,275.7
Revaluation reserve	45.5	41.6
Capital redemption reserve	18.3	18.3
Merger reserve	406.4	406.4
Profit and loss account	284.4	1,019.1
Equity shareholders’ funds	3,982.0	4,690.9
Minority interests (including non-equity)	55.7	60.9
Capital employed	4,037.7	4,751.8
Net asset value per ordinary share	5	217.3	p	256.2	p

Notes to the Preliminary Statement and quarterly Accounts

for the year ended 31 March 2005

1	Basis of preparation

(a)	The financial information included within this Preliminary Statement and quarterly Accounts has been prepared on the basis of accounting policies consistent with those set out in the Accounts for the year ended 31 March 2004.

(b)	The information shown for the years ended 31 March 2005 and 31 March 2004 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the years ended 31 March 2005 and 31 March 2004 respectively. The reports of the auditors on those Accounts were unqualified and did not contain a Statement under either Section 237(2) or Section 237(3) of the Companies Act 1985. The Accounts for the year ended 31 March 2004 have been filed with the Registrar of Companies. The Accounts for the year ended 31 March 2005 will be delivered to the Registrar of Companies in due course. The information shown in respect of the three months ended 31 March 2005 and 31 March 2004 is unaudited.

(c)	The relevant exchange rates applied in the preparation of the Preliminary Statement and quarterly Accounts are detailed in Note 12.
(d)	The financial information on pages 17 to 26 was approved by the Board on 24 May 2005.

2	Segmental information

(a)	Turnover by segment

		Three months ended 31 March
		Total turnover		Inter-segment turnover		External turnover
	Notes	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
United Kingdom
UK Division – Integrated Generation and Supply	(i)	1,156.8	976.2	(0.2)	(7.0)	1,156.6	969.2
Infrastructure Division – Power Systems		193.7	202.7	(92.4)	(95.7)	101.3	107.0
United Kingdom total						1,257.9	1,076.2
United States
PacifiCorp		558.3	552.7	(0.5)	(0.9)	557.8	551.8
PPM		124.4	122.2	(2.3)	(2.3)	122.1	119.9
United States total						679.9	671.7
Total	(ii)					1,937.8	1,747.9

		Year ended 31 March
		Total turnover		Inter-segment turnover		External turnover
	Notes	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
United Kingdom
UK Division – Integrated Generation and Supply	(i)	3,711.0	2,804.0	(25.9)	(26.6)	3,685.1	2,777.4
Infrastructure Division – Power Systems		728.1	704.1	(348.0)	(345.8)	380.1	358.3
United Kingdom total						4,065.2	3,135.7
United States
PacifiCorp		2,284.3	2,321.1	(2.8)	(2.5)	2,281.5	2,318.6
PPM		511.5	352.9	(9.4)	(10.1)	502.1	342.8
United States total						2,783.6	2,661.4
Total	(ii)					6,848.8	5,797.1

2	Segmental information continued

(b)	Operating (loss)/profit by segment

			Three months ended 31 March
			Before goodwill amortisation and exceptional item	Goodwill amortisation	Exceptional item – impairment of goodwill (Note 3)		Before goodwill amortisation	Goodwill amortisation
			2005	2005	2005	2005	2004	2004	2004
	Note		£m	£m	£m	£m	£m	£m	£m
United Kingdom
UK Division – Integrated Generation and Supply	(i	)	76.6	(1.3)	–	75.3	50.4	(1.3)	49.1
Infrastructure Division – Power Systems			103.2	–	–	103.2	102.4	–	102.4
United Kingdom total			179.8	(1.3)	–	178.5	152.8	(1.3)	151.5
United States
PacifiCorp			137.1	(27.3)	(927.0)	(817.2)	157.1	(28.1)	129.0
PPM			21.9	(0.1)	–	21.8	11.1	(0.1)	11.0
United States total			159.0	(27.4)	(927.0)	(795.4)	168.2	(28.2)	140.0
Total			338.8	(28.7)	(927.0)	(616.9)	321.0	(29.5)	291.5

			Year ended 31 March
			Before goodwill amortisation and exceptional item	Goodwill amortisation	Exceptional item – impairment of goodwill (Note 3)		Before goodwill amortisation	Goodwill amortisation
			2005	2005	2005	2005	2004	2004	2004
	Note		£m	£m	£m	£m	£m	£m	£m
United Kingdom
UK Division – Integrated Generation and Supply	(i	)	180.5	(4.9)	–	175.6	101.0	(4.9)	96.1
Infrastructure Division – Power Systems			416.3	–	–	416.3	393.6	–	393.6
United Kingdom total			596.8	(4.9)	–	591.9	494.6	(4.9)	489.7
United States
PacifiCorp			541.7	(112.1)	(927.0)	(497.4)	619.3	(122.5)	496.8
PPM			58.6	(0.5)	–	58.1	36.7	(0.6)	36.1
United States total			600.3	(112.6)	(927.0)	(439.3)	656.0	(123.1)	532.9
Total			1,197.1	(117.5)	(927.0)	152.6	1,150.6	(128.0)	1,022.6

(i)	UK Division – Integrated Generation and Supply completed the acquisition of the Damhead Creek CCGT power plant and associated contracts on 1 June 2004 and completed the purchase of the remaining 50% of the Brighton Power Station CCGT power plant and associated contracts on 28 September 2004. The post acquisition results of the acquired businesses amounted to turnover of £52.0 million and £162.2 million and operating profit of £30.1 million and £53.6 million for the three months and year to March 2005, respectively.

(ii)	In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.

(c)	Net assets by segment

			31 March 2005	31 March 2004
	Note		£m	£m
United Kingdom
UK Division – Integrated Generation and Supply			1,734.3	1,022.5
Infrastructure Division – Power Systems			2,479.8	2,337.4
United Kingdom total			4,214.1	3,359.9
United States
PacifiCorp			5,071.3	5,935.8
PPM			469.3	439.0
United States total			5,540.6	6,374.8
Total			9,754.7	9,734.7
Unallocated net liabilities	(i	)	(5,717.0)	(4,982.9)
Total			4,037.7	4,751.8
(i) Unallocated net liabilities include net debt, dividends payable, tax liabilities and investments.

3	Exceptional item

In November 2004, the Board began a strategic review of PacifiCorp as a result of its performance and the significant investment it required in the immediate future. In May 2005, the Board concluded that in light of the prospects for PacifiCorp, the scale and timing of the capital investment required and the likely profile of returns, shareholders’ interests were best served by a sale of PacifiCorp and the return of capital to shareholders. As a consequence, the group has undertaken a review of the carrying value of the goodwill allocated to the PacifiCorp reporting segment as at 31 March 2005. The estimated recoverable value has been based on net realisable value, with reference to the price of comparable businesses, recent market transactions and the estimated proceeds from disposal. This has resulted in an exceptional charge, in the three months and the year ended 31 March 2005 for the impairment of goodwill of £927 million which is disclosed separately within operating (loss)/profit as an exceptional item.

4	Taxation

The charge for taxation, including deferred tax, for the year ended 31 March 2005 reflects the anticipated effective rate for the year ended 31 March 2005 of 27% (year ended 31 March 2004 27%) on the profit before goodwill amortisation, exceptional item and taxation as detailed below:

	Three months ended 31 March		Year ended 31 March
	2005 £m	2004 £m	2005 £m	2004 £m
(Loss)/profit on ordinary activities before taxation	(663.5)	239.3	(29.3)	792.1
Adjusting items – goodwill amortisation	28.7	29.5	117.5	128.0
– exceptional item – impairment of goodwill	927.0	–	927.0	–
Profit on ordinary activities before goodwill amortisation,
exceptional item and taxation	292.2	268.8	1,015.2	920.1

5 (Loss)/earnings and net asset value per ordinary share

(a) (Loss)/earnings per ordinary share have been calculated for all periods by dividing the (loss)/profit for the period by the weighted average number of ordinary shares in issue during the period, based on the following information:

	Three months ended 31 March		Year ended 31 March
	2005	2004	2005	2004
Basic (loss)/earnings per share
(Loss)/profit for the period (£ million)	(742.5)	165.0	(308.1)	537.9
Weighted average share capital (number of shares, million)	1,831.7	1,829.9	1,830.8	1,829.5
Diluted (loss)/earnings per share
(Loss)/profit for the period (£ million)	(739.8)	167.9	(297.1)	545.0
Weighted average share capital (number of shares, million)	1,929.9	1,925.9	1,928.0	1,890.2

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options and shares held in trust for the group’s employee share schemes and the convertible bonds.

(b) The calculation of (loss)/earnings per ordinary share, on a basis which excludes goodwill amortisation and exceptional item, is based on the following adjusted earnings:

	Three months ended 31 March		Year ended 31 March
	2005 £m	2004 £m	2005 £m	2004 £m
(Loss)/profit for the period	(742.5)	165.0	(308.1)	537.9
Adjusting items – goodwill amortisation	28.7	29.5	117.5	128.0
– exceptional item – impairment of goodwill	927.0	–	927.0	–
Adjusted earnings	213.2	194.5	736.4	665.9

ScottishPower assesses the performance of the group by adjusting (loss)/earnings per share, calculated in accordance with FRS 14, to exclude items it considers to be non-recurring or non-operational in nature and believes that the exclusion of such items provides a better comparison of business performance. Consequently, an adjusted earnings per share figure is presented for all periods.

(c) Net asset value per ordinary share has been calculated based on net assets (after adjusting for minority interests) and the number of shares in issue (after adjusting for the effect of shares held in trust) at the end of the respective financial years.

	31 March 2005	31 March 2004
Net assets (as adjusted) (£ million)	3,982.0	4,690.9
Number of ordinary shares in issue at the year end (as adjusted) (number of shares, million)	1,832.3	1,830.6

6	Dividends

	2005 pence per ordinary share	2004 pence per ordinary share	2005 £m	2004 £m
First interim dividend paid	4.95	4.75	91.1	87.5
Second interim dividend paid	4.95	4.75	91.0	87.4
Third interim dividend paid	4.95	4.75	91.1	87.3
Final dividend	7.65	6.25	139.4	112.9
Total dividends	22.50	20.50	412.6	375.1

7	Reconciliation of operating profit to net cash inflow from operating activities

	2005 £m	2004 £m
Operating profit	152.6	1,022.6
Depreciation, amortisation and impairment	1,527.1	566.7
Profit on sale of tangible fixed assets	(0.7)	(0.4)
Amortisation of share scheme costs	7.2	4.9
Release of deferred income	(19.2)	(19.5)
Movements in provisions for liabilities and charges	(202.1)	(87.6)
Increase in stocks	(1.9)	(51.0)
Increase in debtors	(394.6)	(38.7)
Increase/(decrease) in creditors	191.3	(33.0)
Net cash inflow from operating activities	1,259.7	1,364.0

8	Analysis of net debt

	At 1 April 2004 £m	Cash flow £m	Acquisitions (excluding cash & overdrafts) £m	Exchange £m	Other non- cash changes £m	At 31 March 2005 £m

Cash at bank	758.9	216.4	–	(1.8)	–	973.5
Overdrafts	(20.1)	(1.4)	–	1.0	–	(20.5)
		215.0
Debt due after 1 year	(4,646.1)	(830.5)	(116.1)	54.3	211.0	(5,327.4)
Debt due within 1 year	(390.6)	76.7	–	8.4	(227.4)	(532.9)
Finance leases	(15.0)	0.5	–	0.5	–	(14.0)
		(753.3)
Other deposits	588.4	185.9	–	–	–	774.3
Total	(3,724.5)	(352.4)	(116.1)	62.4	(16.4)	(4,147.0)

‘Other non-cash changes’ to net debt represents the movement in debt of £227.9 million due after one year to due within one year, amortisation of finance costs of £7.1 million and finance costs of £9.3 million representing the effects of the RPI on bonds carrying an RPI coupon.

9	Summary of differences between UK and US Generally Accepted Accounting Principles (‘GAAP’)

The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to (loss)/profit for the financial year and equity shareholders’ funds are set out in the tables below.

	Year ended 31 March
(a) Reconciliation of (loss)/profit for the financial year to US GAAP:	2005 £m		2004 £m
(Loss)/profit for the financial year under UK GAAP	(308.1)		537.9
US GAAP adjustments:
Amortisation of goodwill	117.5		128.0
Impairment of goodwill	(454.0)		–
US regulatory net assets	(41.8)		(81.2)
Pensions	10.7		(0.1)
Depreciation on revaluation uplift	1.9		1.9
Decommissioning, environmental and mine reclamation	(45.1)		(13.0)
PacifiCorp Transition Plan costs	(8.3)		(29.0)
FAS 133	326.5		153.3
Other	(30.6)		(10.3)
	(431.3)		687.5
Deferred tax effect of US GAAP adjustments	(63.4)		54.7
(Loss)/profit for the financial year under US GAAP before cumulative adjustment for FAS 143	(494.7)		742.2
Cumulative adjustment for FAS 143	–		(0.6)
(Loss)/profit for the financial year under US GAAP	(494.7)		741.6
(Loss)/earnings per share under US GAAP	(27.02	)p	40.54p
Diluted (loss)/earnings per share under US GAAP	(27.02	)p	39.19p

The adjustment described as ‘FAS 133’ comprises FAS 133 and subsequent revising standards, FAS 138 and FAS 149, together with guidance issued by the Derivatives Implementation Group (‘DIG’).

The cumulative adjustment to the profit under US GAAP for the year ended 31 March 2004 of £(0.6) million (net of tax) represented the cumulative effect on US GAAP earnings of adopting FAS 143 ‘Accounting for Asset Retirement Obligations’ effective from 1 April 2003.

In light of the conclusions of the strategic review detailed in Note 3, the group determined that a trigger event had occurred under FAS 144 ‘Accounting for the impairment or disposal of long lived assets’ and FAS 142 ‘Goodwill and other intangible assets’ and accordingly, a review of the carrying value of the long lived assets and goodwill allocated to the PacifiCorp reporting unit under US GAAP has been performed. A two-step impairment test is required under both FAS 144 and FAS 142. Under FAS 144 undiscounted cash flows for the long lived assets of PacifiCorp exceeded their carrying value and accordingly no impairment was triggered. Under FAS 142 the carrying value of the net assets of PacifiCorp (including goodwill) under US GAAP was determined to be in excess of its fair value, and accordingly the group has carried out an analysis to determine the implied value of goodwill. Fair value was determined under US GAAP primarily using discounted cash flows and with reference to the price of comparable businesses, recent market transactions and estimated proceeds from disposal. As a result, a goodwill impairment charge of £1,381 million has been recorded in the PacifiCorp segment under US GAAP reflecting the amount by which the carrying value of the goodwill exceeded its implied fair value. The impairment charge under US GAAP is £454 million higher than the charge under UK GAAP principally due to the higher carrying value of the net assets of PacifiCorp under US GAAP compared to UK GAAP. This is as a result of the recognition under US GAAP of regulatory assets, the impact of FAS 133 and lower cumulative amortisation of goodwill under US GAAP.

	Year ended 31 March
(b) Effect on equity shareholders’ funds of differences between UK GAAP and US GAAP:	2005 £m	2004 £m
Equity shareholders’ funds under UK GAAP	3,982.0	4,690.9
US GAAP adjustments:
Goodwill	572.3	572.3
Business combinations	(191.0)	(196.1)
Amortisation of goodwill	258.7	150.0
Impairment of goodwill	(454.0)	–
US regulatory net assets	545.8	724.7
Pensions	(58.8)	(18.9)
Dividends	139.4	112.9
Revaluation	(59.8)	(54.0)
Depreciation on revaluation uplift	14.3	12.4
Decommissioning, environmental and mine reclamation	(60.2)	(14.9)
PacifiCorp Transition Plan costs	13.5	22.2
FAS 133	403.7	2.2
Other	(11.2)	(12.9)
Deferred tax:
Effect of US GAAP adjustments	(300.5)	(275.0)
Effect of differences in methodology	–	14.5
Equity shareholders’ funds under US GAAP	4,794.2	5,730.3

The FAS 133 adjustment represents the difference between accounting for derivatives under UK and US GAAP. FAS 133 requires all derivatives, as defined by the standard, to be marked to market value, except those which qualify for specific exemption under the standard or associated DIG guidance, for example those defined as normal purchases and normal sales. The derivatives which are marked to market value in accordance with FAS 133 include only certain of the group’s commercial contractual arrangements as many of these arrangements are outside the scope of FAS 133. In addition, the effect of these changes in the fair value of certain long-term contracts entered into to hedge PacifiCorp’s future retail energy resource requirements, which are being marked to market value in accordance with FAS 133, are subject to regulation in the US and are therefore deferred as regulatory assets or liabilities pursuant to FAS 71 ‘Accounting for the Effects of Certain Types of Regulation’. The FAS 133 adjustment included within equity shareholders’ funds at 31 March 2005 of £403.7 million includes a net liability of £89.9 million which is subject to regulation and is therefore offset by a US regulatory asset of £89.9 million included within ‘US regulatory net assets’ above.

10	Acquisitions

On 1 June 2004, ScottishPower completed the acquisition of the 800 MW Damhead Creek CCGT power plant and associated contracts, including the benefit of a long-term gas supply agreement, from its creditor banks for a cash consideration of £313 million excluding expenses. On 28 September 2004, ScottishPower completed the purchase of the remaining 50% of the 400 MW Brighton Power Station CCGT power plant and associated contracts, including the benefit of a long-term gas supply agreement, for a cash consideration of £26 million excluding expenses. Fair values have been attributed to the assets and liabilities acquired in respect of both acquisitions. No goodwill is required to be recognised in respect of these acquisitions.

11	Subsequent events

On 24 May 2005, the group announced that agreement had been reached to sell PacifiCorp to MidAmerican for a total consideration of $9.4 billion resulting in net proceeds of $5.0 billion after allowing for net debt and estimated costs. The price is payable on completion of the sale, which is subject to regulatory and shareholder approval, and is anticipated to take 12 to 18 months. It is not anticipated that there will be any material tax consequences arising from the disposal. It is proposed to return approximately $4.5 billion of the net proceeds to shareholders following completion of the sale.

12	Exchange rates

The exchange rates applied in the preparation of the Preliminary Statement and quarterly Accounts were as follows:

Year ended 31 March
	2005	2004
Average rate for quarters ended
30 June	$1.81/	£$1.62/	£
30 September	$1.82/	£$1.61/	£
31 December	$1.87/	£$1.71/	£
31 March	$1.89/	£$1.84/	£
Closing rate as at 31 March	$1.89/	£$1.84/	£